

NOTICE OF
2016 | **ANNUAL MEETING**
OF STOCKHOLDERS

May 17, 2016 - 11:00 a.m.
Central Daylight Time

swn
Southwestern Energy®

Contents

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Read about Southwestern Energy and vote online
www.swnannualmeeting.com

Presiding Director Q&A



How has the role of directors changed in this period of significantly lower commodity prices?

2015 was a challenging year for the industry, including Southwestern Energy. Very few in the industry predicted the depth of the current cyclical downturn. As a Board, our governance is focused on achieving long-term value for our shareholders. This means we endeavor to ensure our investments are wise and designed to achieve our PVI goals; our compensation programs are designed to attract talent and align with shareholders' interests; and we have the right leadership team in place.

Today's volatile environment requires an engaged, collaborative and nimble Board, readily available to support our management team's efforts to navigate and preserve value during this difficult time. Our approach to governance has become far more dynamic and proactive as well. As a result, we have worked together with Bill Way and his management team to set a responsive 2016 budget that provides for investing within our expected cash flow and adopt compensation targets geared toward improving margins and cash flow rather than growing production.

What are the Board's top priorities for 2016 and beyond?

Our top priority for 2016 is to maintain Southwestern Energy's financial flexibility, and our Board is directly engaged in this challenge. Our flexible approach to our budget should complement this goal during this period of

volatile commodity prices. As we look beyond the bottom of the cycle, a renewed governance focus and reflection are required to ensure our governance efforts aimed at achieving a 1.3 PVI, or present value of return on each dollar of capital spent, translate into long-term shareholder value creation. New approaches towards risk management and greater alignment of our executive compensation to ensure shareholder outcomes are likely to be part of this process.

What skill sets does the Board bring in leading our company today?

Our Board has been carefully constructed to bring a diversity of skills and backgrounds that, collectively, produce sound and insightful judgments and oversight on behalf of our shareholders. Specifically, we have deliberately built a collaborative Board of Directors who know our industry intimately, have the capacity for deep strategic thought and understand shareholder value creation. Most of us have spent the bulk of our careers in, or investing or advising in, the oil and gas industry and have seen downturns before. With well over a century of combined financial, technical and leadership experience in the sector, our Board has the perspective and skills to lead Southwestern Energy through the entire commodity cycle. Our Board has undergone significant refreshment over the last several years, and we continually assess whether our aggregate skill set is appropriate to build shareholder value for the future.

How have you and the other directors engaged with shareholders?

Directors have had multiple conversations with our shareholders over the past year; in aggregate, we've spoken with shareholders representing over half our shares outstanding. We've listened to shareholder views on compensation, shareholder rights and balance sheet management, and we truly benefited from our dialogue. As described elsewhere in this proxy statement, our conversations led to changes in our compensation program and related disclosure and to our Board's adoption of proxy access last fall. We believe a constructive dialogue with our shareholders is an essential component of value creation.

Catherine A. Kehr

Catherine A. Kehr
Presiding Director

Proxy Statement Highlights

Our Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees: Audit	Committees: Compensation	Committees: N&G	Committees: HSE&CR	Other Public Boards
John D. Gass Chevron Corporation (retired)	64	2012	✔		Chair (1)		Chair	2
Catherine A. Kehr The Capital Group Companies (retired)	53	2011	✔	Member		Chair		1
Greg D. Kerley CFO, Southwestern Energy (retired)	60	2010	✔				Member	0
Kenneth R. Mourton Managing Partners, Ball and Mourton, Ltd., PLLC	65	1995	✔	Member		Member		0
Elliott Pew COO, Common Resources (retired)	61	2012	✔		Member			1
Terry W. Rathert CFO, Newfield Exploration Company (retired)	63	2014	✔	Chair	Member			0
Alan H. Stevens E&P Executive (retired)	71	2010	✔			Member	Member	0
William J. Way CEO, Southwestern Energy Company	57	2016						0

N&G: Nominating and Governance Committee
HSE&CR: Health, Safety, Environment and Corporate Responsibility Committee

(1) Mr. Gass and Vello Kuuskraa currently serve as Co-Chairmen of the Compensation Committee. Mr. Kuuskraa will not stand for re-election at the 2016 Annual Meeting.

Board Highlights

We seek to ensure that a strong balance of skills, experience, personal qualities and diversity are represented in the boardroom. Our focus is to ensure that our directors bring their particular background, insights and knowledge together for the benefit of Southwestern Energy and our shareholders.

RELEVANT SKILLS

Thorough understanding of our business

Our director nominees bring together extensive experience in areas relevant to our business including energy, finance and strategy.



6 of our 8 director nominees have extensive experience in the oil and gas sector.

INTEGRITY AND LEADERSHIP

High integrity and proven track-record in positions of leadership

Our director nominees have acquired significant experience in leadership that includes being a public company CEO, CFO, COO or Board member.



All of our director nominees have experience in leadership roles serving in senior management positions or on boards of public companies.

TENURE BALANCE

Refreshed over time

Our director nominees offer a balance of experience and fresh perspectives, with an **average tenure of less than 7 years.**



> 9 years: 1   **0-4 years:** 4

5-9 years: 3

INDEPENDENCE

Independent oversight to serve the long-term interests of Southwestern Energy and our shareholders.

Almost all of our directors are independent, including our Presiding Director, and non-management directors meet regularly without management present.



7 of our 8 director nominees have been determined by our Board to be independent.

Corporate Governance Highlights

The Board of Southwestern Energy is committed to the highest standards of corporate governance. The Corporate Governance section of our proxy statement describes our governance framework in depth, highlights of which include:

Recent governance developments

- Proxy access adopted
- Committee membership refreshment
- Corporate governance changes

Shareholder rights

- Annual "Say on Pay" vote
- Annual Election of all Directors
- Active shareholder engagement program
- Majority election of directors

Board independence

- 7 of our 8 director nominees are independent
- All members of the Audit, Compensation and Nominating and Governance Committees are independent
- Independent Presiding Director
- Chairman to be non-management director following the 2016 Annual Meeting

Who We Are

At Southwestern Energy, creating Value+ is our core mission, implemented through our culture of continuous improvement, innovation and responsibility. Our approach to executive compensation, like all things at Southwestern Energy, is governed by our Formula.

Our Formula

SWN's mission is to create Value+ by providing energy to our world. Our Formula represents the essence of our corporate philosophy and how we operate.



$$\frac{R^2}{A} \rightarrow V^{+®}$$

| The Right People doing the Right Things® | Wisely investing the cash flow from the underlying Assets | Will create Value+ |

This Formula is the essence of our corporate philosophy and how we operate our business. Our goal is to manage our business for the long term, and a primary tool for achieving long-term growth is disciplined capital allocation and investment practices. At Southwestern Energy, we exercise this discipline by seeking to achieve $1.30 of present value cash flow, discounted at 10%, for each dollar invested, which we refer to as 1.3 PVI. At Southwestern Energy, we seek ways to consistently deliver "more" to our shareholders through innovation and new ideas that will create value for every dollar we invest, increasing the value of our assets by delivering better and safer operations year over year.

Our industry is capital intensive with significant up-front investments that can be followed by long time-lags from investment to return. It also is subject to wide swings in commodity prices. Our compensation program reflects these commitments and promotes good corporate citizenship in the communities in which we operate and taking appropriate and responsible risks. This highly challenging cycle requires that we attract, motivate and retain technically competent, experienced executives who can positively impact our results today and in the future.

The objective of our compensation program is the same as our goal for managing the Company: to create long-term value for our shareholders, incorporating innovation, excellent operating results and responsible risk-taking. This objective describes how we think about our Company's performance and pay, and why we believe our compensation program is appropriately aligned with performance.

As our compensation program relates to our executive officers, it is designed to reward our executive officers for producing sustainable results consistent with our strategy, to attract and retain world-class talent, and to align pay with the long-term interests of shareholders. This means executive pay must be tied to company performance, which we measured in four principal ways in 2015:

- the return provided to shareholders over time, both on an absolute basis and relative to our peer companies;
- our financial performance as measured by the economic value of our projects;
- our production and reserve growth; and
- the return on our capital investments.

2015 Performance Highlights

We are an independent natural gas and oil company engaged in exploration, development and production activities, including the related gathering and marketing of natural gas and liquids.

In 2015, we measured company performance in four principal ways:

Return provided to shareholders over time, both on an absolute basis and relative to our peer companies	Financial performance as measured by the economic value of our projects	Production and reserve growth	Return on our capital investments

In 2015, we faced a challenging market environment, as commodity prices declined dramatically. Despite the challenging business environment, we achieved the following outcomes:

• **Record annual production**	976 Bcfe, up approximately 27% from 2014
• **Reduced drilling and completion costs**	Through renogiated contracts and improved drilling and completion techniques
• **Implemented long-term financing**	Combination of debt, equity and equity-linked securities to finance the acquisition of transformational, complementary assets in the Appalachian Basin
• **Enhanced liquidity**	Three-year, $750 million term loan credit agreement

2015 Executive Compensation Highlights

Our executive compensation program is designed to reward our executives for producing sustainable results consistent with our strategy; to attract and retain the highest quality talent; and to align pay with the long-term interests of shareholders. Our executive pay is tied to company performance. Based on our performance, the total pay mix for our Named Executive Officers for 2015 was as follows:

2015 Pay Mix By Component (1)



CEO Pay Distribution

2.2%
12.4%
8.4%
77.0%

Base Bonus LTI Other



All Other NEO Pay Distribution

2.7%
15.4%
13.1%
68.8%

Base Bonus LTI Other

(1) Represents base salaries in effect as of December 31, 2015, actual annual bonus awards for 2015, which were paid in 2016, based on performance, and the grant date value of the 2015-2017 performance awards, restricted stock and options (granted in December 2014). The "Bonus" consists of total annual bonus payments, which include objective and discretionary components. The "Other pay" consists of any changes in pension value and nonqualified deferred compensation earnings and all other compensation, each as disclosed in the Summary Compensation Table.

What We Do

✔ **Mix of Awards**. Our compensation program contains both cash and equity components and is weighted toward long-term equity-based incentives, with a mix of these incentives among performance-based stock units, stock options and restricted stock.

✔ **Share Ownership Guidelines**. Our NEOs must hold the equity equivalent in value of multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

✔ **Clawbacks**. If we restate our financial statements, other than as a result of changes to accounting rules or regulations, the Company may recover from our executives' incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✔ **Double-Trigger Severance**. In agreements with our NEOs, cash severance payments payout in connection with a change in control only if an actual or constructive termination of employment also occurs.

✔ **Annual Risk Assessments**. The Compensation Committee, comprised exclusively of independent directors, analyzes risk in setting executive compensation.

✔ **Reward Future Performance**. Annual option, restricted stock and performance awards vest over periods of three, four and three years, respectively, to reward sustained company performance over time.

✔ **Peer Group Comparison**. We employ an annual market analysis of executive compensation relative to peer companies and published survey data for comparably-sized companies.

What We Do Not Do

✘ **Tax Gross Ups**. We eliminated the excise tax gross-up feature in all new severance agreements entered into with NEOs after 2009, which includes our current CEO.

✘ **Automatic Base Salary Increases**. Our NEOs base salaries are reviewed annually and the decisions are based on market data provided by our independent compensation consultants. No increases were made in 2016 (other than in connection with a promotion).

✘ **Hedging and Pledging Company Stock**. Our policies prohibit the pledging and hedging of our stock by our executives and directors.

✘ **Excessive Perquisites**. We provide limited perquisites to our executive officers.

✘ **Reprice Stock Options**. We do not permit the repricing of stock options without shareholder approval.

2015 Shareholder Outreach

In the months leading up to and following our 2015 Annual Meeting, members of senior management and our Board of Directors, including the Chairs of our Compensation Committee and our Nominating and Governance Committee, reached out to holders of approximately 80% of our outstanding shares. As a result, we had over 20 conversations with holders of over 50% of our outstanding shares during 2015. These were in addition to dozens of meetings management and investor relations personnel held with stockholders throughout the year. While those shareholders had differing views on some of the topics discussed, we received the following feedback:

- A substantial majority of our shareholders indicated strong support of our compensation and governance practices, and also took the opportunity to share their views on how we might enhance these practices.

- A majority of our shareholders expressed general support for proxy access, though they had varied views on the proxy access framework they proposed for us. Members of our Nominating and Governance Committee and our senior management shared their views on proxy access and engaged with our shareholders regarding their diversity of viewpoints.

- In all cases, comments and feedback were shared with the Compensation Committee, Nominating and Governance Committee and full Board, as appropriate.

Following this dialogue with our shareholders, our Board implemented the changes to the executive compensation program and related disclosures discussed below in "2015 Executive Compensation Highlights" in the "Compensation Discussion and Analysis" section in this proxy statement and adopted bylaw amendments for implementing proxy access.

Voting at Our Annual Meeting

Every vote cast at our Annual Meeting plays a part in the future of Southwestern Energy. Please review our proxy statement and take the time to vote right away, using one of the methods explained below.

Who is entitled to vote?

Stockholders who own shares of common stock as of March 23, 2016, the Record Date, may vote at the meeting. There were 389,657,596 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the meeting.

Voting Matters

You are being asked to vote on the following:

Proposal	Board Recommendation	Rationale	(page)
Proposal 1: Election of Directors	**FOR** each of the nominees	The director nominees possess a deep knowledge of our company and bring experience in diverse business sectors and significant leadership experience.	13
Proposal 2: Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers	**FOR**	Our executive compensation program is aligned with our strategy and promotes value for our shareholders.	38
Proposal 3: Approval of our amended 2013 Incentive Plan	**FOR**	We require additional shares to issue awards to our employees.	67
Proposal 4: Ratification of Independent Registered Public Accounting Firm	**FOR**	PricewaterhouseCoopers LLP, the audit firm proposed by the Audit Committee and Board, is a highly respected, independent audit firm with an appropriate fee structure.	81

How to Vote

Even if you plan to attend our Annual Meeting in person, please vote immediately using one of the following advanced voting methods. **In all cases, you will need to have your proxy card in hand.**



By Internet
Vote your shares online at www.proxyvotenow.com/swn.



By Telephone
Vote your shares by calling 1 (866) 595-8761



By Mail
Vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Attending our Annual Meeting

11:00 a.m., Central Daylight Time
Tuesday, May 17, 2016
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

All shareholders as of the record date may attend the Annual Meeting but must have photo identification and proof of stock ownership. If you are a shareholder of record (your shares are held in your name), valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee), you must provide valid photo identification and evidence of your current ownership of shares, which you can obtain from your broker, bank or nominee.

Learn more about our Annual Meeting at www.swnannualmeeting.com

Questions and Answers about the Annual Meeting and Voting

Please see the "Questions and Answers about the Annual Meeting and Voting" section beginning on page 82 for answers to common questions on the rules and procedures surrounding the proxy and Annual Meeting process.



10000 Energy Drive
Spring, Texas 77389

Notice of Annual Meeting of Stockholders on May 17, 2016

The Annual Meeting of Stockholders of Southwestern Energy Company, or the Company, will be held at Southwestern Energy Company Headquarters, 10000 Energy Drive, Spring, Texas 77839, on Tuesday, May 17, 2016, at 11:00 a.m., Central Daylight Time, for the following purposes:

(1) To elect eight directors to the Board to serve until the 2017 Annual Meeting or until their respective successors are duly elected and qualified, and the Board intends to present for election John D. Gass, Catherine A. Kehr, Greg D. Kerley, Kenneth R. Mourton, Elliott Pew, Terry W. Rathert, Alan H. Stevens and William J. Way;

(2) To conduct an advisory vote to approve the compensation of our Named Executive Officers for 2015;

(3) To approve our amended Southwestern Energy Company 2013 Incentive Plan, primarily to increase the number of shares authorized for issuance;

(4) To ratify the appointment of PricewaterhouseCoopers LLP, or PwC, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(5) To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on March 23, 2016, as the Record Date for the determination of stockholders entitled to notice of and to vote at the meeting and any adjournment thereof. The Company's 2016 Annual Report, which is not part of the proxy soliciting material, is enclosed.

You are welcome to attend the meeting. If you do not attend, it is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the enclosed proxy card or voting instruction card. Alternatively, you can vote your shares by telephone or over the Internet as described in more detail in this proxy statement. You may revoke a proxy at any time prior to its exercise by giving written notice to that effect to the Secretary of the Company or by submitting a later-dated proxy or subsequent Internet or telephonic proxy. If you attend the meeting, you may revoke any proxy you previously granted and vote in person.

By Order of the Board of Directors

JOHN C. ALE
Secretary
April 6, 2016

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE 2016 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 17, 2016:

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting of Stockholders, 2016 proxy statement and the 2015 annual report to stockholders are available free of charge at: www.swnannualmeeting.com

Proxy Statement Table of Contents

Proposal No. 1 Election of Directors

At this meeting, stockholders are being asked to elect eight directors to serve until the next Annual Meeting or until their respective successors are duly elected and qualified.

Voting

The shares of common stock represented by the enclosed proxy will be voted as instructed by the stockholder for the election of the nominees named in this section. If no direction is made, the proxy will be voted "FOR" the election of all of the nominees named below other than in the case of broker non-votes, which will be treated as described below. Our bylaws provide that, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board.

Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes will have no effect on the election of directors, other than counting for purposes of a quorum. Our bylaws also provide that any nominee who does not receive a majority of votes cast "FOR" his or her election in an uncontested election is expected to tender his or her conditional resignation to the Chairman of the Board promptly following the certification of the vote, which resignation

shall be promptly considered through a process managed by the Nominating and Governance Committee, excluding (other than in certain limited circumstances set forth in our bylaws) any nominees who did not receive a majority vote. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election, the shares of common stock represented by the enclosed proxy may be voted for such other person as the Board may recommend. The Company does not expect that any nominee will be unavailable for election.

The Board, upon the recommendation of the Nominating and Governance Committee, has proposed the eight nominees set forth below for election as directors. All nominees for director are presently directors of the Company and, with the exception of William J. Way, who was appointed chief executive officer and director in January 2016, were elected by over 97% of votes cast by stockholders at the 2015 Annual Meeting.

Certain information concerning the nominees is set forth below.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE **"FOR"** THE ELECTION OF EACH OF THE NOMINEES TO THE BOARD AS SET FORTH IN THIS PROPOSAL.



Nominees for Election

JOHN D. GASS



Independent Director
Age: 64   Director since: 2012
Committees: Compensation (Chair);
Health, Safety, Environment and Corporate
Responsibility (Chair)
Other Public Boards: Weatherford
International, Ltd; Suncor Energy Inc.
Director Qualification Highlights

- Former Senior Executive with Major Integrated Oil and Gas Company
- Operational and HSE Experience
- Midstream Experience
- Public Company Board Service

Mr. Gass retired in 2012 as Vice President of Chevron Corporation and President of Chevron Gas and Midstream. In this role, he was responsible for Chevron's global natural gas marketing and trading activities, as well as Chevron's pipeline, power and worldwide shipping operations. Mr. Gass began his career in 1974 in Chevron's Gulf of Mexico business unit in New Orleans, and over the next 38 years held positions of increasing responsibility, including heading the company's exploration and production operations in southern Africa and in Australia and Papua New Guinea. Mr. Gass served as a director of Sasol Chevron Holdings Ltd and GS Caltex. Mr. Gass has been a director of Weatherford International, Ltd. since June 2013 and serves on the Compensation and the Health, Safety and Environment Committees. He became a director of Suncor Energy Inc. in February 2014, where he serves on the Environmental, Health, Safety & Sustainable Development Committee and chairs the Human Resources and Compensation Committee.

Mr. Gass received a bachelor's degree in civil engineering from Vanderbilt University and a master's degree in civil engineering from Tulane University. For the past two years, he has served as Chairman of the Board of Visitors for the Vanderbilt School of Engineering and also serves on the Advisory Board for the Vanderbilt Eye Institute. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Gass has extensive experience with leading exploration and production and midstream operational units of a major integrated energy company, including senior executive experience. He also brings valuable governance experience gained from his service on two other public company board of directors. This industry, leadership and public company board experience enhances the Board's skills in strategic planning, executive compensation and oversight of operations, including HSE matters.

CATHERINE A. KEHR



Independent Presiding Director
Age: 53   Director since: 2011
Committees: Audit; Nominating and Governance (Chair)
Other Public Boards: California Resources Corporation
Director Qualification Highlights

- Investor Perspective
- Capital Markets Experience
- Energy Sector Knowledge
- Talent Development
- Public Company Board Service

Ms. Kehr retired in 2006 as a Senior Vice President and Director of Capital Research Company, a division of The Capital Group Companies, one of the world's largest investment management organizations and manager of the American Funds. In this role, Ms. Kehr was responsible for investment analysis and a portfolio manager of global energy equities. Prior to that, Ms. Kehr was an investment analyst and portfolio manager with responsibility for global energy high yield debt. Prior to her tenure with The Capital Group Companies, she held various managerial positions at Atlantic Richfield Company and Payden and Rygel. In 2002, the Reuters Survey ranked Ms. Kehr among the top 10 individual U.S. fund managers. Ms. Kehr has been a director of California Resources Corporation since February 2015 and serves on the Audit and the Compensation Committees.

She graduated with a Bachelor of Arts degree from Yale University and an MBA from The Wharton School of the University of Pennsylvania. Ms. Kehr holds the Chartered Financial Analyst designation.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Ms. Kehr has a keen understanding of financial analysis, investments and capital markets honed through her experience investing across the entire energy spectrum. She also brings governance perspective from her service as a director of another E&P company. Ms. Kehr brings a valuable investor perspective and understanding of shareholder value to our Board, and her skills complement those of the other nominees.

GREG D. KERLEY



Independent Director
Age: 60   Director since: 2010
Committees: Health, Safety, Environment and Corporate Responsibility
Other Public Boards: None
Director Qualification Highlights

- Former Public Company CFO
- Former CPA
- Finance and Accounting Experience
- Energy Sector Experience
- Risk Management

Mr. Kerley retired as Executive Vice President and Chief Financial Officer of Southwestern Energy in October 2012. Mr. Kerley began his career at Southwestern Energy in 1990 as Controller and Chief Accounting Officer, eventually serving as Treasurer and Secretary before being named Senior Vice President and Chief Financial Officer in 1998. Prior to joining the Company, Mr. Kerley held senior financial and accounting positions at Agate Petroleum Inc. and was a manager for Arthur Andersen LLP specializing in the energy sector. In 2010, Institutional Investor ranked Mr. Kerley as one of the top performing CFO's in the exploration and production sector.

Mr. Kerley graduated from Oklahoma State University with a bachelor's degree in accounting. He is a retired certified public accountant and is a member of the American Institute of Certified Public Accountants. He is also a member of the Independent Petroleum Association of America.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Kerley has extensive experience in finance, accounting, and financial reporting, including serving as chief financial officer of a publicly traded company. In addition to financial expertise, he also has executive leadership experience and more than 30 years of oil and gas industry experience. These skills complement those of other nominees and add to a balanced Board.

KENNETH R. MOURTON



Independent Director
Age: 65   Director since: 1995
Committees: Audit; Nominating and Governance
Other Public Boards: None
Director Qualification Highlights

- Practicing Attorney
- Broad Knowledge of Legal, Business and Political Matters in Key Operating Region
- Manager of Businesses
- Former CPA
- Risk Management Experience

Mr. Mourton is an attorney and Managing Principal Attorney of the firm of Ball and Mourton, Ltd., PLLC, in Fayetteville, Arkansas, where he has practiced since 1975. He is a certified public accountant (inactive) and owns and operates several businesses in various states related to beer distribution, lodging, warehousing and travel.

Mr. Mourton graduated from the University of Arkansas School of Law, Fayetteville in 1975. He is the Chairman of the Razorback Foundation and is also a member of the Board of Directors of the Arkansas Rural Endowment Fund, a non-profit corporation created by the State of Arkansas to help lower income, rural Arkansas children obtain college and university educations.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Mourton has a broad and varied legal, business and accounting background, coupled with extensive knowledge of matters in the State of Arkansas, where the Company has significant assets. This experience and knowledge base add to the mix of skills on the Board and provide differing insights on its planning and decision-making.

ELLIOTT PEW



Independent Director
Age: 61   Director since: 2012
Committees: Compensation
Other Public Boards: Enerplus Corporation
Director Qualification Highlights

- Board Chairman of Public E&P Company
- Former COO of Private E&P Company
- Former Public Company EVP
- Extensive Exploration, Development and Operational Experience
- Geological and Geophysical Skills

Mr. Pew retired as Chief Operating Officer of Common Resources, LLC, a Houston-based exploration and production company in 2010. Mr. Pew was a co-founder of Common Resources, LLC and served as Chief Operating Officer from 2007 until the company was sold in 2010. Prior to that, Mr. Pew was executive vice president of exploration at Newfield Exploration Company, where he led Newfield's worldwide exploration program. Prior to his work at Newfield, Mr. Pew was a senior executive with American Exploration Company, a natural resource exploration and production company, since 1992.

Mr. Pew graduated with a bachelor's degree in geology from Franklin & Marshall College and a masters of arts in geology from The University of Texas. Since June 2014, Mr. Pew has served as chairman of Enerplus Corporation, a publicly traded North American energy producer, and has been an independent director since 2010. Since 2010, Mr. Pew also served as a director of private exploration and production companies, first Common Resources II and then Common Resources III, from 2010 to 2012 and since 2012, respectively.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Pew has extensive governance experience as a geologist, in exploration, development and operations, including service as a senior executive for over 15 years. Additionally, he served as a co-founder, COO and finally director of a private exploration and production company for over 8 combined years. Mr. Pew's expertise and experience will continue to complement the skills of the other nominees and provide significant contributions to the Company's Board.

TERRY W. RATHERT



Independent Director
Age: 63   Director since: 2014
Committees: Audit (Chair); Compensation
Other Public Boards: None
Director Qualification Highlights

- Former Public Company CFO
- Finance Experience
- Energy Executive Experience
- Risk Management Experience
- Private Company Board Experience

Mr. Rathert was a co-founder of Newfield Exploration Company, a publicly traded E&P company, where he served in various positions, including as executive vice president and chief financial officer and as secretary, from 1989 until his retirement in August 2014. Prior to Newfield, Mr. Rathert was director of economic planning and analysis for Tenneco Oil Exploration and Production Company.

Mr. Rathert graduated with a degree in petroleum engineering from Texas A&M University and completed The Management Program at Rice University. Since January 2015, Mr. Rathert has served as a director of Kaspar Companies Inc. and Kaspar Texas Traditions, each a privately held company, and since November 2015, has served as a director of Encino Energy LLC, a privately held exploration and production company. He is a member of the Society of Petroleum Engineers and an NACD Governance Fellow. Mr. Rathert serves on Texas A&M University's Petroleum Engineering Department Industry Board and is on the Board of Directors of the YMCA of the Greater Houston Area, currently serving as the Chairman of the Finance Committee. He has served as Treasurer for the American Exploration & Production Council, the Houston Energy Finance Group and America's Natural Gas Alliance.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Rathert has an extensive background in the oil and gas industry, including service as chief financial officer of a publicly traded company in this sector. This experience and knowledge, particularly in financial and reporting matters, enhances the mix of skills on the Board.

ALAN H. STEVENS



Independent Director
Age: 71   Director since: 2010
Committees: Nominating and Governance; Health, Safety, Environment and Corporate Responsibility
Other Public Boards: None
Director Qualification Highlights

- Former COO of Publicly Traded E&P Company
- Extensive Geological and Geophysical Experience
- Talent Management
- Risk Management Expertise
- Public Company Board Experience

Mr. Stevens has an extensive background in domestic and international oil and gas exploration and production, spanning over 38 years. Mr. Stevens held various managerial, geological and geophysical positions at Occidental Petroleum Corporation, Tenneco Oil Company and Exxon Corporation. Mr. Stevens is also a former President and Chief Operating Officer of the Company's subsidiaries Southwestern Energy Production Company and SEECO, Inc., positions from which he retired in 2001. Mr. Stevens served as a director of Derek Oil & Gas Company, a Canadian exploration, development and production company, from 2004 through 2010.

Mr. Stevens received both a bachelor of science degree and a master of science degree in geological engineering from Michigan Technological University, and attended the UCLA Executive Management Program.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Stevens has extensive exploration and production company experience, gained while working at a number of industry leaders across more than three decades. His background in operations, coupled with his technical education and experience, provides invaluable expertise on the Board.

WILLIAM J. WAY



Director
Age: 57   Director since: 2016
Committees: None
Other Public Boards: None
Director Qualification Highlights

- Company's Current CEO and Former COO
- Extensive Managerial, Operational, Technical and Leadership Experience in Upstream and Midstream Sectors
- HSE Experience
- Talent and Risk Management

Mr. Way has over 30 years' experience in various managerial, technical and business development rolls in domestic and international oil and gas exploration and production and midstream businesses. Mr. Way currently is President and Chief Executive Officer of the Company, having been named Chief Executive Officer in January 2016. From December 2014 to January 2016, he was President and Chief Operating Officer of the Company. Mr. Way joined Southwestern as Executive Vice President and Chief Operating Officer in October 2011. Prior to Southwestern, he was Senior Vice President – Americas of BG Group plc with responsibility for E&P, Midstream, LNG and global shipping operations in the U.S., Trinidad and Tobago, Chile, Bolivia, Canada and Argentina. From 1981 until 2007, he held various senior technical and leadership positions at ConocoPhillips in the U.S. and globally.

Mr. Way holds a bachelor's degree in industrial engineering from Texas A&M University and a MBA from the Massachusetts Institute of Technology. He serves on the board of directors for the Mays MBA Program and International Programs Board at Texas A&M University, the board of directors for the Cameron School of Business at the University of St. Thomas in Houston, as well as the board of directors for Boys and Girls Country, which provides a home for children from families in crisis.

Skills and Qualifications of Particular Relevance to Southwestern Energy

Mr. Way's leadership position as Chief Executive Officer of the Company gives the Board unique insights into the Company's operations, strategy and talent development as well as its relations with investors and other key stakeholders. Mr. Way's extensive leadership experience in upstream and midstream businesses adds to the Board's knowledge in these areas.

Corporate Governance and Related Matters

The Board's Role and Activities in 2015

Southwestern Energy's Board of Directors is the ultimate decision-making body of the Company, except with respect to matters reserved to the stockholders. The Board selects the Chief Executive Officer and certain other members of the executive management of the Company, who are charged with running the Company's business. The Board plays a key role in shaping the long-term strategy of the Company, overseeing the Company's financial position, carefully monitoring performance with respect to strategic direction, advising during major decisions and evaluating the performance of top management.

We expect members of the Board to attend all meetings. It is our policy that director nominees who are currently directors should attend the Annual Meeting of Stockholders. Each then-serving member of the Company's Board attended the 2015 Annual Meeting. During 2015, there were seven meetings of the Board. In 2015, each director attended 100% of the meetings of the Board and the Committees of which he or she was a member.

During 2015, the Board continued its focus on our long-term strategic plans and objectives that have both short- and long-term aspects and are aimed at guiding Southwestern Energy through the changing energy landscape. Consistent with the stockholder proposal that received majority support at the 2015 Annual Meeting, the Board implemented proxy access through amendment to the Company's Bylaws and other corporate governance policies.

Stockholder Rights

Under our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, our stockholders have the right to call a special meeting of stockholders and to nominate director candidates to appear in our proxy. Holders of at least 20% of our common stock meeting certain "net long" holding requirements may call a special meeting.

Under our Amended and Restated Bylaws, our stockholders have the right of proxy access, which the Board implemented in November 2015. Prior to that, the Company had engaged in discussions with stockholders about proxy access both before and after the Company's 2015 Annual Meeting, at which a non-binding stockholder proposal on proxy access received majority support. Conversations after that vote included representatives of large, long-term stockholders together owning more than 50% of the outstanding common stock as well as members of the Board's Nominating and Governance Committee and management. Those conversations enabled the Company to gain valuable feedback regarding proxy access, including feedback as to the particular features that the Company's stockholders view as appropriate to implement the right in a manner that best serves the interests of the Company and its long-term investors.

The Company's Amended and Restated Bylaws permit a stockholder, or a group of up to 20 stockholders (with funds having specified relationships constituting a single stockholder), owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the Board or two directors, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Amended and Restated Bylaws. Shares that have been loaned during any portion of the three-year holding period count as being owned as long as certain conditions for the recall of shares are met. This is in addition to the right of any stockholder to nominate director candidates outside the proxy access process.

Our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation") and Amended and Restated Bylaws (our "Bylaws") are available to stockholders at no charge upon request to our Corporate Secretary or on our website at *www.swn.com*.

Corporate Governance Policies

Southwestern Energy recognizes that strong corporate governance plays an important part in achieving our objective of enhancing the Company's long-term value for our shareholders. Senior management, led by the CEO, is responsible for running the Company's operations, under the supervision of the Board of Directors.

The Board has adopted corporate governance principles, which, together with our Certificate of Incorporation,

Bylaws and Board committee charters, serve as the framework of the Board and its committees. From time to time, the Board revises its corporate governance policies in response to changing regulatory requirements, evolving best practices, and the perspective of our shareholders and other stakeholders.

Corporate Governance Materials

The following materials related to corporate governance at Southwestern Energy are available at *www.swn.com*, under the section "Corporate Governance."

- Certificate of Incorporation
- Bylaws
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Health, Safety, Environment and Corporate Responsibility Committee Charter
- Corporate Governance Guidelines
- Business Conduct Guidelines

- Code of Ethics for Section 406 Officers
- Anti-Corruption Compliance Policy
- Confidential Complaint Procedures for Questionable Accounting Practices
- Non-Retaliation Policy
- Procedures for Contacting the Board/Presiding Director
- Political Contributions Policy

Copies of all of these documents are also available in print free of charge to any stockholder upon request to our Investor Relations Department located at our corporate headquarters and reachable at (832) 796-4700.

Board Leadership Structure, Presiding Director and Executive Sessions

For most of the Company's history, our Board leadership has been structured to have our CEO also act as the Chairman of the Board. The Board believes that this arrangement, when combined with a strong Presiding Director as discussed below, provides for effective leadership and oversight of the Company and facilitates the functioning of both the Board and management. The Board intends to elect an independent director as Chairman of the Board at its upcoming May meeting, with a term to begin at the conclusion of the 2016 Annual Meeting. The Board may continue to modify the leadership structure in the future to ensure that the Board leadership structure for the Company remains effective and advances the best interests of our stockholders.

Because the current Chairman of the Board was the CEO of the Company until January 2016, the Board had

designated a Presiding Director as part of the Board's leadership structure. One of the Company's directors who is independent (as defined by the rules of the NYSE) serves as the Presiding Director. The Presiding Director is appointed by the non-employee directors each year at the Annual Meeting of the Board, which has typically been held in May each year. The independent directors, to the extent not identical to the non-management directors, are required to meet in executive session as appropriate matters for their consideration arise, but, in any event, at least once a year. The agenda of these executive sessions shall include such topics as the participating directors shall determine. The Presiding Director acts as the chair of all executive sessions and is responsible for coordinating the activities of the other outside directors, as required by our corporate governance guidelines and the NYSE listing standards. The Presiding Director also acts as the liaison director for any informal, confidential communications with the CEO outside of the normal committee and Board procedures. Ms. Catherine A. Kehr is the current Presiding Director.

Director Independence

The Company's Corporate Governance Guidelines require that a majority of the members of the Board be independent of the Company's management and its significant stockholders. For a director to be deemed "independent," the Board must affirmatively determine that the director has no material relationship with the Company or its affiliates (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company or its affiliates), or any person (including the director) that, with its affiliates, is the beneficial owner of 5% or more of the Company's outstanding voting stock or any member of the executive management of the Company or his or her affiliates. Material relationships include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. For making this determination, the Board has adopted a set of director independence standards as required by the NYSE. Under the Board's independence standards, a director will not be deemed independent if he or she:

- is, or within the past three years has been, employed by the Company or any of its affiliates;
- has an immediate family member who is, or within the past three years has been, an officer of the Company or any of its affiliates;
- has received during any twelve-month period within the last three years more than $120,000 in direct compensation from the Company and its affiliates (collectively), excluding director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- is, together with members of his or her immediate family, the beneficial owner of 5% or more of the Company's outstanding voting stock, or is employed or retained by or serves as an officer, director or representative of, any person that, together with its affiliates, is the beneficial owner of 5% or more of the Company's outstanding voting stock, except in each case (i) to the extent the stock has been beneficially owned

continuously for at least two years or (ii) the beneficial ownership first equals or exceeds 5% after he or she becomes a director;

- has an immediate family member who has received during any twelve-month period within the last three years more than $120,000 in direct compensation from the Company and its affiliates (collectively), excluding compensation for service as a non-officer employee of the Company;
- (A) is a partner or an employee of a present or former independent registered public accounting firm of the Company or any of its affiliates; (B) is the immediate family member of a current partner of any such firm, or a current employee of such firm who personally works on the Company's audit; or (C) within the past three years, has been a partner or employee of any such firm or has any immediate family member who has been a partner of such firm or an employee of any such firm, and personally worked on the Company's audit;
- is, or has an immediate family member who is, currently employed (or within the last three years has been employed) as an officer of another entity where any executive officer of the Company or any of its affiliates serves (or served) on the compensation committee of such entity; or
- is a current employee, or has an immediate family member who is an officer, of any entity that has made payments to, or received payments from, the Company for property or services in an amount which in any of the last three fiscal years of such entity exceeds the greater of $1,000,000, or 2% of the entity's consolidated gross revenues.

Contributions to tax-exempt entities are not considered to be payments for purposes of the foregoing standards, but are considered in determining whether a director has a material relationship with the Company. None of the contributions made by the Company to tax exempt organizations for which one of our independent directors serves as an officer exceeded the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues in any single fiscal year within the preceding three years.

Our Board has determined that the following nominees for director, comprising a substantial majority of the Board, qualify as independent under our applicable independence standards: John D. Gass, Catherine A. Kehr, Greg D. Kerley, Kenneth R. Mourton, Elliott Pew, Terry W. Rathert and Alan H. Stevens.

The Board's Role in Risk Management

One of the primary responsibilities of the Board is reviewing the Company's strategic plans and objectives, including the principal risk exposures of the Company. Although each committee of the Board is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Board has delegated to the Audit Committee, which is comprised solely of independent directors, oversight responsibility relating to the evaluation of our enterprise risk issues. In this connection, the Audit Committee discusses with management, the internal auditor (or internal audit service provider) and the independent auditors (i) the Company's major risk exposures (whether financial, operating or otherwise), (ii) the steps management has taken to monitor and control such exposures (including the Company's risk assessment and risk management policies) and manage legal compliance programs, and (iii) such other considerations as may be relevant to their respective audits. In addition, at least annually, the entire Board engages in a review of the Company's strategic plan and the principal current and future risk exposures of the Company, and the corporate compliance officer also discusses with the Board the focus and results of the Company's semi-annual legal compliance program conducted for employees in all locations.

In addition to the Audit Committee's oversight role in evaluating enterprise risk issues, our Compensation Committee evaluates the design of all of our incentive plans to assess whether any portion of our incentive compensation programs encourages excessive risk taking by plan participants. The evaluation conducted by the Compensation Committee is discussed on page 31 under "Compensation Risk Assessment."

Additionally, the Nominating and Governance Committee manages risks associated with the composition of the Board and other types of risks within its areas of responsibility. The Health, Safety, Environment and Corporate Responsibility Committee reviews health, safety and environmental risks associated with our operations, as well as political and social matters that affect the Company and related risks.

Communications with the Board of Directors

The Board provides a process for stockholders and other interested persons to send communications to the Presiding Director, the non-employee directors as a group or any of the other directors, including the entire Board. Stockholders and other interested persons may send written communications to the non-employee directors, the Presiding Director or any of the other directors to the attention of the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389. The Secretary will review, sort and summarize the communications and forward them to the intended recipient(s) on a periodic basis, but no less frequently than every calendar quarter.

Committees of the Board of Directors

The Board held seven meetings in 2015. Each meeting was attended by all of the directors then in office. The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, and the Health, Safety, Environment and Corporate Responsibility Committee, the last of which was established by the Board in February 2015. In addition, the Board may from time to time authorize additional standing or ad hoc committees, as it deems appropriate. The Board currently has an ad hoc committee to review technical aspects of significant projects and transactions and an ad hoc financial committee to monitor our capital structure, liquidity and other related matters. The following table lists our director nominees' board assignments in 2015.

During 2015, Messrs. Gass and Kuuskraa served as Co-Chairs of the Compensation Committee, in anticipation of Mr. Kuuskraa's retirement at the 2016 Annual Meeting.

Board Member	Audit*	Compensation	Nominating and Governance	Health, Safety, Environmental and Corporate Responsibility
John D. Gass		●		●
Catherine A. Kehr	✓		●	
Greg D. Kerley				✓
Vello A. Kuuskraa⁺	✓	●		
Kenneth R. Mourton	✓		✓	
Steven L. Mueller⁺				
Elliott Pew		✓		
Terry W. Rathert	●	✓		
Alan H. Stevens			✓	✓
William J. Way				

- ● Committee Chair / Co-Chair
- * All members of the Audit Committee during 2015 were "audit committee financial experts" as defined under applicable SEC rules, other than Mr. Kuuskraa.
- ⁺ Mr. Kuuskraa and Mr. Mueller are retiring from the Board at the conclusion of the 2016 Annual Meeting.

All of our standing committees are governed by Board-approved charters. The committees evaluate their performance and review their charters annually. The charter for each standing committee is available on our website at *www. swn.com* under "Corporate Governance."

Audit Committee

Members during 2015:
All independent
Terry W. Rathert (Chair)*
Catherine A. Kehr*
Vello A. Kuuskraa⁺
Kenneth R. Mourton*

Meetings during 2015:
Four, each attended by all serving members

* Audit Committee Financial Expert
⁺ Retiring at the conclusion of the 2016 Annual Meeting

Each member of the Audit Committee is financially literate and independent of the Company and management under the standards set forth in the SEC rules, the Corporate Governance Rules of the NYSE and the Company's corporate governance policies. In accordance with its charter, the Audit Committee assists the Board in its oversight of:

- the integrity of the Company's financial statements and financial reporting process and the Company systems of internal accounting and financial controls
- the performance of the internal audit services functions
- the annual independent audit of the Company's financial statements, the engagement of the independent auditors and the evaluation of the independent auditors' qualifications, independence and performance
- the compliance by the Company with legal and regulatory requirements, including the Company's disclosure controls and procedures
- the evaluation of enterprise risk issues

Audit Committee Financial Experts

The Board has determined that each of the following Audit Committee members is an Audit Committee Financial Expert. In each case, the Board made a qualitative assessment of each member's knowledge and experience, based on the following factors:

Catherine A. Kehr	Graduate of The Wharton School of the University of Pennsylvania; extensive experience in the debt and equity markets during her career with The Capital Group Companies, including as an investment analyst and fund manager
Kenneth R. Mourton	Certified public accountant (inactive)
Terry W. Rathert	Former CFO of a publicly traded company

Audit Committee Activities in 2015

The committee meetings consisted in part of a review of the Company's annual and quarterly financial reports, including our Form 10-K and Forms 10-Q. At each of these meetings the Committee reviewed the documents in-depth and received a report from our internal audit department and our independent outside audit firm, PricewaterhouseCoopers LLP ("PwC"). The Committee regularly met with representatives of PwC outside the presence of management, and also met individually with members of management. In addition to its financial responsibilities, the Committee also performed a primary role in risk management. The Committee has established policies and procedures for the pre-approval of all services provided by PwC, which are described on page 81 of this proxy statement, and the approval of the internal audit plan as executed by the internal audit service function.

Audit Committee Report

During 2015, the Audit Committee of the Board of Directors was comprised of four independent directors. Set forth below is the report of the Committee on its activities with respect to Southwestern Energy's financial statements for the fiscal year ended December 31, 2015 (the "audited financial statements").

- The Committee has reviewed and discussed the audited financials with management;
- The Committee has discussed with PwC, Southwestern Energy's independent public accounting firm, the matters required to be discussed under applicable auditing standards;
- The Committee has received the written disclosures and the letter from PwC pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding PwC' communications with the Committee concerning independence, and has discussed with PwC its independence from the Company; and
- Based on the review and discussions referred to above and relying thereon, the Committee recommended to the Board of Directors that the audited financial statements be included in Southwestern Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC.

Terry W. Rathert
Catherine A. Kehr
Vello A. Kuuskraa
Kenneth R. Mourton

Compensation Committee

Members during 2015:

All independent

John D. Gass (Co-Chair)

Vello A. Kuuskraa (Co-Chair)*

Elliott Pew

Terry W. Rathert

Meetings during 2015:

Three, each attended by all serving members

* Retiring at 2016 the conclusion of the Annual Meeting

Each member of the Compensation Committee is independent of the Company and management under the standards set forth in the SEC rules and the Corporate Governance Rules of the NYSE. In accordance with its charter, the Compensation Committee:

- oversees our compensation and benefits policies generally
- evaluates the performance of designated senior executives, including the CEO
- oversees and recommends to the Board (or the independent directors in the case of the CEO) for approval of the compensation levels for executive officers
- prepares and recommends to the full Board the inclusion of the Compensation Committee Report set forth in this proxy statement
- reviews the Compensation Discussion and Analysis and recommends to the full Board its inclusion in the proxy statement
- the Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters

Compensation Committee Activities in 2015

In addition to reviewing the independence of its advisor as described below, the Committee devoted substantial time to its oversight of our compensation and benefits programs. The Committee received updates on compensation trends and regulatory updates. The Committee also reviewed the Company's compensation programs, retirement, health and welfare plans. In addition, the Committee devoted considerable time to Southwestern Energy's stockholder outreach efforts and feedback received from investors, with at least one member of the Committee participating in calls with our investors in both the spring and fall of 2015. The Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the Compensation Discussion and Analysis beginning on page 39 of this proxy statement. The Committee also undertakes steps necessary to ensure that the compensation of our senior executives does not encourage unnecessary or excessive risk taking, which oversight is discussed in "Compensation Risk Assessment" beginning on page 31 of this proxy statement.

Independent Consultant

The Compensation Committee engaged Meridian Compensation Partners, LLC, or Meridian, as its independent compensation consultant for 2015 to advise it on all compensation matters related to our executive management. Meridian provides no other services to the Company. During 2015, Meridian:

- collected, organized and presented quantitative competitive market data for a relevant competitive peer group with respect to executive officers' target, annual and long-term compensation levels
- developed and delivered an annual Committee briefing on legislative and regulatory developments and trends in executive compensation and their implications for Southwestern Energy
- analyzed market data and provided recommendations for non-employee director compensation to the Nominating and Governance Committee for approval by the Board

The Committee believes that the advice it receives from Meridian is objective and not influenced by any other business relationship. The Committee and Meridian have policies and procedures in place to preserve the objectivity and integrity of the executive compensation advice, including:

- The Committee has the sole authority to retain and terminate the executive compensation consultant.
- Meridian reports to the Committee Co-Chairs and has direct access to the Committee without management involvement.
- Though it is necessary for the consultant to interact with management to gather information, the Committee determines if and how Meridian's advice can be shared with management.
- The Committee regularly meets with Meridian in executive session, without management present, to discuss recommendations.

After review and consultation with Meridian, the Committee has determined that no conflict of interest arose from the work performed by Meridian during the year ended December 31, 2015. Additionally, the Committee has determined that Meridian was independent during the course of its engagement and is currently independent.

Compensation Committee Interlocks and Insider Participation

During 2015, there was no interlocking relationship between the Board or the Compensation Committee and the board of directors or compensation committee of any other company.

Report of the Compensation Committee

The Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on that review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K and in this proxy statement.

John D. Gass

Vello A. Kuuskraa

Elliott Pew

Terry W. Rathert

Nominating and Governance Committee

Members during 2015:

All independent

Catherine A. Kehr (Chair)

Kenneth R. Mourton

Alan H. Stevens

Meetings during 2015:

Three, each attended by all serving members

Each member of the Nominating and Governance Committee is independent of the Company and management under the standards set forth in the SEC rules and the Corporate Governance Rules of the NYSE. In accordance with its charter, purpose of the Committee is to discharge the responsibility of the Board relating to:

- the identification of individuals qualified to become members of the Board
- the recommendation to the Board of the director nominees for each Annual Meeting of Stockholders
- the consideration and periodic reporting to the Board on all matters relating to the selection, qualification and compensation of members of the Board and candidates nominated to the Board
- the development and recommendation to the Board of a set of corporate governance guidelines applicable to the Company
- the review of the overall corporate governance structure of the Company and the recommendation of any proposed changes regarding the Company's corporate governance practices

Nominating and Governance Committee Activities in 2015

In addition to regular responsibilities for maintaining the Company's corporate governance policies, the Committee devoted substantial time to the Board's consideration and implementation of proxy access and to Southwestern Energy's stockholder outreach efforts and feedback received from investors, with at least one member of the Committee participating in calls with our investors representing over 50% of our outstanding common stock in the fall of 2015. The Committee's analysis of proxy access, including the amendments to our Bylaws the Committee recommended the Board adopt in response to input from our stockholders, is discussed in "Stockholders Rights" beginning on page 18 of this proxy statement.

Health, Safety, Environment and Corporate Responsibility Committee

Members during 2015:

John D. Gass (Chair)

Greg D. Kerley (independent as of the first quarter of 2016)

Alan H. Stevens

Meetings during 2015:

Two, each attended by all serving members (Committee created in May 2015)

In accordance with its charter, the purpose of the Committee is to discharge the responsibility of the Board relating to:

- matters of health, safety and environment ("HSE") arising out of the Company's activities and operations and their impact on employees, contractors and the communities in which the Company operates
- current and emerging trends in social, political and public policy issues that may affect the Company, its business and its reputation and that are not in the purview of other standing committees of the Board

Health, Safety, Environment and Corporate Responsibility Activities in 2015

At each meeting, the Committee met with management for a report on the Company's HSE performance, to discuss trends in HSE events and the Company's plan for reducing HSE events, and for a report on regulatory updates and other public policy developments that affect the Company's business activities.

Succession Planning

The Board regularly reviews short- and long-term succession plans for the Chief Executive Officer and for other senior management positions. In assessing possible CEO candidates, the independent directors identify the skills, experience and attributes they believe are required to be an effective CEO in light of the Company's business strategies, opportunities and challenges. The Board also ensures that directors have substantial opportunities over the course of the year to engage with possible succession candidates.

The Board also considers its own composition and succession plans. The Nominating and Governance Committee of our Board has been delegated the responsibility of initially identifying and evaluating candidates for Board membership and for making recommendations to the Board of the director nominees for each annual meeting of stockholders. The Nominating and Governance Committee is responsible for establishing criteria for nominees, screening candidates (in consultation with the CEO), and upon review and feedback from the remaining directors, making a recommendation for final approval of candidates for the full Board. After a concurrent review of all candidates by the Nominating and Governance Committee and the CEO, various

directors interview the potential candidates and report their conclusions to the Nominating and Governance Committee, together with a recommendation of final candidates for interview by the members of the Nominating and Governance Committee. The Nominating and Governance Committee then interviews the final candidates and recommends to the full Board candidates for election based upon the results of the interview. Final approval of any candidate is made by the full Board.

Candidates are selected for their character, judgment, business experience and specific areas of expertise, among other relevant considerations, such as the requirements of applicable law and listing standards. The Board recognizes the importance of soliciting new candidates for membership on the Board and that the needs of the Board, in terms of the relative experience and other qualifications of candidates, may change over time. Candidates for membership on the Board may be suggested by any director or stockholder, and the Board may retain professional search firms to identify suitable candidates. Stockholders may nominate candidates for directors by following the procedures described below under "Stockholder Nominations."

Selection Criteria for Nominees for Directors

Each member of the Board is expected to bring a valuable and often different perspective to the governance of the Company. When these differing skill sets are combined in an environment of interaction and respect, they give a greater overall skill set to the Board and provide a strong governance structure. Our Corporate Governance Guidelines, which are available on our website at *www.swn.com* under "Corporate Governance," set forth certain criteria that apply to the selection of director candidates:

Director Selection Criteria

- Each director nominee should be an individual of the highest character and integrity and have the ability to work well with others
- Each director nominee should have an inquiring mind, vision and good judgment
- Each director nominee should be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director
- Each director nominee should possess substantial and significant business experience in specific areas of expertise that would be important to the Company in the performance of the duties of a director
- Each director nominee's skill set should complement the backgrounds and experience of other Board members
- Each director nominee should have sufficient time available to devote to the affairs of the Company to carry out the responsibilities of a director
- Each director nominee should have the capacity and desire to represent the balanced, best interests of all stockholders and objectively appraise management performance

The Nominating and Governance Committee evaluates the qualifications of each director candidate against the foregoing criteria in connection with its recommendation to the Board concerning each nomination for election or re-election as a director, including members of the Nominating and Governance Committee. The Nominating and Governance Committee, with direct input and advice from our CEO, is responsible for assessing the appropriate mix of skills and characteristics required of Board members based on the Board's perceived needs at a given point in time and periodically reviews and updates the foregoing criteria as deemed necessary. The Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Nominating and Governance Committee in seeking candidates is instructed to seek diverse candidates from traditional and nontraditional candidate groups.

Each director's continuation on the Board is reviewed before that director is considered for re-election at the expiration of his or her term. In connection with its annual recommendation of a slate of nominees, the Nominating and Governance Committee, in consultation with the CEO, reviews and assesses the contributions of those directors selected for re-election. At the conclusion of this process, the Chairman of the Nominating and Governance Committee reports the Nominating and Governance Committee's conclusions to the full Board. Once a director reaches the age of 75, he or she may not be considered for re-election to the Board of Directors, with certain exceptions provided in our corporate governance guidelines.

Stockholder Nominations

Our Amended and Restated Bylaws permit stockholders to nominate directors for consideration at an annual meeting of stockholders.

Proxy Access Nominations

Eligible stockholders may nominate a candidate for election to the Board for inclusion in the Company's proxy materials in accordance with the proxy access provisions of Section 2.18 of our Amended and Restated Bylaws. An eligible stockholder generally must deliver the Notice of Proxy Access Nomination (as defined in our Amended and Restated Bylaws) to the Corporate Secretary at the principal executive offices of the Company not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date (as stated in the Company's proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting of stockholders and otherwise comply with all of the requirements of the Amended and Restated Bylaws. For the 2017 Annual Meeting, we must receive notice of the nomination for inclusion in the Company's proxy materials no earlier than November 7, 2016 and no later than December 7, 2016.

Other Nominations

Our Amended and Restated Bylaws also provide that any stockholder intending to nominate a candidate for election to the Board, which nomination is not submitted for inclusion in the Company's proxy materials pursuant to Section 2.4 of our Amended and Restated Bylaws, generally must deliver written notice by mail to the Company's Corporate Secretary at the principal executive offices of the Company not later than the close of business on the 90th day, nor earlier than the close of business on the 120 day, prior to the first anniversary of the preceding year's annual meeting. The notice must include information specified in the Amended and Restated Bylaws. For the 2017 Annual Meeting, assuming that the Annual Meeting is held within 25 days of May 17, 2017, we must receive notice of your intention to nominate a director or to introduce an item of business at that meeting no earlier than January 17, 2017 and no later than February 16, 2017. If the meeting is not held within 25 days before or after the first anniversary of the preceding year's annual meeting, we must receive notice of your intention to nominate a director (or to introduce an item of business) no later than the close of business on the tenth day following the day on which we send notice of the annual meeting or otherwise publicly disclose such date, whichever is sooner.

During the past year, no stockholder submitted names to the Nominating and Governance Committee of individuals for nomination to the Company's Board pursuant to the procedures discussed above.

The Chairman of the meeting may disregard any nomination of a candidate for director or refuse to allow the transaction of any business under a proposal if it is not made in compliance with the procedures in our Amended and Restated Bylaws or other requirements under the Exchange Act. For more information on stockholder participation in the selection of director nominees, please refer to Section 2.4 in our Amended and Restated Bylaws.

It is the policy of the Nominating and Governance Committee to consider properly submitted stockholder nominations for directors as described above under "Succession Planning." In evaluating such nominations, the Nominating and Governance Committee seeks to address the criteria set forth above under "Selection Criteria for Nominees for Directors."

Certain Transactions with Directors and Officers

The Board has adopted a written policy that governs the approval of transactions with related parties, including, among others, officers, directors and their immediate family members. The related party transaction policy applies to any potential related party transaction other than a transaction involving less than $5,000 or involving compensation by the Company of a related party who is a director or officer. Under the Company's related party transaction policy, directors and officers are required to bring any possible related party transaction to the attention of the Company's General Counsel. The Board has determined that the Audit Committee is best suited to review such transactions. At the first regularly scheduled Audit Committee meeting in each calendar year, management recommends transactions to be entered into by the Company for that calendar year with related parties, including the proposed aggregate value of such transactions, if applicable. After review, the Audit Committee approves or disapproves such transactions. At each subsequently scheduled meeting, management updates the Audit Committee as to any material change to those proposed transactions. In the event management recommends any additional transactions subsequent to the first calendar year meeting, such transactions may be presented to the Audit Committee for approval or preliminarily entered into by management subject to ratification by the Audit Committee; provided that if a transaction is not so ratified, management must cancel or annul such transaction.

Pursuant to the policy, the Audit Committee has reviewed and established a standing pre-approval for each of the following types of transactions:

- Any employment by the Company of an executive officer of the Company or any of its subsidiaries if: the related compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K promulgated by the SEC regarding compensation disclosure requirements (generally applicable to "named executive officers") and is approved (or recommended to the Board for approval) by the Company's Compensation Committee; or the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company's proxy statement under Item 402 if the executive officer was a "named executive officer," and the Company's Compensation Committee approved (or recommended that the Board approve) such compensation;

- Any compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under Item 402 of Regulation S-K;

- Any transaction with another company at which a related party's only relationship is as an employee (other than an executive officer or director) or beneficial owner of less than ten percent of that company's equity, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total annual revenues;

- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related party's only relationship is as an employee (other than an executive officer or director), if the aggregate amount involved does not exceed the lesser of $1,000,000, or two percent of the charitable organization's total annual receipts;

- Any transaction where the related party's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis (e.g., dividends);

- Reimbursement or payment of expenses of a related party who is an officer or director pursuant to the Company's travel and business expense reimbursement policies;

- Transactions available to all employees generally; or

- Transactions in the ordinary course of business that do not exceed $120,000 in any fiscal year.

Certain Transactions

The Company employs our director Greg Kerley's son-in-law, James Durant, as a Production Engineer. He received total compensation of less than $200,000 in fiscal year 2015. Mr. Durant was a full-time employee of the Company before his marriage to Mr. Kerley's daughter.

Compensation Risk Assessment

The Company believes that our compensation policies and practices appropriately balance near-term performance improvement with sustainable long-term value creation, consistent with our corporate philosophy, and that they do not encourage unnecessary or excessive risk taking. In addition to the Audit Committee's oversight role in evaluating enterprise risk issues, the Compensation Committee evaluates the design of all our compensation policies and practices, including our incentive plans, to assess whether they create appropriate incentives for employees to perform and to remain at the Company and to take appropriate risks and to discourage taking inappropriate risks. Compensation for our employees generally is structured similarly to our executive compensation program: a base salary, performance-based annual bonus, and for certain senior employees equity incentive compensation in the form of stock options, restricted stock and performance units payable in common stock or cash. The less senior the employee, the more that pay is weighted toward annual compensation, with non-salaried, hourly employees receiving solely wages and a comparatively smaller bonus. Performance-based annual bonus and long-term incentives have features paralleling those for our named executive officers and thus are designed to encourage intelligent risk-taking and risk mitigation. Discretionary portions reflect individual performance

with business unit performance reflecting a significant share. Especially in operating positions, an employee's performance-based compensation is tied not only to operating metrics but also health, safety and environmental factors. Our Compensation Committee controls all long-term incentive awards and reviews them to assure they do not promote excess risk-taking. We believe our balanced use of short- and long-term incentives, mix of cash and equity incentives, metric diversification and alignment to our business strategy, capped payouts, and stock ownership guidelines, promote responsible decision making, attract and retain good performers, and do not encourage unreasonable risk taking related to the Company's business.

As an exploration and production company, we acknowledge that there is a certain level of risk involved in all aspects of our activities, but our compensation is structured to ensure that levels of risk taken by our employees are appropriate and socially responsible, reflecting our commitment to conducting our operations in a safe, resource-efficient manner, protecting the environment and being a good corporate citizen of the communities in which we operate. Based on the Compensation Committee's review and assessment, the Company believes that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

DIRECTOR COMPENSATION

Directors who are not Southwestern Energy employees were compensated in cash during 2015 for their service as director by receiving an annual retainer and additional fees for serving on a committee, chairing a committee, serving as presiding director, in each case, as applicable, and for attending Board meetings, as shown in the chart below.

Name	Annual Retainer ($)	Presiding Director Fee ($)	Audit Committee ($)	Compensation Committee ($)	Nominating and Governance Committee ($)	HSE&CR Committee ($)	Ad Hoc Committees ($)	SWN Board Meetings ($)	Total ($)
John D. Gass	50,833	–	–	24,750 (1)	–	16,500 (2)	–	12,500	104,583
Catherine A. Kehr	50,833	20,000	8,000	–	16,000 (3)	–	6,000	12,000	112,833
Greg D. Kerley	50,833	–	–	–	–	4,000	6,000	12,500	73,333
Vello A. Kuuskraa	50,833	–	8,000	21,000 (4)	–	–	6,000	12,000	97,833
Kenneth R. Mourton	50,833	–	8,000	–	6,000	–	–	12,000	76,833
Elliott Pew	50,833	–	–	6,000	–	–	21,000 (5)	12,000	89,833
Terry W. Rathert	50,833	–	28,000 (6)	6,000	–	–	6,000	12,000	102,833
Alan H. Stevens	50,833	–	–	–	6,000	4,000	6,000	12,500	79,333

(1) Includes $18,750 annual retainer fee paid to Mr. Gass as Co-Chairman of the Compensation Committee effective May 2015.
(2) Includes $12,500 annual retainer fee paid to Mr. Gass as Chairman of the HSE & CR Committee.
(3) Includes $10,000 annual retainer fee paid to Ms. Kehr as Chairman of the Nominating and Governance Committee.
(4) Includes $15,000 annual retainer fee paid to Mr. Kuuskraa as Co-Chairman of the Compensation Committee.
(5) Includes $15,000 annual retainer fee paid to Mr. Pew as Chairman of the ad hoc technical committees.
(6) Includes $20,000 annual retainer fee paid to Mr. Rathert as Chairman of the Audit Committee.

We reimburse all directors for travel and other necessary business expenses incurred in the performance of their services for us and extend coverage to them under our directors' and officers' indemnity insurance policies. Directors are also eligible to participate in our matching gift program. In addition, our directors are eligible to participate in our group health plans on the same basis as our employees. The maximum gift total for a director participant in the matching gift program is $15,000 in any calendar year.

As described more fully below, this chart summarizes the annual compensation for our non-employee directors during 2015.

The directors have elected, following the peer review performed by Meridian, to reduce their total compensation for 2016 by eliminating meeting attendance fees and committee membership fees and by reducing chair fees by 20%.

Total Director Compensation for Year Ended December 31, 2015

(a)	(b)	(c)	(d)	(e)	(f)
Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)(4)	Option Awards ($) (2)(4)	All Other Compensation ($) (3)	Total ($)
John D. Gass	104,583	95,976	47,969	23,963	272,491
Catherine A. Kehr	112,833	95,976	47,969	12,268	269,046
Greg D. Kerley	73,333	95,976	47,969	33,986	251,264
Vello A. Kuuskraa	97,833	95,976	47,969	8,963	250,741
Kenneth R. Mourton	76,833	95,976	47,969	13,986	234,764
Elliott Pew	89,833	95,976	47,969	–	233,778
Terry Rathert	102,833	95,976	47,969	–	246,778
Alan H. Stevens	79,333	95,976	47,969	11,463	234,741

(1) Included in this column are an annual retainer fee, chairman fee, lead director fee, committee chairman fees, committee meeting fees, and regular Board meeting fees. Additional details regarding these payments can be found in the table above.

(2) The dollar amounts stated for the restricted stock and options reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The assumptions utilized in the calculation of these amounts are set forth in footnote 4 to the "Summary Compensation Table" table below.

(3) The amounts indicated in this column include health insurance provided by the Company for Messrs. Gass, Kerley, Kuuskraa, Mourton, and Stevens, and Ms. Kehr, and amounts paid under the Company's charitable gift matching program. The charitable gift matches for Messrs. Gass, Kerley, Mourton and Stevens total $15,000, $30,000 ($15,000 paid in 2015 for a 2014 contribution and $15,000 paid for a 2015 contribution), $10,000 and $2,500, respectively.

(4) The aggregate number of stock option awards and stock awards outstanding at fiscal year-end 2015 for each director is set out in the table below:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Shares or Units of Stock that Have Not Vested (#)
John D. Gass	9,979	23,708	17,562
Catherine A. Kehr	16,229	23,708	17,562
Greg D. Kerley	76,963	23,708	17,562
Vello A. Kuuskraa	22,939	23,708	17,562
Kenneth R. Mourton	22,939	23,708	17,562
Elliott Pew	12,979	23,708	17,937
Terry Rathert	1,988	22,147	15,243
Alan H. Stevens	18,979	23,708	17,562

The total annual compensation (i.e. total cash compensation plus long-term incentive compensation) paid to each outside director is determined based on a peer review performed by Meridian Compensation Partners, our independent compensation consultants, to evaluate the competitiveness and reasonableness of our director compensation. Our compensation paid to each outside director in 2015 was at the median of our peer group as determined by meridian. The value of the total long-term incentive compensation payable in 2015 was allocated one third to stock option awards and two thirds to restricted stock awards, with the number of stock options and shares of restricted stock awarded being determined by reference to the market value of the Company's stock. Each director serving as of December 4, 2015 was granted 12,400 shares of restricted stock and nonqualified stock options to purchase 18,170 shares of the Company's common stock at an exercise price of $7.74 per share.

The restricted stock awarded to the directors will vest at the rate of 25% on the anniversary of the grant date over a period of four years, except in the cases of Messrs.

Kuuskraa, Mourton and Stevens, whose shares are subject to immediate full vesting if they should elect to retire from the Board of Directors as they meet the age and service requirement. All of the restricted stock grants will immediately fully vest upon a "change in control" or the death or disability of a director. The stock options awarded to the directors will vest at the rate of 33 1/3% on the anniversary of the grant date over a period of three years, except in the cases of Messrs. Kuuskraa, Mourton and Stevens, whose options are subject to immediate full vesting if they should elect to retire from the Board of Directors. All of the stock option grants will immediately fully vest upon a "change in control" or the death or disability of a director.

STOCK OWNERSHIP INFORMATION

Share Ownership of Officers, Directors and Nominees

The following table sets forth information as of March 23, 2016, with respect to the beneficial ownership of the Company's common stock by each director, nominee and each executive officer named in the Summary Compensation Table, whom we collectively refer to as our Named Executive Officers, or NEOs, and by all directors, nominees and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					
	Shares Owned Directly (1)	Shares Owned 401(k)	Restricted Stock Outstanding (Voting Power)	Options Exercisable	Total Number of Shares of Common Stock	Percent of Class
Named Executive Officers:						
Steven L. Mueller	196,201	–	200,560	410,686	**807,447**	*
R. Craig Owen	25,354	334	80,879	95,822	**202,389**	*
William J. Way	136,731	–	175,653	269,119	**581,503**	*
Mark K. Boling	380,938	–	74,750	146,396	**602,084**	*
Jeffrey B. Sherrick	65,185	–	90,897	129,012	**285,094**	*
Directors and Nominees:						
John D. Gass	9,465	–	17,562	9,979	**37,006**	*
Catherine A. Kehr	40,576	–	17,562	16,229	**74,367**	*
Greg D. Kerley	365,000	–	17,562	76,963	**459,525**	*
Vello A. Kuuskraa	107,537	–	17,562	22,939	**148,038**	*
Kenneth R. Mourton	300,372	–	17,562	22,939	**340,873**	*
Elliott Pew	8,365	–	17,937	12,979	**39,281**	*
Terry W. Rathert	19,823	–	15,243	1,988	**37,054**	*
Alan H. Stevens	11,000	–	17,562	18,979	**47,541**	*
All directors, nominees and executive officers as a group (23 persons)	**1,936,711**	**5,096**	**997,986**	**1,564,377**	**4,504,170**	**1.16%**

* Less than one percent of class.

(1) Includes shares convertible from the Company's depositary shares (the "Depositary Shares"), each representing a 1/20th interest in a share of 6.25% Series B Mandatory Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"). At any time prior to January 15, 2018, a holder of 20 Depositary Shares may cause the conversion of one share of the Series B Preferred Stock into a number of shares of the issuer's common stock equal to the minimum conversion rate of 37.0028, subject to adjustments for certain fundamental changes (as defined). Thus, each Depositary Share will convert into 1.85014 shares of common stock, subject to adjustment. On January 15, 2018, the Depositary Shares mandatorily convert to common stock at a conversion rate ranging from 1.85014 to 2.17391 shares of common stock per Depositary Share (or Series B Preferred Stock to common stock conversion rate ranging from 37.0028 to 43.4782), subject to adjustment. The minimum conversion rate of 1.85014 was used to report the shares owned in this column.

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2015, concerning outstanding stock options under all of the Company's equity compensation plans, the weighted average exercise price of the outstanding options and the number of shares available for future issuance under the plans:

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Shares Remaining Available for Future Issuance
Equity compensation plans approved by stockholders (1)	5,614,256	$24.56	6,247,466

(1) Consists of the Southwestern Energy Company 2004 Stock Incentive Plan and the Southwestern Energy Company 2013 Incentive Plan. Shares remaining available for issuance may be issued only under the Southwestern Energy Company 2013 Incentive Plan, which permits grants and awards in the form of stock options, shares of restricted stock and restricted stock units, as well as other forms of incentive awards.

Security Ownership of Principal Stockholders

The following persons were known by the Company to own beneficially more than 5% of the Company's common stock as of December 31, 2015. Reported Percent of Class based on outstanding shares the company's Common stock as of February 23, 2016.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	SailingStone Capital Partners LLC One California Street, 30th Floor San Francisco, California 94111	39,497,146 (1)	10.7%
Common Stock	Capital Research Global Investors 333 South Hope Street Los Angeles, California 90071	37,408,192 (2)	9.6%
Common Stock	Viking Global Investors LP 55 Railroad Avenue Greenwich, Connecticut 06830	35,515,793 (3)	9.1%
Common Stock	Wellington Capital Management Group LLP 280 Congress Street Boston, Massachusetts 02210	34,511,993 (4)	8.9%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	32,659,709 (5)	8.4%
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10022	28,729,018 (6)	7.4%
Common Stock	State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	24,753,673 (7)	6.4%
Common Stock	Goldman Sachs Asset Management 200 West Street New York, NY 10282	22,743,628 (8)	5.8%
Common Stock	Capital World Investors 333 South Hope Street Los Angeles, California 90071	21,039,576 (9)	5.4%

(1) Based on the 13G filed on January 14, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Sailing Stone Capital Partners LLC had sole voting power and sole dispositive power with respect to these shares.

(2) Based on the 13G/A filed on February 16, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Capital Research Global Investors LP had sole voting power and sole dispositive power with respect to these shares.

(3) Based on the 13G filed on January 21, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Viking Global Investors LP had shared voting power and shared dispositive power with respect to these shares.

(4) Based on the 13G filed on February 11, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Welling Capital Management Group LLP had shared power to vote or to direct the vote of 15,685,948 shares and shared power to dispose or to direct the disposition of 34,511,993 shares.

(5) Based on the 13G/A filed on February 11, 2016, with the SEC with respect to Company securities held as of December 31, 2015, The Vanguard Group reported it is the parent holding company or control person of the entities holding these shares and that it had sole power to vote or to direct the vote of 712,500 shares, sole power to dispose or to direct the disposition of 31,932,385 shares, and shared power to dispose or to direct the disposition of 727,324 shares.

(6) Based on the 13G/A filed on February 10, 2016, with the SEC with respect to Company securities held as of December 31, 2015, BlackRock, Inc. had sole power to vote or to direct the vote of 25,386,828 shares, sole power to dispose or to direct the disposition of 28,718,654 shares, and shared power to dispose or to direct the disposition of 10,364 shares.

(7) Based on the 13G filed on February 16, 2016, with the SEC with respect to Company securities held as of December 31, 2015, State Street Corporation had shared voting power and shared dispositive power with respect to these securities.

(8) Based on the 13G filed on February 3, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Goldman Sachs Asset Management had shared power to vote or to direct the vote of 22,633,833 shares and shared power to dispose or to direct the disposition of 22,743,628 shares.

(9) Based on the 13G filed on February 16, 2016, with the SEC with respect to Company securities held as of December 31, 2015, Capital Research World Investors had sole voting power and sole dispositive power with respect to these shares.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for directors and executive officers. On joining the Board, each director must own common stock with a market value equal to five times the annual cash retainer that was in effect on December 6, 2013 (the date the stock ownership guidelines were last amended) or the date the director joined the Board, which ever date is later. This ownership threshold must be met within five years of December 6, 2013 or the date the director joined the Board, whichever date is later. Until such time as the director reaches his or her share ownership requirement, the director will be required to hold 50% of the shares of common stock received upon lapse of the restrictions upon restricted stock and upon exercise of stock options (net of any shares utilized to pay for the exercise price of the option and tax withholding). Once achieved, the required ownership threshold must be maintained as long as the director retains his or her seat on the Board. Stock that counts toward satisfaction of these guidelines includes stock purchased on the open market, 25% of outstanding stock options, stock obtained through stock option exercises, restricted stock, and stock beneficially owned in a trust, by a spouse and/or minor children. In instances where these stock ownership guidelines would place a severe hardship on a director, the Board will make the final decision as to developing an alternative stock ownership guideline for a director that reflects the intention of these guidelines and his or her personal circumstances. As of December 31, 2015, all directors held stock in excess of the levels required in the guidelines.

Guidelines for the ownership requirements for executive officers are discussed in the Compensation Discussion and Analysis section beginning on page 53.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's common stock, to report their initial ownership of the common stock and any subsequent changes in that ownership to the SEC and the NYSE, and to furnish the Company with a copy of each such report.

Each of John C. Ale, Josh C. Anders, R. Craig Own and Jeffrey B. Sherrick received a single grant of restricted stock and options on February 26, 2015 that was reported four days after the required deadline. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, its directors, executive officers and more than ten percent stockholders complied with all applicable Section 16(a) filing requirements.

Proposal No. 2 Non-Binding Advisory Vote to Approve the Compensation of our Named Executive Officers

We are asking our stockholders to approve, on a non-binding and advisory basis, the compensation paid to our named executive officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A") and the Executive Compensation section of this proxy statement. The Company believes that its executive compensation program, which emphasizes near-term equity awards and performance-based cash incentives, is strongly aligned with the near-term interests of its stockholders.

The CD&A, beginning on page 39 of this proxy statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2015 in more detail. Highlights of the program include the following:

- Salary constitutes no more than 16% of a NEO's compensation package and the remainder is equity-based or is otherwise contingent upon company and individual performance.
- Our compensation programs include features that we believe mitigate risk without diminishing incentives, including:
  - o maximum payout that limits the amount that can be paid in annual bonuses or performance units;
  - o mix of cash, equity and performance-based incentives;
  - o balanced mix of annual and longer-term incentive opportunities; and
  - o a significant stock ownership requirement.
- The equity component of long-term incentive compensation is designed to align management's interests with those of our stockholders, provides an incentive for achieving our long-term performance objectives and constitutes the major component of at-risk compensation.
- Each of the NEOs is employed at-will and is expected to demonstrate exceptional personal performance to continue serving as a member of the executive team. None of the NEOs

has an employment agreement or a severance arrangement other than in the context of a change in control.

- Our compensation programs:
  - o do not permit re-pricing of stock options without shareholder approval,
  - o do not permit pledging or hedging of Company securities, and
  - o require recoupment of incentives in certain circumstances to encourage responsible and sustainable decision-making.

Our executive compensation program, including the changes contemplated for 2016, results in part from ongoing dialogue between representatives of our shareholders and members of the Compensation Committee, which is described more fully in the CD&A. We are asking shareholders to approve, on an advisory basis, the compensation of our NEOs as described in this proxy statement by voting in favor of the following resolution, which will be submitted for approval by shareholders at the 2016 Annual Meeting:

> "RESOLVED, that the stockholders of Southwestern Energy Company approve, on an advisory basis, the compensation of Southwestern's executive officers named in the Summary Compensation Table as disclosed, pursuant to the SEC's compensation disclosure rules, in the Compensation Discussion and Analysis, compensation tables and other narrative compensation disclosure in the proxy statement."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers. Unless the Board modifies its determination on the frequency of future "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will be held at our 2017 Annual Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE **"FOR"** APPROVAL OF THE COMPENSATION OF SOUTHWESTERN'S NAMED EXECUTIVE OFFICERS.



Compensation Discussion and Analysis

In this section, we describe the compensation for our named executive officers (the "NEOs") whose compensation is set forth in the 2016 Summary Compensation Table and other compensation tables located in this proxy statement.

Our NEOs during 2015 were:

Executive	Title in 2015
Steven L. Mueller	Chairman of the Board & Chief Executive Officer (1)
R. Craig Owen	Senior Vice President & Chief Financial Officer
William J. Way	President & Chief Operating Officer (2)
Mark K. Boling	Executive Vice President & President — V+ Development Solutions
Jeffrey B. Sherrick	Executive Vice President — Corporate Development

(1) Appointed CEO in 2009 and Chairman in 2014; Mr. Mueller resigned as CEO as of January 6, 2016. Mr. Mueller continues to serve as Chairman of the Board and as a non-executive employee of the Company through the 2016 Annual Meeting.
(2) Appointed COO in 2011 and President in 2014; appointed CEO as of January 6, 2016.

CD&A Highlights

Executive Summary

Business Highlights

Our Business

We are an independent natural gas and oil company engaged in exploration, development and production activities, including the related gathering and marketing of natural gas and liquids. Our primary business is the exploration and production of natural gas and oil, which is focused in the United States, where we develop unconventional natural gas reservoirs principally located in Pennsylvania, West Virginia and Arkansas.

We also engage in natural gas gathering activities through our midstream subsidiaries in Arkansas and Louisiana. For more information about our business, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and as amended on Form 10-K/A filed with the SEC on February 25, 2016 and February 26, 2016, respectively.

2015 Business Environment and Results

Like many domestic upstream oil and gas companies, we faced a challenging market environment in 2015 as commodity prices suffered a sharp decline. These suppressed commodity prices, particularly the price of natural gas, reduced the prices we realized for our production, which in turn contributed to a decline in our cash flow, as compared to 2014. Among the causes of the reduced commodity price environment were macroeconomic factors, particularly the imbalance between domestic supply and demand. The warmer than average winter temperatures in the United States, particularly in the Northeast, led to a lower withdrawal of natural gas in storage, as less gas was used to warm homes and businesses. The market reacted to these pressures, and we and our peers experienced a decline in our market values, with our stock price declining from $27.29 on December 31, 2014 to $7.11 on December 31, 2015.

Our executive compensation program is designed to align our management with the interests of our shareholders, and our directors and management also experienced the effects that the challenging market environment had on the Company's stock price decline. See "Alignment with Performance" in this CD&A for a further discussion of how the decrease in our stock price has impacted the value of our management's historic equity compensation. The Compensation Committee has also made prospective changes to our compensation program to further align the interests of our employees, including our NEOs, with those of our shareholders. See "Executive Compensation Changes" in this CD&A for a further discussion of these changes.

Going forward, we believe that our robust competitive positioning in the lowest cost portion of the North American natural gas supply provides us with an attractive growth opportunity once commodity prices recover. In the meantime, we are reshaping SWN to win in a more competitive North American natural gas marketplace using our disciplined 1.3 PVI hurdle as our investment metric. In the short term, we are committed to strengthening our balance sheet by actively pursuing opportunities to reduce our debt and preserve our liquidity by executing on an operating plan that aligns our capital investment program with cash flows generated by operations. As we have already announced, we have reduced our drilling program to preserve our capital and liquidity. We are aggressively managing our balance sheet and reducing our cost structure. We have already achieved some cost savings through reductions in force in the third quarter of 2015 and the first quarter of 2016 and by renegotiating transportation contracts in West Virginia in the first quarter of 2016.

Despite the challenging environment in 2015, we achieved the following during the year:

- **Record Annual Production.** We delivered exceptional operational performance in 2015, as we continued to deliver significant production results. We achieved record annual production of 976 Bcfe in 2015, up approximately 27% from 2014.
- **Reduced Drilling and Completion Costs in Appalachia Assets.** We exhibited flexibility in 2015 by adjusting our capital program down 30% to align with the challenging environment. We are focused on exercising capital discipline by aligning our 2016 capital investing program within our expected cash flow. We were able to significantly reduce our drilling and completion costs in the Appalachian Basin through negotiations with third-party vendors, and through learnings associated with drilling and completion technique optimization.

- **Long-term Financing for 2014 Southwest Appalachia Acquisition.** Following our acquisition of acreage in Southwest Appalachia in December 2014, we entered into long-term financing arrangements with a combination of debt, equity and equity-linked securities offerings and asset sales. We believe that the assets we acquired in the Marcellus Shale, Utica and Upper Devonian in West Virginia and southwestern Pennsylvania provide a transformational and complementary growth vehicle to supplement our assets in Arkansas and northeast Pennsylvania.
- **Enhanced Liquidity.** We enhanced our liquidity position by entering into a three-year term loan agreement, on substantially similar terms to our revolving credit facility. We believe this enhanced liquidity better prepares us for any challenges over the next three years.

Executive Compensation Highlights

Our executive compensation program is designed to reward NEOs for producing sustainable results consistent with our strategy, to attract and retain the highest quality talent, and to align pay with the long-term interests of shareholders. For 2015, the Committee made the following decisions for our NEOs' compensation:

Name	2015 Decisions
Base salary	2015 NEO base salaries were determined in December 2014; average 4% increase over 2014 salaries. 2016 base salaries were frozen at 2015 levels.
Annual cash incentives	Annual cash incentives were paid out at approximately 45% of target for our CEO and 63-65% of target for our other NEOs.
Long-term incentives to reward multi-year success	The Compensation Committee makes its decisions on the value of LTI awards in December preceding fiscal year end, this CD&A addresses the LTI awards from December 2014 for this reason.
2015 special awards	Awards granted to two of our NEOs based on completion and financing of a significant acquisition.
Retirement and health benefits	Broad based plans that are important for retention.
Perquisites	Limited executive perquisites.

The following shows the breakdown of reported 2015 compensation for our CEO and our other NEOs.



2015 Pay Mix By Component (1)

CEO Pay Distribution

2.2% 12.4% 8.4% 77.0%

Base Bonus LTI Other

All Other NEO Pay Distribution

2.7% 15.4% 13.1% 68.8%

Base Bonus LTI Other

(1) Represents base salaries in effect as of December 31, 2015, actual annual bonus awards for 2015, which were paid in 2016, based on performance, and the grant date value of the 2015-2017 performance awards, restricted stock and options (granted in December 2014). The "Bonus" consists of total annual bonus payments, which include objective and discretionary components. The "Other pay" consists of any changes in pension value and nonqualified deferred compensation earnings and all other compensation, each as disclosed in the Summary Compensation Table.

Our Board Values Dialogue with our Shareholders
Shareholder feedback is critical to us. Our Board of Directors and management engage with our shareholders regularly to discuss our corporate strategy, executive compensation philosophy, and the ways we align our practices and programs with shareholder value. In the months leading up to and following our 2015 Annual Meeting, members of senior management and our Board of Directors, including the Chairs of our Compensation Committee and our Nominating and Governance Committee, reached out to holders of approximately 80% of our outstanding shares. As a result, we had over 20

conversations with holders of over 50% of our outstanding shares during 2015. These were in addition to the dozens of meetings management and investor relations personnel held with stockholders throughout the year. Although those shareholders had differing views on some of the topics discussed, we received the following feedback:

- A substantial majority of our shareholders indicated strong support of our compensation and governance practices, and also took the opportunity to share their views on how we might enhance these practices.

- A majority of our shareholders expressed general support for proxy access, though they had varied views on the proxy access framework they proposed for us. Members of our Nominating and Governance Committee and our senior management shared their views on proxy access, and engaged with our shareholders regarding their diversity of viewpoints.

- In all cases, comments and feedback were shared with the Compensation Committee, Nominating and Governance Committee and full Board, as appropriate.

Following this dialogue with our shareholders, our Board implemented the changes to the executive compensation program and related disclosures discussed below in "Executive Compensation Changes" and adopted bylaw amendments for the implementation of proxy access.

Executive Compensation Changes

The Compensation Committee made changes to our executive compensation program and compensation disclosures to align better with our changed capital program for 2016 and evolving competitive and governance practices, in part in response to feedback we received during our 2015 shareholder outreach. See "Our Board Values Dialogue with our Shareholders" above in this CD&A for a discussion of this outreach.

Program Changes Since 2015 Annual Meeting

In response to our shareholder outreach and our review of changed market conditions, the Compensation Committee reviewed and enhanced our proxy statement format, including this CD&A, to provide a more clear and concise summary of our program and pay decisions, including more transparency about the 2015 targets for the annual and long-term incentive awards.

The following is a brief summary of other changes adopted since our 2015 Annual Meeting:

- **Annual Bonus Awards.**
  - Adopted new performance metrics for the 2016 annual cash incentive awards focusing on balance sheet fundamentals, improving cash margin on our production, and health, safety and environmental performance
  - Reduced target levels for annual incentive awards to approximately 90% of 2015 levels for all NEOs in an effort to increase the relative proportion of long-term incentives in our executives' compensation

- **Long-term Incentive Awards.**
  - Moved decisions related to long-term incentive awards from December 2016 to February 2017, primarily to align all compensation decisions in a single meeting after completion of the fiscal year.
  - Shifted a greater percentage of total compensation to equity-based awards in 2016, away from cash compensation
  - For the 2016-2018 performance awards (granted in December 2015):
    - Adopted a cap for the relative TSR metric: in the event we have a negative total shareholder return over the 2016 – 2018 performance period, the TSR metric can not payout in excess of target
    - Simplified the calculation of our performance relative to our peers for the total shareholder return metric, by adopting a point-to-point performance measure instead of the more complex measurement used for past awards
    - Eliminated the PVI component due to reduced capital investment program on account of lower commodity prices

Compensation and Corporate Governance Policies and Practices

Our executive compensation and governance programs incorporate many best practices, and are designed to reward our NEOs for the achievement of strategic and operational goals and increases in shareholder returns, while discouraging unnecessary or excessive risk taking. We believe our executive compensation and governance programs support these goals.

What We Do

✔ **Mix of Awards**. Our compensation program contains both cash and equity components and is weighted toward long-term equity-based incentives, with a mix of these incentives among performance-based stock units, stock options and restricted stock.

✔ **Share Ownership Guidelines**. Our NEOs must hold the equity equivalent in value of multiples of their base salaries (two times for senior vice presidents, three times for executive vice presidents and six times for our CEO).

✔ **Clawbacks**. If we restate our financial statements, other than as a result of changes to accounting rules or regulations, the Company may recover from our executives' incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✔ **Double-Trigger Severance**. In agreements with our NEOs, cash severance payments payout in connection with a change in control only if an actual or constructive termination of employment also occurs.

✔ **Annual Risk Assessments**. The Compensation Committee, comprised exclusively of independent directors, analyzes risk in setting executive compensation.

✔ **Reward Future Performance**. Annual option, restricted stock and performance awards vest over periods of three, four and three years, respectively, to reward sustained company performance over time.

✔ **Peer Group Comparison**. We employ an annual market analysis of executive compensation relative to peer companies and published survey data for comparably-sized companies.

What We Do Not Do

✘ **Tax Gross Ups**. We eliminated the excise tax gross-up feature in all new severance agreements entered into with NEOs after 2009, which includes our current CEO.

✘ **Automatic Base Salary Increases**. Our NEOs base salaries are reviewed annually and the decisions are based on market data provided by our independent compensation consultants. No increases were made in 2016 (other than in connection with a promotion).

✘ **Hedging and Pledging Company Stock**. Our policies prohibit the pledging and hedging of our stock by our executives and directors.

✘ **Excessive Perquisites**. We provide limited perquisites to our executive officers.

✘ **Reprice Stock Options**. We do not permit the repricing of stock options without shareholder approval.

Key Elements of Executive Compensation

Overview of Compensation Elements

Most of the total direct compensation of our NEOs is performance-based. Key elements of our NEOs' compensation for 2015 included the following:

Compensation element	Objective	Key Features	Performance Based?	2015 Results
Base salary	Reflects each NEO's base level of responsibility, leadership, tenure, qualifications and ability to contribute to the success and profitability of the Company and the competitive marketplace for executive talent specific to our industry	Fixed cash compensation that is reviewed annually and adjusted if and when appropriate. Target a competitive market range based on the compensation practices of our peers.	No, but annual increases are not guaranteed	All salaries held flat for 2016; previous increases as of January 2015 based on compensation peer group comparison and took into account individual performance
Annual incentive	Motivates NEOs to achieve our short-term business objectives, which drive long-term value while providing flexibility to respond to opportunities and changing market conditions	Performance-based annual cash award for achievement of pre-established corporate performance goals and a discretionary component based on individual performance Objective component (60% of bonus opportunity, at target) • PVI (30%) • Production (27.5%) • Reserve Replacement (27.5%) • ROE (15%) Discretionary component (40% of bonus opportunity, at target)	*Yes*, objective component payments based on achievement of measurable goals, with a subjective component in Committee's discretion based on NEO performance, leadership behavior and contributions to HSE; objective component will not pay out if goals do not meet minimum achievement levels	Company paid between 45% and 65% of Target; see "2015 Annual Bonus Payments"
Long-term incentives	Motivates NEOs to achieve our business objectives by tying incentives to our financial and key operational metrics over the performance period or the performance of our stock over the long term; reinforces the link between the interests of our NEOs and our shareholders; motivates our NEOs to remain with the Company even after down swings in commodity prices	Performance Units – performance-based long-term stock award based on the achievement of Total Shareholder Return and Reserve Replacement or PVI over a three-year performance period Constitute 50% of long-term award	*Yes*, payments based on achievement of established metrics over three-year performance period	See Summary Compensation Table for grants and grant date fair value
		Restricted Stock - Long-term restricted stock award with a ratable vesting period over four years Constitute 25% of long-term awards	*Yes*, value increases or decreases in correlation to share price over four-year period	See Summary Compensation Table for grants and grant date fair value
		Stock Options - Long-term stock option award with ratable vesting period over three years Constitute 25% of long-term awards	*Yes*, options exercisable only upon increase of share price over three-year vesting period, value increases or decreases in correlation to share price above strike price	See Summary Compensation Table for grants and grant date fair value
Other compensation	Provides benefits that promote employee health, work-life flexibility and retirement savings, which assists in attracting and retaining our NEOs	Indirect compensation element consisting of health and welfare plans, retirement savings benefits and perquisites	No, but important feature for retention; broad-based plans and limited executive perquisites	See Summary Compensation Table for values

Detailed Discussion and Analysis

Our Formula

Our Formula and our Guiding Compensation Principles

Our approach to executive compensation, like all things at SWN, is governed by our Formula:

$$\frac{R^2}{A} \rightsquigarrow V^{+}$$

For a more in depth discussion of our Formula and its role in our decision-making, see "Proxy Summary—Who We Are" earlier in this proxy statement.

Our executive compensation program is designed to reward NEOs for producing sustainable results consistent with our strategy, to attract and retain the highest quality talent, and to align pay with the long-term interests of shareholders. Executive pay is therefore tied to company performance, which in 2015 we measured in four principal ways:

- the return provided to shareholders over time, both on an absolute basis and relative to our peer companies

- our financial performance as measured by the economic value of our projects
- our production and reserve growth
- the return on our capital investments

Alignment with Shareholders

We align the interests of the NEOs with those of our investors by evaluating executive performance on the basis of key financial measurements that we believe closely correlate to long-term shareholder value. Key elements of compensation that align the interests of the NEOs with shareholders include:

- long-term incentives in the form of restricted stock awards and stock options, which directly link a significant portion of compensation to shareholder value
- long-term incentives in the form of performance units, the value of which is determined by stock performance and key operational metrics over time

- stock ownership and holding requirements, which require our senior executives to accumulate and hold SWN stock equal in value to a multiple of their base salary at the time the executive becomes subject to the requirement, and to hold a portion of shares they subsequently receive until the requirement is met

Retention of Talent

SWN's ability to maximize shareholder value depends on its ability to retain executives, and we attempt to do so by using incentives that result in longer and continued service. Key elements of compensation that require continued service include:

- multi-year vesting terms on equity incentive compensation, including restricted stock, stock options and performance units
- supplemental and non-qualified retirement program, which allows select executives to continue to earn retirement benefits once they reach the limits imposed by the Internal Revenue Service

Total Compensation Perspective

Our executive compensation program consists of components that are driven by the achievement of objective financial performance criteria, SWN stock performance, and retirement and other benefits, all of which are used to encourage retention.

Pay For Performance

Alignment with Performance

Consistent with our pay-for-performance philosophy, a significant portion of our NEOs' total direct compensation is at risk. Accordingly, the value that will ultimately be received directly aligns with the Company's actual operational and financial performance. This value can differ substantially from the grant date values required to be reported in the Summary Compensation Table and other proxy tables. The graphic below demonstrates how our executive compensation program, driven by the achievement of objective performance criteria, delivers alignment with the Company's performance.

To illustrate this strong link between CEO compensation and Company performance, the following chart compares 2013, 2014 and 2015 intended CEO target compensation and realizable pay as of December 31, 2015. The Target bars reflect annual base salary, target bonus opportunity and the grant date value of the long-term incentive awards (performance units, stock options and restricted stock units) made in December of the prior year. The Realizable bars reflect annual base salary, actual bonus paid, in the money value of stock options, value of time-based restricted stock and an estimated value of performance awards as of December 31, 2015.

CEO Realizable Pay ($ 000's)


Base Salary
Annual Bonus
Long-Term Incentives
$6.9M
$4,593
$1,448
$850
51% of Target
$667
$2,000
$850
$7.6M
$5,150
$1,575
$900
49% of Target
$466
$2,363
$900
$7.8M
$5,413
$1,403
$935
24% of Target
$316
$635
$935
Target (1)
Realizable (2)
2013
Target (1)
Realizable (2)
2014
Target (1)
Realizable (2)
2015

(1) The annual incentive awards present a target payout based on Mr. Mueller's annual salary, and the long-term incentive awards present the grant date fair value of the awards for 2013, 2014 and 2015.

(2) The amounts for the long-term incentive awards indicated as Realizable reflect the intrinsic value of long-term incentive awards based on the Company's closing stock price of $7.11 on December 31, 2015. For stock options, the option exercise prices exceeded the closing stock price as of such date and therefore no intrinsic value is reflected. The performance unit awards for 2013 reflect the amount paid in March 2016 and the performance unit awards for 2014 and 2015 are reflected at an estimated payout as of December 31, 2015.

Double-Counting of Long-Term Performance Units

The SEC requires that compensation for NEOs be disclosed according to specific rules. Under these rules, the Summary Compensation Table reports performance units paid in cash in the year they pay out, but reports performance units paid in stock in the year they are granted. Therefore, the Summary Compensation Table for 2013, 2014 and 2015 report *both* the value of performance units whose performance periods that ended in those years and settled in cash *and* the performance units granted for those years that will settle in stock three years later. The following table presents Mr. Mueller's compensation in 2013, 2014 and 2015 were we to report total compensation with only the performance units granted in each year and the percentage reduction in the Summary Compensation Statement table amounts.

Steven L. Mueller	2013	2014	2015
Total from Summary Compensation Table	$10,451,645	$11,453,881	$6,647,385
Cash-settled performance units	(2,224,607)	(2,195,662)	(354,312)
Total Compensation, excluding cash-settled performance units	$8,227,038	$9,258,219	$6,293,073
Percentage of Summary Compensation Table Compensation Represented by Effect of Double Counting	21.3%	19.2%	5.3%

How We Make Compensation Decisions

Role of the CEO and Management

The CEO and the Senior Vice President of Human Resources periodically recommend to the Compensation Committee changes to existing programs and propose new plans and programs as needed. Additionally, the CEO and management recommend the performance measures and related goals used to determine payments for our employees under our plans. The CEO provides an assessment of the individual performance of the other NEOs and makes pay recommendations to the Committee. The CEO's recommendations are discussed and assessed in executive session. The Committee, together with the other independent directors, determines the CEO's compensation. The full Board approves compensation for the other NEOs.

Role of the Compensation Consultant

To help evaluate the competitiveness of our executive pay and benefit programs during 2015, the Compensation Committee engaged Meridian Compensation Partners, LLC, or Meridian, as independent consultants to the Committee. Meridian is known for its expertise in the E&P industry, specializing in board-level executive pay consulting services. Meridian reports directly to the Committee, participates in Committee meetings, reviews Committee materials, and provides advice to the Committee upon request. Additionally, Meridian updates the Committee on trends and issues in executive pay, comments on the competitiveness and reasonableness of SWN's programs, and assists in the development and review of SWN's annual bonus and long-term incentive, or LTI, programs, including commenting on performance measures and related goals. See our discussion of the Compensation Committee's assessment of Meridian's independence in our discussion of the Compensation Committees' responsibilities on page 24 of this proxy statement.

Compensation Peer Group

We believe awareness of our competitors' pay practices is important to making pay decisions that allow us to attract and retain key talent. We compare our pay practices and pay levels with a select group of peer companies. Although market data from our peer group provides an important tool for analysis and decision making, we realize that overreliance on this data can result in an inappropriate pay decision if other factors are not considered, including an individual's personal contributions to SWN and previous experience, leadership qualities and skill sets.

The Committee annually reviews the competitiveness of our executive officers' compensation and assesses the overall competitiveness of our compensation programs relative to the peer group, which is made up of companies in the exploration and production industry with comparable types of operations, revenue, market capitalization, assets and number of employees. These companies are listed in the table below. Individual compensation packages may vary based on individual experience, retention, performance in the role and market conditions.

Fiscal 2015 Pay Market Peers

For fiscal year 2015, SWN used the following group of peer companies approved by the Committee for pay market evaluation or comparison purposes:

- Cabot Oil & Gas Corporation
- Cimarex Energy Co.
- Concho Resources Inc.
- Continental Resources Inc.
- Denbury Resources Inc.
- Devon Energy Corporation
- EOG Resources, Inc.
- Newfield Exploration Company
- Noble Energy, Inc.
- Pioneer Natural Resources Company
- Range Resources Corporation
- Sandridge Energy, Inc.
- SM Energy Corporation
- Ultra Petroleum Corp.

There were no changes during 2015 for this compensation peer group from the peer group utilized during 2014.

Analysis of 2015 Pay Decisions

The following details each component of compensation.

Base Salary

Salaries of the CEO and the other NEOs are reviewed annually, along with those of all other senior officers. The Compensation Committee may review salaries at the time of a promotion, other changes in responsibilities, or a significant change in market conditions. Differences in salary for each NEO reflect differences in individual responsibility, experience, and competitive pay levels for similar positions in our peer group.

At the Committee's December 2014 meeting, the Committee recommended an increase in the base salaries of our NEOs effective for 2015. At its December 2015 meeting, the Committee decided to freeze salaries for 2016 for all of our employees, including our NEOs. Mr. Way received a raise to an annual base salary of $800,000 in connection with his promotion to CEO in January 2016.

Name	2015 Base Salary ($)	Percentage Increase from 2014 Base Salary
Steven L. Mueller	935,000	3.9%
R. Craig Owen	460,000	5.7%
William J. Way	675,000	3.8%
Mark K. Boling	520,000	4.0%
Jeffrey B. Sherrick	520,000	4.0%

Annual Bonus

Annual bonuses are designed to encourage the achievement of annual performance goals. Targets for each of our performance metrics are set to be challenging and to produce results that lead to increased shareholder value and are determined at the beginning of each annual performance cycle. The Committee reviews the metrics each year to ensure they link performance to the Company's long-term goals and establishes targets that appropriately incentivize management to achieve operational success.

The diagram below presents the framework for our NEOs' 2015 annual bonus award and the relative size of each component, assuming the performance metrics within the objective component were at target (on the aggregate).


2015 NEO Annual Bonus Award at Target
Objective Component
PVI (30%)
Production (27.5%)
Reserve Replacement (27.5%)
ROE (15.0%)
+
Discretionary Component
Exercised by the Committee each year
=
Total Bonus Payment
Target
60% of total bonus payment
Target
40% of total bonus payment

Because market compensation practices, including incentive opportunity, differ by job, our target bonus opportunities as a percentage of base salary vary for our NEOs, as indicated in the table below. As a starting point for evaluating annual incentive awards, the Committee considered performance results under the metrics established for the 2015 annual incentive plan, a program maintained for a broad portion of the employee population and for our NEOs. As discussed above in "Executive Compensation Changes" in the Executive Summary of this CD&A, the Committee has adopted different metrics for the 2016 annual bonus awards to reflect the current industry environment.

The 2015 performance targets for our NEOs were as follows:

Name	Description	Weighting (%)	Threshold	Target	Maximum	Result
PVI	Represents discounted future revenue of production from reserve additions by drilling or acquisition, net of production operating expenses and select taxes divided by invested capital	30	1.0	1.3	1.4	**1.15**
Production	Represents combined oil and gas produced and reported as sold	27.5	908 Bcfe	956 Bcfe	1,004 Bcfe	**976 Bcfe**
Reserve Growth	Represents reserve additions divided by Production	27.5	151%	188%	207%	**162%**
Return or Equity, or ROE (1)	Represents net income divided by average stockholders' equity compared to ROE of peer group, expressed as a percentile rank	15	45th	60th	75th	**9th**

(1) Return on equity versus the peer group is defined as adjusted net income divided by adjusted average shareholders' equity for the current year. As established by the Compensation Committee, targets shall be based on the Company's return on equity percentile rank as compared to the return on equity calculations for the Company's performance peer group companies. At the discretion of the Compensation Committee, adjustments are made to net income and/or shareholder's equity for the application of new accounting standards, non-cash derivative gains and losses, non-cash charges resulting from ceiling test impairments of our natural gas and oil properties, and new equity offerings or asset divestitures. The Committee exercised its discretion in 2015 to reduce ROE on account of the non-cash charges resulting from ceiling test impairments from our natural gas and oil properties.

For each NEO, the Committee determined the size of the objective component of the annual bonus based on the result of the metrics and determined the size of the discretionary component, which together comprise the total individual award levels. In addition to the individual considerations taken into account for each NEO, the Committee considered the impact of the current commodity price environment on the Company's 2015 financial results and exercised its discretion to reduce awards.

The table below shows the actual annual incentive award payouts earned based on the factors outlined above.

Name	Base Salary	Target in $	Target (% of Salary)	Objective Component	Discretionary Component	Total	% of Target
Steven L. Mueller	$935,000	$1,402,500	150	$635,000	$ 0	$635,000	45%
R. Craig Owen	460,000	575,000	125	259,736	115,264	375,000	65%
William J. Way	675,000	945,000	140	427,276	172,724	600,000	63%
Mark K. Boling	520,000	676,000	130	305,091	134,909	440,000	65%
Jeffrey B. Sherrick	$520,000	$676,000	130	$305,091	$134,909	$440,000	65%

Long-Term Incentive Compensation

We use long-term incentives to align management's interests with those of our shareholders, provide an incentive for achieving our long-term performance objectives, and attract and retain key employees through share ownership. Our LTI awards constitute the major component of compensation for our NEOs and are "at risk." These awards have multiple-year vesting terms to reward sustained financial and operating performance, align executives' interests with those of our shareholders, and encourage executives to remain with the Company for long and productive careers.

2015 Long-Term Incentive Awards (Granted December 2014)

In December 2014, NEOs received LTI awards for 2015 consisting of equity in the form of stock options, shares of restricted stock and stock-settled performance units awarded under the 2013 Plan. The total value of each executive's LTI award was weighted 50% in performance units, 25% in stock options, and 25% in restricted stock.

Award Type	Weight	Terms	Metrics
Stock options	25%	Ratable vesting over three years	Service-based
Restricted stock	25%	Ratable vesting over four years	Service-based
Performance units	50%	Ratable vesting over three years, settled in stock following end of three-year performance period	Relative TSR weighted 60% and project return (PVI) weighted 40% (1)

(1) Changed for the 2016-2018 performance units (granted in December 2015). See "Program Changes Since 2015 Annual Meeting" above in this CD&A.

The Committee, based on input from Meridian, determined the group of companies used to measure performance for purposes of determining payments from 2015-2017 performance units. The companies included in this performance peer group – selected on the basis of assets, revenue, market cap and mix of assets – reflect a broad cross-section of the industry. The Committee removed SandRidge Energy, Inc. from the computation of the reserve replacement efficiency component of the payout for the 2013-2015 performance unit awards, because SandRidge did not file its annual report in time to be included.

Performance Peers for 2015 LTI Awards

SWN used the following group of peer companies approved by the Committee for performance purposes:

- Anadarko Petroleum Corporation
- Apache Corporation
- Cabot Oil & Gas Corporation*
- Chesapeake Corporation
- Cimarex Energy Co.*
- Concho Resources Inc.*
- Continental Resources Inc.*
- Denbury Resources Inc.*
- Devon Energy Corporation*
- EOG Resources, Inc.*
- EQT Corporation
- Newfield Exploration Company*
- Noble Energy, Inc.*
- Pioneer Natural Resources Company*
- QEP Resources, Inc.
- Range Resources Corporation*
- SM Energy Corporation*
- Ultra Petroleum Corp.*
- Whiting Petroleum Corporation
- WPX Energy, Inc.

* Represents a company also used for executive pay market evaluation or comparison purposes.

The Committee determines the approved value of our NEOs' long-term incentive compensation by considering:

- The value of long-term incentive awards granted by our peers,
- The value of targeted cash compensation levels for our NEOs, and
- The desired level of target total compensation value for each NEO.

After accounting for the base salary and expected annual incentive award, this target serves as a guide for determining the size of the LTI award for each NEO. The table below summarizes the value of the long-term incentives granted to our NEOs in December 2014, utilizing the Black-Scholes valuation for stock options, the grant date price for restricted stock and the target value of the performance units.

Name	Options	Restricted Stock	Performance Units	Total
Steven L. Mueller	$1,336,474	$1,358,196	$3,127,483	$5,822,153
R. Craig Owen	$478,951	$486,381	$1,119,977	$2,085,309
William J. Way	$779,132	$792,281	$1,824,365	$3,395,778
Mark K. Boling	$490,423	$498,617	$1,148,152	$2,137,192
Jeffrey B. Sherrick	$490,423	$498,617	$1,148,152	$2,137,192

2013-2015 Performance Unit Award Payment

We have historically used performance units to provide long-term incentives for our executives and certain other employees. Performance units are used to ensure that our long-term operational performance results remain competitive with our peers and that our executives are rewarded for actual long-term performance in addition to shareholder return. Moreover, as performance units are tied to operating performance success over a three-year period, they provide a supplementary long-term retention component.

The performance period for performance units awarded in December 2012 began on January 1, 2013 and ended December 31, 2015, with a cash payout in the first quarter of 2016. For our 2012 performance unit awards, 50% of the value is determined by total shareholder return and 50% by reserve replacement efficiency.

Total shareholder return is measured over the entire three-year performance period, and the average percentile across that period constitutes 50% of the performance unit award for our NEOs. The total shareholder return is equal to the average relative monthly percentile ranking relative to our peer group, and is determined by tracking the change in our stock price on a monthly basis (taking account any dividends on common stock paid over the performance period) in comparison with each performance peer.

We measure reserve replacement efficiency over the entire performance period, against both a predetermined goal and against our peers, with each measure constituting 37.5% of the performance unit award for our NEOs. The reserve replacement efficiency is expressed in the form of percentage ratio with pre-tax operating cash flow per unit of production for the performance period as the numerator and finding and development costs per unit of proved reserve additions for the performance period as the denominator.

The value of the payment on the historical performance unit award payments were determined by the attainment of certain minimum, target, and maximum performance objectives over the three-year performance period as described in the table below. Minimum level achievement would result in payment of $500 per unit, $1,000 per unit at the target level achievement and $2,000 per unit at the maximum level. Performance below the threshold level would result in payments of less than $500 per unit.

In March 2016, the Compensation Committee determined that the level of achievement of the performance objectives for the three-year period ended December 31, 2015 was between the minimum and target levels, resulting in the payment of $228 per unit for all individuals who were NEOs at the time of grant and certain other senior executives.

Metric	Weighting Factors	Minimum	Target	Maximum	2015 Results	Value on Unit Basis
TSR (Percentile)	50%	30%	60%	75%	24%	$0
RRE (Goal)	25%	150%	175%	225%	109%	$0
RRE (Percentile)	25%	30%	60%	75%	55%	$228
						$228

The value on a unit basis is then multiplied by the number performance units owned by each NEO. The table below sets forth the amounts paid to each our NEOs in respect of these performance units.

Name	2013-2015 Performance Unit Payout (settled in cash)
Steven L. Mueller	$354,312
R. Craig Owen	$129,276
William J. Way	$205,200
Mark K. Boling	$140,676
Jeffrey B. Sherrick	$87,324

The cash payments for the 2013 – 2015 performance units paid described above are included in the amounts reported as 2015 total compensation in column (g) to the Summary Compensation Table, as discussed in footnote 6 to the Summary Compensation Table. The grant date fair value of the 2016 – 2018 performance units (granted in December 2015) are reported in column (e) to the Summary Compensation Table, as discussed in footnote 4 to the Summary Compensation Table. See "Double-Counting of Long-Term Performance Units" above in the CD&A for a discussion of the effects of including both these awards in a single year of compensation on the Summary Compensation Table.

2015 V+ Awards

Messrs. Own and Sherrick were among the recipients of special V+ Awards approved by the Compensation Committee for certain employees who contributed significantly to the identification and acquisition of the assets the Company purchased in West Virginia and Pennsylvania and related long-term financing. Messrs. Owen and Sherrick received awards on February 26, 2015 totaling $750,000 and $1,500,000, respectively, the grant-date value of each award split evenly among cash, restricted stock and options. The stock options will vest in equal annual installments over a period of three years from the grant date, while the restricted shares will vest in equal annual installments over four years. The table below summarizes the V+ Awards.

Name	Cash	Restricted Stock	Options	Total Value
R. Craig Owen	$250,000	9,487	30,230	$750,000
Jeffrey B. Sherrick	$500,000	18,975	60,459	$1,500,000

The Committee considers the value of these strategic retention awards incremental to each executive's annual total compensation, and believes these awards provide value to shareholders by helping to ensure continued leadership and a focus on the implementation of the Company's strategic objectives.

Health, Welfare, Retirement and Other Benefits

We have competitive health, welfare and retirement programs for our eligible employees. Our NEOs generally are eligible for the benefit programs on the same basis as all other employees. Our health and welfare programs include medical, pharmacy, dental, life insurance and disability. We also offer a limited charitable gift matching program. The life insurance and disability programs provide higher benefit amounts for our NEOs due to their higher base salaries. Our executives have disability coverage that applies if they are unable to perform in their occupation. In addition, disability benefits for our officers are capped at $16,000 per month for long-term disability and 70% of base pay for short-term disability.

We offer retirement programs that are intended to supplement our employees' social security benefits and personal savings. The programs include:

- the Southwestern Energy Company 401(k) Savings Plan, or the 401(k) Plan
- a defined benefit plan, or the Pension Plan

- a supplemental retirement plan, or the SERP
- a non-qualified deferred compensation plan, or the Non-Qualified Retirement Plan

401(k)

The 401(k) Plan, which is available to all employees, including our NEOs, allows a participant to elect to contribute a percentage of his or her eligible compensation, generally salary and wages, to an investment trust. Employee contributions are matched by us 100% for the first 3% of the employee's eligible compensation and

50% for the next 3% and such matching contributions immediately vest. The 401(k) Plan provides a number of different investment options, including our common stock, for which a participant has sole discretion in determining the allocation of their and our contributions among the investment options.

Perquisites, Allowances and Other Benefits

The type and the value of perquisites for our NEOs are reviewed and approved by the Compensation Committee as part of its compensation decision-making. In 2015, the primary perquisites for our NEOs are the payment of a $7,380 annual car allowance, estate and financial planning expenses for each NEO up to $18,500 per year, an annual premium for an executive medical plan that covers all out-of-pocket expenses and an annual complete personal physical exam. We reimburse our NEOs for expenses incurred with respect to estate and financial planning because we believe the utilization of experts will reduce the amount of time our executives will have to devote to those matters while also maximizing the net value of the compensation we provide.

We permit our NEOs and members of executive management to use our corporate aircraft for business-associated personal use on limited occasions. This use typically consists of permitting family members to accompany the executive when traveling for business and is limited to situations where the presence of the family member will not conflict with the business purpose of the travel. Also, we may permit personal use of the aircraft in very limited situations where, absent such use, the executive's work obligations create a significant and inappropriate imposition on personal plans or obligations. The cost to us of this benefit, if used by a NEO, is reflected in "All Other Compensation" in the Summary Compensation Table.

Stock Ownership Guidelines

To support the commitment to significant stock ownership by NEOs, the Company's common stock ownership guidelines are as follows:

- CEO – six times base salary
- Executive vice presidents – three times base salary
- Senior vice presidents – two times base salary

The guidelines must be satisfied within three years after the date of hire, and during such period, an executive officer must hold at least one-half of the shares of the Company's common stock received through equity-based awards (net of taxes) from the Company until the officer meets his or her ownership requirement.

As of December 31, 2015, our NEOs held stock in excess of the levels required in the guidelines. Mr. Way, who was appointed CEO in January 2016, has met the required ownership level by continuing to hold at least one-half of the shares of the Company's common stock he has received through equity-based awards from the Company. Our executives have historically maintained share ownership levels well above our guidelines.

For additional detail on the stock owned by our named executive officers, please refer to the Share Ownership of Officers, Directors and Nominees table on page 35.

Anti-Hedging and Anti-Pledging Policies

All directors and employees, including the NEOs, their spouses and members of their household, are prohibited from hedging the economic risk of ownership of our stock. Specifically, the prohibitions relate to short selling and buying or selling puts, calls or options and engaging in transactions involving our securities when in possession of material, non-public information or during certain designated "black-out" periods.

All directors and officers with the title of Vice President or above, including their spouses and members of their households, are prohibited from pledging shares of our common stock. This policy has been effective since March 2013. As of March 31, 2016, there are no existing pledging arrangements by any of our senior officers or directors.

Policy for Recovery of Compensation (Clawback Policy)

The Company requires NEOs and senior vice presidents or above to reimburse any incentive awards if, based on financial results that became subject of a material restatement, other than due to changes in accounting policy, or due to fraud, negligence, or intentional misconduct by such officer. In addition, bonuses, incentives or performance-based pay are subject to reimbursement, and the Board may cancel restricted stock awards and outstanding stock options and seek reimbursement of any gains realized on the exercise of stock options attributable to such awards.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the amount that a public company may deduct from compensation paid to the company's CEO or any other named executive officer other than the Chief Financial Officer. This limitation does not apply to compensation that meets the performance-based requirement (including, among other requirements, that the compensation be paid only if the performance meets pre-established objective goals based on performance criteria approved by shareholders). Our executive compensation program strongly emphasizes performance-based compensation, thus minimizing the consequences of this limitation. However, the Committee retains full discretion to award compensation packages that will best attract, retain, and reward executive officers. Historically, we have, and may in the future continue to, award compensation that is not fully deductible under Section 162(m) if the Committee believes it will contribute to the achievement of our business objectives.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2015, 2014 and 2013 fiscal years.

Summary Compensation Table – 2015 (1)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (6)	Change in Pension Value and Deferred Compensation Earnings ($) (7)	All Other Compensation ($) (8)	Total ($)
Steven L. Mueller (2) Chief Executive Officer and Chairman	2015	935,000	—	3,474,625	1,079,021	989,312	78,535	90,893	6,647,386
	2014	900,000	1,284,480	4,485,679	1,336,474	3,273,682	70,150	103,416	11,453,881
	2013	850,000	375,123	4,043,544	1,205,654	3,827,859	63,307	86,158	10,451,645
R. Craig Owen Senior Vice President and Chief Financial Officer	2015	460,000	365,264 (5)	1,524,032 (5)	645,659	389,012	36,686	52,349	3,473,002
	2014	435,000	211,248	1,606,358	478,951	543,907	32,247	44,561	3,352,272
	2013	395,000	121,895	1,609,669	479,900	612,360	28,103	52,032	3,298,959
William J. Way (2) President and Chief Operating Officer	2015	675,000	172,724	2,026,852	629,429	632,476	49,126	59,922	4,245,529
	2014	650,000	557,165	2,616,646	1,104,150	1,806,202	43,515	55,175	6,832,853
	2013	620,000	210,255	2,495,001	743,859	944,185	39,311	79,277	5,131,888
Mark K. Boling Executive Vice President and President V+ Development Solutions	2015	520,000	134,909	1,274,049	395,657	445,767	54,214	46,060	2,870,656
	2014	500,000	204,750	1,646,769	815,427	999,111	48,923	65,871	4,280,851
	2013	465,000	151,828	1,689,972	503,908	1,221,495	44,141	36,256	4,112,600
Jeffrey B. Sherrick Executive Vice President, Southwestern Energy Company	2015	520,000	634,909 (5)	1,649,063 (5)	895,653 (5)	392,415	41,293	47,198	4,180,531
	2014	500,000	229,410	1,971,782	990,426	674,914	35,167	43,544	4,445,243
	2013	390,000	103,528	1,288,050	383,999	714,579	28,485	34,186	2,942,827

(1) For a discussion of the performance unit awards presented in this Summary Compensation Table, see "Double-Counting of Long-Term Performance Units" in the Compensation Discussion and Analysis on page 47.

(2) As of January 6, 2016, Mr. Mueller resigned from his position of CEO, and the Board of Directors promoted Mr. Way as the new CEO. Mr. Way's annual salary for 2016 was increased to $800,000.

(3) The amounts stated in this column constitute the discretionary portion of the annual incentive cash awards made to each Named Executive Officer under the annual incentive bonus program based on the Compensation Committee's evaluation of each NEO's performance. The portion of each bonus based upon non-discretionary performance criteria is included under the column heading "Non-Equity Incentive Plan Compensation." Additional details about the annual incentive awards are provided under the heading "Compensation Discussion and Analysis — Analysis of 2015 Pay Decisions-Annual Bonus."

(4) The amounts relate to restricted stock, options and performance units awarded to each Named Executive Officer in 2015 pursuant to the 2013 Plan, as described in more detail under the heading "Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table" on page 59. Pursuant to SEC rules, amounts in these columns reflect awards that have a grant date occurring in 2015. However, under the Company's executive compensation program, these awards are intended to be part of the 2016 compensation package provided to our NEOs.

The dollar value stated for the restricted stock and performance units in column (e) and options in column (f) reflects the number of shares/units granted in 2015 multiplied by the grant date fair market value, computed in accordance with FASB ASC Topic 718. The assumptions and data utilized in the calculation of these amounts for 2015 awards are set forth below:

Restricted Stock: The grant date fair value for the restricted stock granted on February 26, 2015 and December 4, 2015 represents the closing price of the Company's stock on the NYSE of $26.35 and $7.74 per share, respectively.

Options: The grant date fair value of each option is estimated using the Black-Scholes option pricing model. The assumptions listed below were used to calculate the total grant date fair value listed in column (f):

Grant Date	Risk Free Rate	Dividend Yield	Expected Life	Volatility	Black-Scholes Value
February 26, 2015 (Messrs. Owen and Sherrick)	1.54%	–	5.01	32.74%	$8.27
December 4, 2015 (All NEOs)	1.71%	–	4.95	36.04%	$2.64

Performance Units: The performance units include a market condition based on Relative Total Shareholder Return (TSR). The fair value of the TSR market condition of the performance units is based on a Monte Carlo model and is amortized to compensation expense on a straight-line basis over the vesting period of the award. Calculated using the valuation detailed above and the closing price of the Company's common stock at the grant date, the grant date fair value per performance unit was determined to be $8.5922. The grant date fair value for the performance units in column (e) reflects the value assuming target level performance (or 100%). The table below provides the estimated value of the 2016 – 2018 performance units at the threshold, target and maximum levels based on the FASB ASC Topic 718 value of $8.5922 per unit:

Name	Value at Threshold (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum (200%)
Steve Mueller	$1,197,796	$2,395,591	$4,791,183
R. Craig Owen	$439,190	$878,381	$1,756,761
William J. Way	$698,718	$1,397,435	$2,794,871
Mark K. Boling	$439,190	$878,381	$1,756,761
Jeffrey B. Sherrick	$439,190	$878,381	$1,756,761

Additional information regarding restricted stock, performance units and option awards made for 2015 can be found below in the table entitled "Grants of Plan-Based Awards." A portion of Messrs. Mueller's and Way's performance units granted in December 2015 are contingent on shareholder approval of our amended 2013 Incentive Plan. See "Proposal No. 3 — 2013 Plan Overview."

(5) The amounts stated in columns (d), (e) and (f) include special one-time cash and equity awards on February 26, 2015 to Messrs. Owen and Sherrick as described in more detail under the heading "Compensation Discussion and Analysis – Analysis of 2015 Pay Decisions – 2015 V+ Awards."

(6) The amounts stated in this column represent (a) the portion of the annual incentive bonus based upon performance measures as discussed above and (b) the total payout earned for the three-year period ended in 2015 on the performance units awarded to each NEO in December 2012 pursuant to the Southwestern Energy Company 2002 Performance Unit Plan, as amended. The performance units are described in more detail under the heading "Compensation Discussion and Analysis — Analysis of Pay Decision for 2015 — 2013-2015 Performance Unit Award Payment."

(7) The amounts stated in this column represent the aggregate increase in actuarial value for each NEO for the period from December 31, 2014 through December 31, 2015 under both the Pension Plan and the SERP. As discussed in the "Pension Benefits" table below, executives do not earn or accrue above-market or preferential earnings on their accounts under the Non-Qualified Retirement Plan. The Pension Plan, the SERP and the Non-Qualified Retirement Plan are described in more detail below.

(8) The amounts stated in this column include Company matching funds for the 401(k) and Non-Qualified Retirement Plans, life insurance premiums, car allowance, financial and estate planning reimbursements, matching charitable contributions by the Company, premiums paid for supplemental medical insurance and annual physicals, and personal use of corporate aircraft.

All Other Compensation – 2015

Name	401(k) and Nonqualified Matching ($)	Life Insurance ($)	Car Allowance ($)	Financial and Estate Planning ($)	Charitable Match ($)	Supplemental Medical Insurance and Annual Physical ($)	Personal and Spousal Travel ($)	Total ($)
Steven L. Mueller	43,633	2,970	7,380	13,669	–	7,524	15,717	90,893
R. Craig Owen	21,453	1,822	7,380	10,000	450	11,244	–	52,349
William J. Way	31,500	2,673	7,380	–	7,125	11,244	–	59,922
Mark K. Boling	24,265	2,059	7,380	–	–	11,244	1,112	46,060
Jeffrey B. Sherrick	24,265	2,059	7,380	1,970	4,000	7,524	–	47,198

Grants of Plan-Based Awards

This table reflects our annual cash incentive awards for 2016 and long-term incentive awards issued in 2015.

Grants of Plan-Based Awards – 2015

(a) Name	(b) Grant Date (1)	(c) Threshold ($)	(d) Target ($)	(e) Maximum ($)	Units (#)	(f) Threshold (#)	(g) Target (#)	(h) Maximum (#)	(i) All Other Stock Awards: Number of Shares of Stock or Units (#)	(j) All Other Option Awards: Number of Securities Underlying Options (#)	(k) Exercise or Base Price of Option Awards ($/sh) (2)	(l) Grant Date Fair Value of Stock and Option Awards ($) (3)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				*Estimated Future Payouts Under Equity Incentive Plan Awards*					
Steven L. Mueller	12/4/15 (4)	–	–	–	–	139,405	278,810	557,620	–	–	–	2,395,591
	12/4/15 (5)	–	–	–	–	–	–	–	139,410	–	–	1,079,033
	12/4/15 (6)	–	–	–	–	–	–	–	–	408,720	7.74	1,079,021
	– (7)	1,262,250	1,262,250	1,893,375	–	–	–	–	–	–	–	–
R. Craig Owen	12/4/15 (4)	–	–	–	–	51,115	102,230	204,460	–	–	–	878,381
	12/4/15 (5)	–	–	–	–	–	–	–	51,120	–	–	395,669
	12/4/15 (6)	–	–	–	–	–	–	–	–	149,870	7.74	395,657
	– (7)	517,500	517,500	776,250	–	–	–	–	–	–	–	–
	2/26/15 (5)	–	–	–	–	–	–	–	9,487	–	–	249,982
	2/26/15 (6)	–	–	–	–	–	–	–	–	30,230	26.35	250,002
William J. Way	12/4/15 (4)	–	–	–	–	81,320	162,640	325,280	–	–	–	1,397,435
	12/4/15 (5)	–	–	–	–	–	–	–	81,320	–	–	629,417
	12/4/15 (6)	–	–	–	–	–	–	–	–	238,420	7.74	629,429
	– (7)	1,008,000	1,008,000	1,512,000	–	–	–	–	–	–	–	–
Mark K. Boling	12/4/15 (4)	–	–	–	–	51,115	102,230	204,460	–	–	–	878,381
	12/4/15 (5)	–	–	–	–	–	–	–	51,120	–	–	395,669
	12/4/15 (6)	–	–	–	–	–	–	–	–	149,870	7.74	395,657
	– (7)	608,400	608,400	912,600	–	–	–	–	–	–	–	–
Jeffrey B. Sherrick	12/4/15 (4)	–	–	–	–	51,115	102,230	204,460	–	–	–	878,381
	12/4/15 (5)	–	–	–	–	–	–	–	51,120	–	–	395,669
	12/4/15 (6)	–	–	–	–	–	–	–	–	149,870	7.74	395,657
	– (7)	608,400	608,400	912,600	–	–	–	–	–	–	–	–
	2/26/15 (5)	–	–	–	–	–	–	–	18,975	–	–	499,991
	2/26/15 (6)	–	–	–	–	–	–	–	–	60,459	26.35	499,996

(1) As discussed in more detail below under "Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table," on December 4, 2015, the Compensation Committee granted each NEO long-term incentives that were split among restricted stock, options and performance units. Messrs. Owen and Sherrick also received special one-time cash and equity incentive awards on February 26, 2015 as discussed in more detail under the heading "Compensation Discussion and Analysis – Analysis of 2015 Pay Decisions – 2015 V+ Awards." Additionally, the Compensation Committee granted each NEO near-term cash incentives through the annual incentive bonus program.

(2) All stock options granted in 2015 have an exercise price equal to the closing sale price of the Company's common stock on the date of grant, as reported on the NYSE.

(3) The dollar amounts stated for the restricted stock, options, and performance units reflect the grant date fair value of the award as computed in accordance with FASB ASC Topic 718. The assumptions utilized in the calculation of these amounts are described under Footnote 4 of the "Summary Compensation Table."

(4) The performance units were issued under the 2013 Plan. Each performance unit has a threshold (50%), target (100%), and maximum (200%) payout amount based on the attainment of certain performance objectives. The performance units awarded in 2015 will vest ratably over a period of three years from the date of grant, and payout occurs in stock at the end of the three-year period.

(5) The amounts reflect the number of shares of restricted stock granted to each NEO under the 2013 Plan. The shares of restricted stock vest ratably over a period of four years from the date of grant, or immediately upon death, disability, normal retirement or a "change in control."

(6) The stock options were granted under the 2013 Plan. All options vest and become exercisable ratably over three years beginning one year from the date of grant or immediately upon death, disability, normal retirement or a "change in control." Options expire seven years from the date of grant, but may expire earlier upon termination of employment.

(7) Pursuant to the annual incentive bonus program, the Compensation Committee determined the annual target bonus level for each NEO for the 2016 fiscal year on December 4, 2015. The incentive bonus awards are paid annually based on the attainment of corporate organization performance measures and the individual performance of the NEO, and are calculated as a percentage amount of each NEO's annual salary. Amounts shown in columns (c), (d) and (e) include both the corporate organization performance component and the individual performance component of the NEO's annual incentive award. The incentive bonus awards are discussed in further detail under the heading "Compensation Discussion and Analysis —Analysis of 2015 Pay Decisions – Annual Bonus."

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Pursuant to SEC rules, the dollar value of LTI awards reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table above correspond to LTI awards made in December 2015, which under our LTI program reflects awards made as part of the 2016 compensation package for our named executive officers.

In December 2015, named executive officers were issued LTI awards for 2016 consisting of stock options, shares of restricted stock, and performance units payable in stock under the Southwestern Energy Company 2013 Incentive Plan. The total value of each NEO's LTI award was divided as set out in the table below. Stock options vest over a period of three years from the grant date, while shares of restricted stock vest over a four-year period from the date of grant. Performance units are settled based on Company performance measured over a three-year period. This discussion excludes any one-time, special awards.

2016 LTI award types and mix (granted in December 2015)

Award type	Weight	Terms
Stock options	25%	Ratable vesting over three years
Restricted stock	25%	Ratable vesting over four years
Performance Units	50%	Ratable vesting over three years, settled in common stock (subject to 2013 Incentive Plan limits) following end of three-year performance period

The following table breaks out the grant date fair value of each type of long-term incentive awards granted to our named executive officers in December 2015 as reported in the Summary Compensation Table above.

Value of 2016 LTI awards (granted in December 2015) (1)

Name	Options	Restricted Stock	Performance Units	Total
Steven L. Mueller	$ 1,079,021	$ 1,079,033	$ 2,395,591	$ 4,553,645
R. Craig Owen	$ 395,657	$ 395,669	$ 878,381	$ 1,669,707
William J. Way	$ 629,429	$ 629,417	$ 1,397,435	$ 2,656,281
Mark K. Boling	$ 395,657	$ 395,669	$ 878,381	$ 1,669,707
Jeffrey B. Sherrick	$ 395,657	$ 395,669	$ 878,381	$ 1,669,707

(1) The methods used to value the 2016 long-term incentive awards are set out under Footnote 4 of the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The table reflects stock option, restricted stock and performance unit awards granted to our NEOs under our 2004 and 2013 incentive plans that were outstanding as of December 31, 2015.

Outstanding Equity Awards at 2015 Year-End

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(16)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(16)
Steven L. Mueller	60,320	–	–	40.73	12/10/16	–	–	–	–
	74,590	–	–	36.22	12/9/17	–	–	–	–
	78,890	–	–	36.87	12/8/18	–	–	–	–
	89,020	–	–	34.50	12/6/19	10,980 (2)	78,068	–	–
	61,266	30,634 (3)	–	38.97	12/5/20	16,870 (4)	119,946	67,470 (5)	479,712
	46,600	93,200 (6)	–	30.59	12/4/21	33,300 (7)	236,763	44,400 (8)	315,684
	–	408,720 (9)	–	7.74	12/4/22	139,410 (10)	991,205	139,405 (11)	991,170
R. Craig Owen	4,520	–	–	40.73	12/10/16	–	–	–	–
	2,600	–	–	36.22	12/9/17	–	–	–	–
	5,090	–	–	36.87	12/8/18	–	–	–	–
	32,450	–	–	34.50	12/6/19	4,003 (2)	28,461	–	–
	24,386	12,194 (3)	–	38.97	12/5/20	6,715 (4)	47,744	26,860 (5)	190,975
	16,700	33,400 (6)	–	30.59	12/4/21	11,925 (7)	84,787	15,900 (8)	113,049
	–	30,230 (12)	–	26.35	2/26/22	9,487 (13)	67,453	–	–
	–	149,870 (9)	–	7.74	12/4/22	51,120 (10)	363,463	51,115 (11)	363,428
William J. Way	95,983	–	–	33.33	10/3/18	–	–	–	–
	42,290	–	–	36.87	12/8/18	–	–	–	–
	51,550	–	–	34.50	12/6/19	6,358 (2)	45,205	–	–
	37,800	18,900 (3)	–	38.97	12/5/20	10,410 (4)	74,015	41,630 (5)	295,989
	7,165	14,330 (14)	–	46.55	5/6/21	–	–	–	–
	27,166	54,334 (6)	–	30.59	12/4/21	19,425 (7)	138,112	25,900 (8)	184,149
	–	238,420 (9)	–	7.74	12/4/22	81,320 (10)	578,185	81,320 (11)	578,185
Mark K. Boling	15,080	–	–	40.73	12/10/16	–	–	–	–
	19,080	–	–	36.22	12/9/17	–	–	–	–
	19,880	–	–	36.87	12/8/18	–	–	–	–
	35,320	–	–	34.50	12/6/19	4,355 (2)	30,964	–	–
	25,606	12,804 (3)	–	38.97	12/5/20	7,050 (4)	50,126	28,200 (5)	200,502
	7,165	14,330 (14)	–	46.55	5/6/21	–	–	–	–
	17,100	34,200 (6)	–	30.59	12/4/21	12,225 (7)	86,920	16,300 (8)	115,893
	–	149,870 (9)	–	7.74	12/4/22	51,120 (10)	363,463	51,115 (11)	363,428

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(16)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(16)
Jeffrey B. Sherrick	9,050	–	–	40.73	12/10/16	–	–	–	–
	10,060	–	–	36.22	12/9/17	–	–	–	–
	9,140	–	–	36.87	12/8/18		–	–	–
	21,950	–	–	34.50	12/6/19	2,708 (2)	19,254	–	–
	19,513	9,757 (3)	–	38.97	12/5/20	5,375 (4)	38,216	21,490 (5)	152,794
	11,023	22,046 (14)	–	46.55	5/6/21	5,237 (15)	37,235	–	–
	17,100	34,200 (6)	–	30.59	12/4/21	12,225 (7)	86,920	16,300 (8)	115,893
	–	60,459 (12)	–	26.35	2/26/22	18,975 (13)	134,912	–	–
	–	149,870 (9)	–	7.74	12/4/22	51,120 (10)	363,463	51,115 (11)	363,428

(1) The market value of the unvested shares of restricted stock was calculated using the NYSE closing stock price on December 31, 2015 of $7.11 per share.

(2) Restricted stock granted on December 6, 2012 under the 2004 Plan vests at the rate of 25% per year, with a remaining vest date of December 6, 2016, or immediately upon death, disability, normal retirement or a "change in control."

(3) Stock options granted on December 5, 2013 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with a remaining vesting date of December 5, 2016, or immediately upon death, disability, normal retirement or a "change in control."

(4) Restricted stock granted on December 5, 2013 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of December 5, 2016 and December 5, 2017, or immediately upon death, disability, normal retirement or a "change in control."

(5) Performance units granted on December 5, 2013 under the 2013 Plan vest at the rate of 33 1/3% per year, with vesting date December 5, 2016, and total payout determined at the end of the three-year performance period.

(6) Stock options granted on December 4, 2014 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with remaining vesting dates of December 4, 2016 and December 4, 2017, or immediately upon death, disability, normal retirement or a "change in control."

(7) Restricted stock granted on December 4, 2014 under the 2013 Plan vests at the rate of 25% per year, with remaining vesting dates of December 4, 2016, December 4, 2017, and December 4, 2018, or immediately upon death, disability, normal retirement or a "change in control."

(8) Performance units granted on December 4, 2014 under the 2013 Plan vest at the rate of 33 1/3% per year, with vesting dates of December 4, 2016 and December 4, 2017, and total payout determined at the end of the three-year performance period.

(9) Stock options granted on December 4, 2015 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with vesting dates of December 4, 2016, December 4, 2017, and December 4, 2018, or immediately upon death, disability, normal retirement or a "change in control."

(10) Restricted stock granted on December 4, 2015 under the 2013 Plan vests at the rate of 25% per year, with vesting dates of December 4, 2016, December 4, 2017, December 4, 2018, and December 4, 2019, or immediately upon death, disability, normal retirement or a "change in control."

(11) Performance units granted on December 4, 2015 under the 2013 Plan vest at the rate of 33 1/3% per year, with vesting dates of December 4, 2016, December 4, 2017, and December 4, 2018, and total payout determined at the end of the three-year performance period.

(12) Stock options granted on February 26, 2015 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with vesting dates of February 26, 2016, February 26, 2017 and February 26, 2018, or immediately upon death, disability, normal retirement or a "change in control."

(13) Restricted stock granted on February 26, 2015 under the 2013 Plan vests at the rate of 25% per year, with vesting dates of February 26, 2016, February 26, 2017, February 26, 2018, and February 26, 2019, or immediately upon death, disability, normal retirement or a "change in control."

(14) Stock Options granted May 6, 2014 under the 2013 Plan vest and become exercisable at the rate of 33 1/3% per year, with vesting dates of May 6, 2016 and May 6, 2017, or immediately upon death, disability, normal retirement or a "change in control."

(15) Restricted stock granted May 6, 2014 under the 2013 Plan vests at the rate of 25% per year, with vesting dates of May 6, 2016, May 6, 2017 and May 6, 2018, or immediately upon death, disability, normal retirement or a "change in control."

(16) The number of performance units granted in 2013 that would have been earned based on actual results for the period commencing on the first day of the applicable performance period and ending on December 31, 2015 (rather than the end of the actual performance period) was above the threshold level but below target level of performance. Consequently, amounts shown are based on achievement of target performance under the performance unit awards. The number of performance units granted in 2014 and 2015 that would have been earned based on actual results for the period commencing on the first day of the applicable performance period and ending on December 31, 2015 (rather than the end of the actual performance period) was below threshold level of performance. Consequently, amounts shown are based on achievement of threshold performance under the performance unit awards. The market value of such performance units shown in column (i) was calculated using the NYSE closing stock price on December 31, 2015 of $7.11 per share.

Option Exercises and Stock Vested

The table below contains information for the fiscal year ended December 31, 2015 concerning options exercised and the vesting of previously granted shares of restricted stock for the NEOs. The value of the restricted stock upon vesting is based on the closing price of our stock on the date of vesting.

Option Exercises and Stock Vested - 2015

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Steven L. Mueller	–	–	40,308	304,541
R. Craig Owen	–	–	11,758	90,685
William J. Way	–	–	42,306	419,885
Mark K. Boling	–	–	14,423	109,758
Jeffrey B. Sherrick	–	–	12,350	130,150

(1) Reflects the difference between the market value of the shares at the exercise date and the option exercise price multiplied by the number of shares acquired on exercise, regardless of whether the shares were held.

(2) Reflects the aggregate dollar value realized upon vesting of restricted stock based upon the closing price of the stock on the vesting date. In the event that the vesting date occurred on a weekend day or holiday, the value realized was determined by the closing price of the stock on the prior business day closing.

Pension Benefits

All employees, including NEOs, are generally eligible to participate on the same basis in the Pension Plan. The purpose of the Pension Plan is to provide participants with benefits when they separate from employment through termination, retirement, death or disability. The Internal Revenue Code, or the Code, limits both the amount of compensation that may be used for purposes of calculating a participant's benefit under our Pension Plan and the maximum annual benefit payable to a participant under the Pension Plan. For the 2015 plan year, (i) a participant's compensation in excess of $265,000 is disregarded for purposes of determining average compensation and (ii) the maximum annual Pension Plan benefit permitted under the Code was $210,000. Until December 31, 1997, our Pension Plan had benefits payable based upon average final compensation and years of service. Effective January 1, 1998, we amended our Pension Plan to become a "cash balance" plan on a prospective basis. A cash balance plan provides benefits based upon a fixed percentage of an employee's annual compensation. Eligible officers and employees who were participants in the Pension Plan as of January 1, 1998 are entitled to annual benefits payable upon retirement based upon years of service through December 31, 1997 and average compensation during the five years of highest pay in the last ten years of service before termination.

Under the cash balance provisions of our Pension Plan, each participant has, for recordkeeping purposes only, a hypothetical account to which credits are allocated annually based upon a percentage of the participant's base salary. The applicable percentage is equal to 6% plus an additional percentage for participants in the Pension Plan as of January 1, 1998. The additional percentage is based upon a participant's age and is designed to approximate any lost benefits due to the change to a cash balance plan. All employee balances in the cash balance account also earn a fixed rate of interest that is credited annually. The interest rate for a particular year is the annual rate of interest of the 30-year U.S. Treasury securities for November of the prior year with a minimum of 6%. Interest is credited as long as the participant maintains a balance in the Pension Plan.

The SERP allows certain highly-compensated employees to continue to earn pension benefits for retirement once they reach the limits imposed by the Internal Revenue Service. Executives do not earn or accrue above-market or preferential earnings on their SERP accounts. The SERP provides benefits equal to the amount that would be payable under the Pension Plan in the absence of certain limitations of the Code, less the amount actually paid under the Pension Plan. In the event of a "change in control" as defined below under "Severance and Other

Change in Control Benefits," the benefits of a NEO under the SERP would be determined as if the participant had credit for three additional years of service. The credit of three additional years of service is designed to ensure that the pension benefits in the event of a change in control are consistent with the other change-in-control arrangements between us and the NEOs.

Employees are required to complete at least 1,000 hours of service per year and are vested in the Pension Plan and SERP after three years. At retirement or termination of employment, the present value accumulated benefit credited to a participant is payable to the participant in the form of a lump sum or in lifetime monthly payments.

Pension Benefits - 2015

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Steven L. Mueller (2)	Southwestern Energy Company Pension Plan	8	147,325	–
	Southwestern Energy Company Supplemental Retirement Plan	8	252,803	–
R. Craig Owen	Southwestern Energy Company Pension Plan	7	126,575	–
	Southwestern Energy Company Supplemental Retirement Plan	7	38,062	–
William J. Way	Southwestern Energy Company Pension Plan	4	67,492	–
	Southwestern Energy Company Supplemental Retirement Plan	4	93,689	–
Mark K. Boling (2)	Southwestern Energy Company Pension Plan	14	286,798	–
	Southwestern Energy Company Supplemental Retirement Plan	14	120,164	–
Jeffrey B. Sherrick (2)	Southwestern Energy Company Pension Plan	7	126,575	–
	Southwestern Energy Company Supplemental Retirement Plan	7	58,422	–

(1) The change in the actuarial present value of the NEOs accumulated benefit from the prior year is included in Column "h" of the "Summary Compensation Table" and calculated using a discount rate of 4.25% and the Society of Actuaries RP-2014 Mortality Tables Report for healthy males and females projected generationally using scale MP-2014.

(2) NEO is eligible for early retirement.

Non-Qualified Deferred Compensation

Our NEOs and other highly compensated employees are also eligible to participate in the Non-Qualified Retirement Plan, which allows any participant to defer income and receive a match on the same basis as the 401(k) Plan, subject to the same total cap as for all employees. In addition, participants can defer all or a portion of their annual incentive payments until termination of employment under the Non-Qualified Retirement Plan. Salary amounts that are deferred under the Non-Qualified Retirement Plan are not included under the Pension Plan or the SERP but a credit is given to the participant under the Non-Qualified Retirement Plan to address the loss in pension benefits. The Non-Qualified Retirement Plan is

not funded and participants are our general creditors. All amounts deferred in the Non-Qualified Retirement Plan increase or decrease based on the investment results of the executive's requested investment alternatives and executives do not earn or accrue above-market or preferential earnings on their accounts. Plan distributions after employment ends are paid out of our funds rather than from a dedicated investment portfolio.

The table below sets forth information regarding the contributions, earnings and withdrawals/distributions during 2015 and the balance at year-end 2015 under the Non-Qualified Retirement Plan for each of the NEOs.

Non-Qualified Deferred Compensation - 2015

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(2)
Steven L. Mueller	48,481	31,708	6,551	–	634,041
R. Craig Owen	38,785	9,528	512	–	197,195
William J. Way	28,000	19,575	(1,245)	–	189,662
Mark K. Boling	26,962	12,340	3,517	–	1,307,665
Jeffrey B. Sherrick	16,177	12,340	(564)	–	136,495

(1) Amount included in Column "i" of the "Summary Compensation Table."

(2) Represents the Non-Qualified Retirement Plan account balances at the end of 2015 for each of our NEOs. The total amounts previously reported as compensation for each NEO in the "Summary Compensation Table" in previous years are as follows:

Name	Aggregate Amounts Previously Reported
Steven L. Mueller	349,375
R. Craig Owen	92,576
William J. Way	124,280
Mark K. Boling	697,300
Jeffrey B. Sherrick	63,500

Severance and Other Change in Control Benefits

We do not have employment agreements with any of the named executive officers, but we have entered into a severance agreement with each that provides certain additional compensation if, within three years after a "change in control," his employment is involuntarily terminated other than for cause or if the executive voluntarily terminates employment for "good reason," as defined in the respective severance agreement.

The change-in-control severance payment for Messrs. Mueller, Boling and Way is equal to the product of 2.99 and the sum of base salary as of the executive's termination date plus the maximum bonus opportunity available to the executive under the annual incentive bonus program. The severance payment for Messrs. Owen and Sherrick is equal to the product of 2.0 and the sum of base salary as of the executive's termination date plus the maximum bonus opportunity available to the executive under the annual incentive bonus program. For our named executive officers who were employed with us prior to 2010, we agreed to make additional payments for any excise taxes imposed as a result of the change in control benefits. In addition, each executive will be entitled to continued participation in certain health and welfare benefits from the date of the termination of employment until the earliest of (a) the expiration of three years, (b) death or (c) the date he or she is afforded a comparable benefit at comparable cost by a subsequent employer. Also, each executive will be credited with three additional years of service for pension benefit purposes upon a "change in control" and will continue to have coverage under our Directors' and Officers' insurance policies for a period of up to four years.

Our long-term incentive plans and stock option agreements provide that all outstanding stock options and all rights become exercisable immediately upon a "change in control." The plans also provide that all performance units and shares of restricted stock that have not previously vested or been cancelled or forfeited shall vest immediately upon a "change in control." Our annual incentive bonus program provides that upon a participant's termination of employment under certain conditions on or after a "change in control" all determined but unpaid incentive awards shall be paid immediately and any undetermined awards shall be determined and paid based on projected performance factors calculated in accordance with the plan.

The table below sets forth the estimated current value of payments and benefits to each of our NEOs upon a change in control, involuntary or voluntary termination, involuntary termination following a change in control ("Change in Control Termination"), retirement, death and disability of our NEOs, assuming that the triggering events occurred on December 31, 2015. For all our NEOs, the amounts shown do not include: (i) benefits earned during the term of our NEO's employment that are available to all salaried employees, such as accrued vacation, and

(ii) benefits previously accrued under the SERP (without enhanced benefits due to termination), Nonqualified Retirement Plan and 401(k) Plan. For information on the accrued amounts payable under the SERP and under the Nonqualified Retirement Plan, see above under "Pension Benefits" and "Nonqualified Deferred Compensation" The actual amounts of payments and benefits that would be provided can only be determined at the time of a change in control and/or the NEO's separation from Southwestern Energy Company.

Name and Trigger	Severance or Multiple of Salary and Annual Incentive Bonus ($)(1)	Current Year Annual Incentive Bonus ($)	Valuation of Equity and Performance Awards Vesting Acceleration Assuming Cash- Out ($)(2)	Enhancement Value of Pension Benefits ($)(3)	Value of Health and Welfare Benefits Equivalent Payment ($)	280G Tax Gross-Up ($)(4)	Total Value ($)
Steven L. Mueller							
Change in Control -- No Termination	–	635,000	4,519,402	252,680	–	–	5,407,082
Change in Control -- Termination	10,488,363	–	4,519,402	252,680	65,922	5,443,187	20,769,554
Involuntary/Voluntary Termination	–	635,000	530,264	–	–	–	1,165,264
Normal Retirement, Death or Disability	–	635,000	4,519,402	–	–	–	5,154,402
R. Craig Owen							
Change in Control -- No Termination	–	259,736	1,304,918	82,800	–	–	1,647,454
Change in Control -- Termination	3,220,000	–	1,304,918	82,800	83,700	1,980,607	6,672,025
Involuntary/Voluntary Termination	–	259,736	202,682	–	–	–	462,418
Normal Retirement, Death or Disability	–	259,736	1,304,918	–	–	–	1,564,654
William J. Way							
Change in Control -- No Termination	–	427,276	2,656,173	121,500	–	–	3,204,949
Change in Control -- Termination	7,201,575	–	2,656,173	121,500	86,532	(5)	10,065,780
Involuntary/Voluntary Termination	–	427,276	320,092	–	–	–	747,368
Normal Retirement, Death or Disability	–	427,276	2,656,173	–	–	–	3,083,449
Mark K. Boling							
Change in Control -- No Termination	–	305,091	1,327,152	93,600	–	–	1,725,843
Change in Control -- Termination	5,262,660	–	1,327,152	93,600	83,712	2,393,918	9,161,042
Involuntary/Voluntary Termination	–	305,091	210,930	–	–	–	516,021
Normal Retirement, Death or Disability	–	305,091	1,327,152	–	–	–	1,632,243
Jeffrey B. Sherrick							
Change in Control -- No Termination	–	305,091	1,791,437	93,600	–	–	2,190,128
Change in Control -- Termination	3,744,000	–	1,791,437	93,600	63,006	2,143,594	7,835,637
Involuntary/Voluntary Termination	–	305,091	179,125	–	–	–	484,216
Normal Retirement, Death or Disability	–	305,091	1,791,437	–	–	–	2,096,528

(1) Upon termination following a change in control, each participant would be paid an annualized bonus based on target for any performance period that includes the date of the change in control and severance equal to 2.99 times (2.0 times for Mr. Owen and Mr. Sherrick) the annual base salary and maximum bonus opportunity.

(2) In the event of a change in control regardless of termination, the unvested portion of previously granted performance units will be accelerated and paid. In the event of involuntary termination, death, disability or retirement, the unvested performance units will be paid on a vested or pro rata basis pursuant to the overall level of achievement under the original terms and conditions of the grants at the time that payment is due and required to be made under the Plan. The value of the performance units for all scenarios in this column are calculated by assuming the target number of units awarded.

In the event of a change in control, change in control termination, normal retirement at age 65, death or disability all unvested outstanding stock options and restricted stock will become fully vested.

Stock options. The values represent the excess of the assumed value of the option shares or the change in control price, as applicable, for which vesting is accelerated over the exercise price for those option shares, using the $7.11 per share Company closing price on December 31, 2015.

Restricted Stock. In the event of a change in control, change in control termination, death, disability, or normal retirement at age 65, the amount shown includes the value of the restricted stock for which vesting would have been accelerated, based on a $7.11 per share Company closing price on December 31, 2015.

(3) Amounts show the enhancements, if any, provided for in the SERP for each NEO in connection with the various termination scenarios above the present value of SERP benefit upon retirement.

(4) The tax gross-up amount is an estimate of what would be reimbursed to the NEO (with the exception of Mr. Way) for the so-called "parachute" tax of Section 280G of the Internal Revenue Code. The provisions of Section 280G of the Internal Revenue Code are complex and the resulting tax is heavily fact-dependent. Proper tax planning may be available to reduce or eliminate the amounts owed in the event of a "change in control."

(5) Mr. Way's Severance Agreement does not provide for the payment of a tax gross-up.

Proposal No. 3 Approve Amended 2013 Incentive Plan

The Board of Directors is asking shareholders to approve the Southwestern Energy Company 2013 Incentive Plan (the "2013 Plan"), as amended by the First Amendment thereto (the "First Amendment"), including the material terms of performance goals that may apply to awards granted thereunder intended to qualify as performance-based compensation under Section 162(m) of the Code ("Section 162(m)"). The 2013 Plan, as amended by the First Amendment (as so amended, the "Amended 2013 Plan"), is described in more detail below.

If approved by our shareholders, the Amended 2013 Plan will become effective on the date of the annual meeting.

Shareholder Approval

Stockholder approval of the Amended 2013 Plan will constitute approval for purposes of (i) the stockholder approval requirements of the NYSE for stock-based plans, (ii) satisfying the shareholder approval requirement under Section 162(m), and (iii) satisfying the shareholder approval requirement under Section 422 of the Code so that the Compensation Committee has the discretion to grant incentive stock options, or ISOs.

If the Amended 2013 Plan is not approved by shareholders, the First Amendment will not become effective, and the 2013 Plan, without giving effect to the First Amendment, will remain in effect.

Continuation of Key Plan Provisions

Consistent with the 2013 Plan, the Amended 2013 Plan continues to incorporate key corporate governance practices:

- **Strict Change of Control Definition.** No change of control would be triggered by mere shareholder approval of a business combination or similar corporate transaction, but only upon consummation of such a transaction, and no change of control would be triggered unless the incumbent members of the Board fail to constitute at least a majority of the Board (excluding the election of any such individual whose nomination or election was approved by a majority of the then incumbent Board).
- **No Repricing without Shareholder Approval.** The price of any option may not be altered or repriced, whether through amendment, exchange, cancellation and replacement, or any other means, without shareholder approval.
- **No Discounted Awards.** Stock options and stock appreciation rights must be granted at not less than 100% of the fair market value on the date of grant.
- **162(m) Compliant Plan.** The structure of the Amended 2013 Plan enables the Compensation Committee, in its discretion, to grant awards that meet the requirements of "performance-based compensation" under Section 162(m).
- **Robust Forfeiture Provisions.** Forfeiture provisions enable the Compensation Committee to cancel awards and/or to require payback of any gains/awards which are tainted by misconduct of the participant.
- **No Liberal Share Counting.** Liberal share counting is not permitted.
- **Sensible Potential Stockholder Dilution.** The overall, maximum cumulative potential dilution to stockholders of current outstanding awards and the shares made available for grant under the Amended 2013 Plan is approximately 7.7% of common shares outstanding. Further, the annual rate at which we grant equity from existing plans has been reasonable (1.2% of common shares outstanding on a three-year average basis as of fiscal year-end 2015).
- **Independent Administration.** It is administered by a committee of independent directors.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE **"FOR"** THE AMENDED 2013 PLAN.



Proposed Amendments

If approved by shareholders, the First Amendment would modify the 2013 Plan as follows:

- *Increase the Share Reserve; Fungible Share Pool.* The First Amendment would increase the number of shares available for issuance under the 2013 Plan by 13,350,000 shares. As a result, the Amended 2013 Plan authorizes the issuance of an aggregate of 33,850,000 shares of common stock. As of March 23, 2016, awards covering a total of 12,779,132 shares were subject to outstanding awards under the 2013 Plan and 6,271,514 shares remained available for future grants of options under the 2013 Plan. Under the terms of the Amended 2013 Plan, the shares available for issuance may be used for all types of awards under a fungible pool formula. Pursuant to this fungible pool formula, the authorized share limit will be reduced by one share of common stock for every one share subject to an option or stock appreciation right, or SAR, outstanding under the Amended 2013 Plan and 2.3 shares of common stock for every one share subject to a "full-value award" under the Amended 2013 Plan. For purposes of the Amended 2013 Plan, a full-value award is any award that is settled in shares, other than a stock option or SAR.

- *Increase in Individual Award Limits.* The Amended 2013 Plan would provide that the maximum number of shares of our common stock underlying one or more Awards that may be granted to any single participant in any calendar year will not exceed 2,500,000 shares in the aggregate. The 2013 Plan currently provides for the following annual individual award limits: 600,000 shares for stock options and SARs, and 300,000 shares for awards other than stock options and SARs. The maximum amount payable to any single participant in any calendar year with respect to any cash-based award will remain unchanged at $10,000,000.

- *Non-Employee Director Award Limit (New).* The Amended 2013 Plan would provide that the grant date fair value (determined as of the grant date under financial accounting rules) of equity-based awards granted during any calendar year to a non-employee director for services as a non-employee director will not exceed $400,000. The 2013 Plan does not presently contain a separate limit on awards to non-employee directors.

- *Shareholder Approval Requirement Increases to Individual Award Limits.* The Amended 2013 Plan would provide that increases to the stock and cash individual award limits (the "Individual Award Limits") or to the non-employee director award limit described above would require shareholder approval.

- *Prohibition on Cancellation of Underwater Options or SARs for Cash.* The Amended 2013 Plan would expressly provide that, in addition to the existing repricing prohibitions in the 2013 Plan, the plan administrator may not cancel any option or SAR in exchange for cash when the exercise price per share of the option or SAR exceeds the fair market value of the underlying shares.

2013 Plan Overview

The 2013 Plan was approved by shareholders at our 2013 Annual Meeting. Of the 20,500,000 shares initially reserved for issuance under the 2013 Plan (without giving effect to the First Amendment), the maximum number of shares of common stock that may be issued in connection with awards of stock options (including ISOs) or stock appreciation rights may not exceed 10,250,000 shares and the maximum number of shares of common stock that may be issued in connection with other awards may not exceed 10,250,000 shares. The 2013 Plan has not been amended since its initial approval by shareholders. For the last three years, we have made annual short- and long-term incentive awards to our officers, directors and other employees under the 2013 Plan.

On December 4, 2015, we granted 5,714,940 shares of restricted stock and restricted units, 1,386,170 performance units and 2,177,280 stock options to over 1,421 employees and our non-employee directors. These grants were designed to compensate our employees and non-employee directors in a manner that is consistent with our competitors, for whom equity grants are customary and widespread practice, and to align the employees' interests with our those of our shareholders.

The 2013 Plan, without giving effect to the First Amendment, includes limits on the number of shares that may be issued pursuant to options or SARs and the number of shares that may be issued pursuant to other awards, in each case, that are granted to any individual in a given year. The drop in our stock price resulted in performance unit awards granted on December 3, 2015 to each of Mr. Mueller and Mr. Way that would otherwise be in excess of the individual limits contained in the 2013 Plan, and, consequently, are conditioned on shareholder approval of the Amended 2013 Plan, as awards to them if paid in stock could exceed current limits. Specifically, these awards provide that to the extent that the award exceeds the applicable individual award limit(s) set forth in the 2013 Plan (the "Contingent Award"), the Contingent Award will be subject to approval by the Company's stockholders of an amendment to the 2013 Plan increasing the individual award limits, in the 2013 Plan. The awards further provide that neither the Contingent Award nor the performance units attributable thereto will be paid to any extent prior to the time when the applicable plan amendment is approved by the shareholders, and if such approval is not obtained at the next annual meeting of the Company's stockholders following the grant date of the award (or by December 4, 2016, if earlier), the Contingent Award and the performance units attributable thereto will automatically be cancelled and become null and void. When combined with the other stock awards granted to Messrs. Mueller and Way in 2015, the amount of the Contingent Award granted to Mr. Mueller represents 278,810 performance units at target performance and 557,620 performance units at maximum performance, and the amount of the Contingent Award granted to Mr. Way represents 325,280 performance units at maximum performance. At target performance, no portion of Mr. Way's performance unit award is a Contingent Award. In the event that the Amended 2013 Plan is approved by shareholders, the Contingent Awards will not be cancelled, and will remain in effect in accordance with their terms.

As of March 23, 2016, a total of approximately 6,271,514 stock options or SARs and no stock-based awards remained available for issuance under the 2013 Plan. With respect to our performance unit awards, although the number of shares required for each performance unit grant varies based on a number of factors, including our share price at the time of the grant and the size of individual grants awarded, we do not believe that we have sufficient common shares available under the 2013 Plan for restricted stock and performance unit award grants beyond the 2015 grants described above. As discussed in more detail below, there are certain scenarios where a portion of the performance awards granted in December 2015 would be required to be settled in cash rather than common stock without shareholder approval of the Amended 2013 Plan. We believe that making additional shares available for award grants in future years is necessary to provide incentive opportunities to our officers, directors and employees and to align their interests with the interests of our shareholders.

The following table provides certain additional information regarding our outstanding and available equity under the 2013 Plan:

	As of March 23, 2016
Total Stock Options Outstanding	3,884,984
Total Restricted Stock Awards Outstanding	6,614,928
Total Performance Units Outstanding (assuming Target performance)	2,279,220
Total Common Stock Outstanding	389,657,596
Weighted-Average Exercise Price of Stock Options Outstanding	$ 18.10
Weighted-Average Remaining Duration of Stock Options Outstanding	6.18 years
Total Stock Options/SARs Available for Grant under the 2013 Plan	6,271,514
Total Awards Other Than Options/SARs Available for Grant under the 2013 Plan	–

Why You Should Approve the Amended 2013 Plan

We believe that a significant portion of an executive's compensation should be directly linked to our performance and the creation of shareowner value. Consistent with this philosophy, a majority of the total direct compensation for executives is in the form of long-term incentive awards, which consist of three vehicles: stock options, restricted stock and performance units. We believe this mix appropriately motivates long-term performance and rewards for both absolute gains in share price, and relative performance on total shareowner return. In 2015, the Compensation Committee planned a targeted mix of 84.7% to 88.8% of total direct compensation for the named executive officers based on pay for performance,

with 64.8% to 72.0% of their compensation in the form of long-term incentives directly linked to the creation of shareholder value. However, our actual mix differed from the targeted mix as a result of reduced payouts for 2015 under our annual incentive plan. The Amended 2013 Plan will allow us to maintain our focus on providing performance-based pay for our employees and continue the strong alignment of our compensation program with long-term shareowner value.

We believe that shareholders should consider the following in determining whether to approve the Amended 2013 Plan:

The Plan Has Provisions Designed to Protect Shareholders

The Amended 2013 Plan has a number of features that are designed to protect shareholders. Please see "Key Plan Provisions" above for a discussion of these protections.

Dilution

With approval of this proposal, the overall dilution of the Amended 2013 Plan would be approximately 7.7% of our fully diluted shares outstanding.

With approval of this proposal and taking into account the current number of shares remaining available for grant under our the Amended 2013 Plan, we anticipate that we will have enough shares for our annual equity grants to maintain a competitive equity program through 2017.

Attracting and Retaining Talent

Approximately 75% of our annual equity grants go to employees other than the named executive officers because we believe that equity compensation is an essential part of our total compensation package to help us attract and retain talent. Consistent with our pay for performance philosophy, we have historically used equity as the primary vehicle to provide long-term incentive compensation. Consequently, employees hold a significant number of options and restricted stock awards. As a result of the downturn in our stock price, a significant portion of

options issued to employees are under water and the market value of previously issued full value stock awards has significantly declined, which limits the retentive value provided by our equity compensation. We believe that approval of the Amended 2013 Plan is critical to retaining and further incentivizing our employees and to attracting future key employees. We believe it is important for these employees to have long term incentives and to be aligned with shareowner interests.

Avoiding Changes in Compensation Program

Equity compensation is an essential component of our compensation program. With the economic downturn, we have experienced a significant decrease in our stock price. At lower stock prices, more shares are needed to maintain the value of annual equity grants than at higher stock prices. At current stock prices, it is anticipated

that there will not be enough shares under the 2013 Plan for future restricted stock or performance unit awards. We issued performance awards in December 2015, as permitted by the 2013 Plan, that may be settled in cash, in the event that there are insufficient shares of common stock reserved under the 2013 Plan. If the proposal is not approved, to maintain a competitive compensation program, we will need to provide our employees with additional cash compensation or other vehicles that may not necessarily align management interests with long-term

shareowner interests. This additional cash compensation would adversely impact our cash flow and expected future uses of cash.

Summary of the Plan

The principal features of the proposed Amended 2013 Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the First Amendment attached as Annex A to this proxy statement and a conformed copy of the Southwestern Energy

Company 2013 Incentive Plan, as amended, attached as Annex B to this proxy statement. Other than the limited amendments described above, we are not making other changes to the 2013 Plan.

Purpose

The purpose of the Amended 2013 Plan is to promote the interests of the Company and its stockholders by providing the employees and eligible non-employee directors of the Company, with incentives and rewards to encourage them to continue in the service of the Company. The Amended 2013 Plan is designed to serve this goal by providing such employees and eligible non-employee directors with

a proprietary interest in pursuing the long-term growth, profitability and financial success of the Company. The Amended 2013 Plan is designed to enable, but not require, us to grant performance-based equity and cash awards that are intended to qualify as "performance-based compensation" under Section 162(m).

Administration

The Amended 2013 Plan will be administered by the Compensation Committee. Unless otherwise determined by our Board, the Compensation Committee shall consist solely of two or more directors appointed by our Board, each of whom is an "outside director" within the meaning of Section 162(m) of the Code, a "non-employee director" within the meaning of the rules under Section 16 of the Securities Exchange Act of 1934, as amended, and an "independent director" under the rules of the NYSE (or other principal securities market on which shares of our common stock are traded). The Compensation Committee may delegate to a committee of one or more members of our Board or one or more of our officers the authority to grant or amend awards to participants other

than our senior executives who are subject to Section 16 of the Exchange Act, subject to restrictions imposed by the Compensation Committee from time to time and by Delaware law.

Unless otherwise limited by the Board, the Compensation Committee will have the authority to administer the Amended 2013 Plan with respect to grants of awards, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, as well as the authority to delegate such administrative responsibilities.

Eligibility

Persons eligible to participate in the Amended 2013 Plan are all non-employee members of our Board, consisting of 10 directors (including the directors retiring as of the date of the Annual Meeting), and, as of March 23, 2016,

approximately 2,603 employees of the Company (including its subsidiaries and affiliates), as determined by the Compensation Committee.

Size of Share Pool; Limitation on Awards and Shares Available

The 2013 Plan, without giving effect to the First Amendment, authorizes the issuance of an aggregate of 20,500,000 shares of our common stock, with no more

than 10,500,000 shares reserved for issuance through the award of incentive stock options ("ISOs"). The maximum number of shares of common stock that may be issued in connection with awards of non-qualified stock options or stock appreciation rights may not exceed 10,250,000 shares and the maximum number of shares of common stock that may be issued in connection with awards other than options and stock appreciation rights may not exceed 10,250,000 shares. As of March 23, 2016, the Company had 6,271,514 shares available for future grants of options under the 2013 Plan and 12,779,132 shares were subject to outstanding awards under the Amended 2013 Plan (assuming that outstanding performance unit awards achieve target performance and are settled in shares of our common stock to the extent permitted by the plan).

If our shareholders approve the Amended 2013 Plan, the aggregate number of shares of our common stock that will be available for issuance under awards granted pursuant to the Amended 2013 Plan will equal 33,850,000, all of which may be granted as ISOs pursuant to Section 422 of the Code. The Amended 2013 Plan also contains a fungible share formula, pursuant to which the authorized share limit will be reduced by one share of common stock for every one share subject to an option or SAR outstanding under the Amended 2013 Plan and by 2.3 shares of common stock for every one share subject to a full-value award granted on or after May 17, 2016 under the Amended 2013 Plan. Any shares that are subject to full-value awards granted before May 17, 2016 will be counted against this limit as one share for every one share subject to the award.

If any shares subject to an award under the Amended 2013 Plan are forfeited, cancelled or returned to the Company, then any shares subject to such award may, to the extent of such forfeiture, cancellation or return, be used again for new grants under the Amended 2013 Plan. Shares that are (i) tendered in payment of an option exercise price, (ii) withheld by us to satisfy any tax withholding obligation; (iii) repurchased by us with the proceeds from an option exercise; or (iv) covered by a stock appreciation right (to the extent that it is exercised and settled in shares of our common stock, without regard to the number of shares that are actually issued) will be considered issued pursuant to the Amended 2013 Plan and will not be added to the maximum number of shares that may be issued under the Amended 2013 Plan.

Awards granted under the Amended 2013 Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity awards in the context of a corporate acquisition or merger will not reduce the shares authorized for grant under the Amended 2013 Plan.

Under the 2013 Plan, without giving effect to the First Amendment, the maximum number of shares of our common stock that may be subject to one or more awards of stock options or stock appreciation rights granted to any one participant during any calendar year is 600,000 and the maximum number of shares of common stock that may be subject to one or more awards of any stock-based awards, other than stock options or stock appreciation rights, granted to any one participant during any calendar year is 300,000, and the maximum amount payable under the 2013 Plan to any one participant in any calendar year with respect to any cash-based award may not exceed $10,000,000.

If our shareholders approve the Amended 2013 Plan, the maximum aggregate number of shares with respect to one or more awards that may be granted to any one person during any calendar year will be 2,500,000. The maximum aggregate amount of cash that may be paid to any one person during any calendar year with respect to one or more awards payable in cash will remain unchanged at $10,000,000.

In addition, if approved by shareholders, the Amended 2013 Plan will provide that the grant date fair value (determined as of the grant date under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based awards granted during any calendar year to a non-employee director for services as a non-employee director will not exceed $400,000 (the "Director Award Limit"). The 2013 Plan does not presently contain a separate limit on awards to non-employee directors.

Awards

The Amended 2013 Plan provides for the grant of stock options (including incentive stock options), restricted stock, restricted stock units and any other cash-based, equity-based or equity-related awards. Other than with respect to the Contingent Awards, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended 2013 Plan. See the "Summary Compensation Table" and "Grants of Plan-Based Awards" table for information on awards granted under the 2013 Plan to our NEOs.

Stock Options

ISOs, as defined under Section 422 of the Code, and nonqualified stock options may be granted pursuant to the Amended 2013 Plan. The option exercise price of all stock options granted pursuant to the Amended 2013 Plan will not be less than 100% of the fair market value of our common stock on the date of grant. In general, the fair market value will be the closing price for a share of our common stock as quoted on the NYSE on the date of grant, which as of March 23, 2016, was $7.35. Stock options may vest and become exercisable as determined by the Compensation Committee, but in no event may a stock option have a term extending beyond the seventh anniversary of the date of grant. ISOs granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock, however, shall have an exercise price that is not less than 110% of the fair market value of our common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be ISOs are exercisable for the first time by an employee in any calendar year may not exceed $100,000.

Restricted Stock

Shares of restricted stock may be granted pursuant to the Amended 2013 Plan. A restricted stock award is the grant of shares of our common stock at a price determined by the Compensation Committee, if any, and which is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing service to us or any of our subsidiaries or affiliates or achieving one or more of the performance criteria listed below, or other specific criteria. During the period of restriction, participants holding shares of restricted stock have full voting and dividend rights with respect to such shares unless otherwise provided by the Compensation Committee. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

Restricted Stock Units

Restricted Stock Units, or RSUs, may be granted pursuant to the Amended 2013 Plan. An RSU award provides for the issuance of our common stock at a future date upon the satisfaction of specific conditions set forth in the applicable award agreement. The Compensation Committee will specify the dates on which the RSUs will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including conditions based on achieving one or more of the performance criteria listed below, or other specific criteria, including service to us or any of our subsidiaries or affiliates. RSUs may not be sold, or otherwise hypothecated or transferred, and a holder of RSUs will not have voting rights or dividend rights prior to the time when the vesting conditions are satisfied and the shares of common stock are issued. RSUs generally will be forfeited and the underlying shares of our common stock will not be issued, if the applicable vesting conditions are not met. The Compensation Committee will specify, or permit the RSU holder to elect, the conditions and dates upon which the shares underlying the vested RSUs will be issued (subject to compliance with the deferred compensation requirements of Section 409A of the Code). RSUs may be paid in cash, shares, or both, as determined by the Compensation Committee. On the distribution dates, we will transfer to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one such share in cash) for each RSU scheduled to be paid out on such date and not previously forfeited. RSUs may constitute, or provide for a deferral of compensation, subject to Section 409A of the Code and there may be certain tax consequences if the requirements of Section 409A of the Code are not met.

Other Awards

The Compensation Committee may grant cash-based, equity-based or equity-related awards not otherwise described in the Amended 2013 Plan in such amounts and subject to such terms and conditions as it may determine, using individual agreements or programs adopted under the Amended 2013 Plan. Other awards may (i) involve the transfer of actual shares of stock, either at the time of grant or after, or payment in cash or otherwise of amounts based on the value of shares of stock, (ii) be subject to performance-based and/or service-based conditions, including conditions based on achieving one or more of the performance criteria listed below, or other specific criteria, (iii) be in the form of cash, stock appreciation rights, phantom stock, performance shares, deferred share units or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States and (v) be intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code; provided, that each equity-based or equity-related award shall be denominated in, or shall have a value determined by reference to, a number of shares of stock that is specified (or will be determined

using a formula that is specified) at the time of the grant. The exercise price per share of stock covered by any stock appreciation right shall be not less than 100% of the fair market value of a share of stock on the date on which such stock appreciation right is granted, and the compensation payable pursuant to any stock appreciation right shall not exceed the excess of the fair market value of a share of stock on the date on which such stock appreciation right is exercised over the exercise price.

Performance awards

Performance awards, in the form of performance shares or performance units, may also be granted pursuant to the Amended 2013 Plan. Performance awards may be granted in the form of cash bonus awards, stock bonus awards, performance awards or incentive awards that are paid in cash, shares or a combination of both. The value of performance awards may be linked to any one or more of the performance criteria listed below, or other specific criteria determined by the Compensation Committee, in each case on a specified date or dates or over any period or periods determined by the Compensation Committee.

Performance awards may be payable upon the attainment of pre-established performance goals based on one or more of the performance criteria listed below, or other specific criteria determined by the Compensation Committee. The goals are established and evaluated by the Compensation Committee and may relate to performance over any periods as determined by the Compensation Committee. The Compensation Committee will also determine whether performance awards are intended to be performance-based compensation within the meaning of Section 162(m).

Performance Based Compensation under Section 162(m)

The Compensation Committee may grant awards to employees who are or may be "covered employees," as defined in Section 162(m), that are intended to be performance-based compensation within the meaning of Section 162(m) in order to try to preserve the deductibility of these awards for federal income tax purposes. Under the Amended 2013 Plan, these performance-based awards may be either equity or cash awards or a combination of the two. Participants are only entitled to receive payment for a Section 162(m) performance-based award for any given performance period (other than options or stock appreciation rights) to the extent that pre-established performance goals set by our Compensation Committee for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria:

- financial metrics relating to present value added, return on assets, return on equity, income, earnings, profits, capital, cash flow, operating cost, margins, assets or stockholder equity, earnings before interest earnings before interest, taxes, depreciation and amortization

- financial metrics relating to present value added, return on assets, return on equity, income, earnings, profits, capital, cash flow, operating cost, margins, assets or stockholder equity, earnings before interest earnings before interest, taxes, depreciation and amortization
- operational metrics relating to reserves, production, volume, maintenance
- stock performance measures relating to stock price or total stockholder return
- health, safety and environmental measures relating to incident rates or citation

any of which may be measured with respect to us, or any subsidiary, affiliate or other internal unit of ours, either in absolute terms, terms of growth or as compared to any incremental increase, or as compared to results of a peer group or index. The Compensation Committee will define in an objective fashion the manner of calculating the performance criteria it selects to use for such awards. With regard to a particular performance period, the Compensation Committee will have the discretion to select the length of the performance period (which may not be less than 12 months), the type of performance-based awards to be granted, and the performance goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the Compensation Committee may reduce or eliminate (but not increase) the initial award.

Except as provided by the Compensation Committee, the achievement of each performance goal will be determined in accordance with U.S. generally accepted accounting principles or such other accounting principles or standards as may apply to our financial statements under the U.S. federal securities laws from time to time, to the extent applicable. At the time of grant, the Compensation Committee may provide that objectively determinable adjustments will be made for purposes of determining the achievement of one or more of the performance goals established for an award. Any such adjustments will be based on one or more of the following:

- the impact of charges for restructurings
- discontinued operations
- extraordinary items and other unusual or non-recurring items
- all non-cash charges resulting from any write-down of oil and gas properties and all other non-cash components of Accumulated Other Comprehensive Income and
- the cumulative effects of accounting changes,

each as defined by generally accepted accounting principles and as identified in the Company's audited financial statements, including the notes thereto.

Payment Methods

The Compensation Committee will determine the methods by which payments by any award holder with respect to any awards granted under the Amended 2013 Plan may be paid, the form of payment, including, without limitation: (1) cash, (2) shares of our common stock issuable pursuant to the award or held for such period of time as may be required by the Compensation Committee in order to avoid adverse accounting consequences and having a fair market value on the date of delivery equal to the aggregate payments required.

Vesting and Exercise of an Award

The applicable award agreement governing an award will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award will occur or may accelerate.

With respect to stock options, except in the case of a holder's death, disability or qualified retirement (generally defined as a termination other than for "cause", or in the case of a director, a decision not to stand for re-election or to resign on or after the holder has reached 65 years of age and completed three years of service with the Company), no portion of an award which is not vested at the holder's termination of service with us will subsequently become vested, except as may be otherwise provided by the Compensation Committee in the agreement relating to the award or by action following the grant of the award. In the event of a holder's death, disability or qualified retirement, all stock options granted to the holder, whether or not vested at the time of termination, will fully vest and become exercisable until the expiration of their original term.

With respect to RSUs and shares of restricted stock, in the event a holder's service with us terminates due to death, disability or a qualified retirement (as described above), all RSUs and shares of restricted stock shall vest and all other restrictions shall lapse, to the extent not previously forfeited or cancelled, except as may be otherwise provided by the Compensation Committee in the agreement relating to the award or by action following the grant of the award. In the event of a termination for "cause," all RSUs and shares of restricted stock which have not vested as of the date of termination will immediately be cancelled and forfeited. In the event of a termination for reasons other than "cause" or a qualified retirement, the Compensation Committee shall determine the portion of the award that will vest.

Generally, an option or stock appreciation right may only be exercised while such person remains an employee, consultant or non-employee director of us or one of our subsidiaries or affiliates or for a specified period of time (up to the remainder of the award term) following the holder's termination of service with us or one of our subsidiaries or affiliates. An award may be exercised for any vested portion of the shares subject to such award until the award expires. Upon the grant of an award or following the grant of an award, the Compensation Committee may provide that the period during which the award will vest or become exercisable will accelerate, in whole or in part, upon the occurrence of one or more specified events, including, a change in control or a holder's termination of employment or service with us or otherwise.

Substitution and Repricing Prohibition

Under the 2013 Plan, without giving effect to the First Amendment, and under the Amended 2013 Plan, no new award may be issued in substitution for outstanding previously granted awards, nor shall any repricing of awards be permitted at any time, in each case unless the stockholders of the Company expressly approve such substitution or repricing.

The Amended 2013 Plan also expressly provides that, in addition to the existing repricing prohibitions in the 2013 Plan, the plan administrator may not cancel any option or SAR in exchange for cash when the exercise price per share of the option or SAR exceeds the fair market value of the underlying shares.

Transferability

No award under the Amended 2013 Plan may be transferred unless and until such award has been exercised or the shares underlying such award have been issued and all restrictions applicable to such shares have lapsed, except that in the case of stock options other than ISOs, such awards may be transferred, if fully vested, (i) to the holder's immediate family members; (ii) to a trust, partnership (including a family limited partnership), or corporation or other similar entity which is owned solely by one or more of the participant's spouse or natural or adopted lineal descendants or which will hold such options solely for the benefit of one or more such persons, or (iii), in the discretion of the Compensation Committee

(x) pursuant to a domestic relations order as defined in Section 414(p)(1)(B) of the Code or (y) to any other person. During the lifetime of the holder of an award granted under the Amended 2013 Plan, only such holder may exercise such award unless it has been disposed of pursuant to a domestic relations order. After the holder's death, any exercisable portion of an award may be exercised by his personal representative or any person empowered to do so under such holder's will or the then applicable laws of descent and distribution until such portion becomes unexercisable under the Amended 2013 Plan or the applicable award agreement.

Effect of a Change in Control

Unless otherwise set forth in the instrument evidencing an award, upon a Change in Control (as defined in the Amended 2013 Plan), each outstanding award that is eligible to vest based solely on the passage of time or the holder's continued service to the Company shall become fully vested and exercisable or settled, as applicable. Additionally, each outstanding award that is eligible to vest based on the achievement of performance criteria shall vest and become exercisable or settled, as applicable, with respect to the number of shares or cash underlying the award eligible to vest based on performance during the performance period that includes the date of the change in control, prorated for the number of days which have elapsed during the performance period prior to the change of control.

Forfeiture

The Company has the right, to the extent permitted or required by applicable law or Company policy in effect from time to time, to include in any award agreement the Company's right to recoup compensation of whatever kind paid by the Company or any of its subsidiaries to a participant in the Amended 2013 Plan.

Adjustment Provisions

In the event of certain changes in our capitalization, the Compensation Committee will equitably adjust the kind of shares issuable and the maximum number and kind of shares of our common stock subject to the Amended 2013 Plan and the other award limits under the Amended 2013 Plan, and will equitably adjust outstanding awards as to the kind, number of shares and exercise price per share of our common stock and other terms of such awards. In addition, in the event of certain corporate transactions involving us as specified in the Amended 2013 Plan, the

Compensation Committee may, in its discretion, provide for the continuation, exchange or cancellation and cash-out of outstanding awards under the Amended 2013 Plan,

in each case, subject to such equitable adjustments to such awards as the Compensation Committee may determine to be necessary or appropriate.

Amendment and Termination

The Board may terminate, suspend, amend or modify the Amended 2013 Plan at any time; however, except to the extent permitted by the Amended 2013 Plan in connection with certain changes in capital structure, stockholder approval must be obtained for any amendment to (i) increase the number of shares available under the Amended 2013 Plan, (ii) materially increase the benefits accruing to participants granted awards under the Amended 2013 Plan, (iii) materially modify the requirements as to eligibility for participation in the Amended 2013 Plan and (iv) increase any Individual Award Limit or the Director Award Limit. In addition, no amendment may be made

without stockholder approval if stockholder approval is required under applicable law, and no amendment to the Amended 2013 Plan or any award may be made if such amendment would violate the prohibition on repricing under the Amended 2013 Plan.

The 2013 Plan, without giving effect to the First Amendment, did not expressly require shareholder approval of an increase to the individual award limits under the plan (and the 2013 Plan did not previously include a separate limit on awards to non-employee directors).

Material U.S. Federal Income Tax Consequences

The following is a brief description of the principal United States federal income tax consequences related to awards under the Amended 2013 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of

taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options

If an optionee is granted a non-qualified stock option under the Amended 2013 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee's basis in the common stock for purposes of determining gain

or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options

A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair

market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the tax consequences described above for nonqualified stock options will apply. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards

The current federal income tax consequences of other awards authorized under the 2013 Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); restricted stock units, stock-based performance awards and other types of awards are generally subject to income tax at the time of payment, vesting or settlement based on the fair market value of the award on that date. Compensation otherwise effectively deferred will generally be subject to income taxation when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) of the Code with respect to covered employees.

Section 162(m) of the Code

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the Amended 2013 Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Qualified "performance-based compensation" is disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock awards will generally qualify as performance-based compensation if (1) the award is granted by a compensation committee composed solely of two or more "outside directors," (2) the plan contains a per-employee limitation on the number of awards which may be granted during a specified period, (3) the material terms of the plan are disclosed to and approved by the stockholders, (4) with respect to stock options and SARs, under the terms of the award, the amount of compensation an employee could receive is based solely on an increase in the value of the stock after the date of the grant (which requires that the exercise price of the option is not less than the fair market value of the stock on the date of grant), and for awards other than options and SARs, pre-established performance criteria that must be met before the award actually will vest or be paid, and (5) in the case of awards other than stock options and stock appreciation rights, the compensation committee has certified that the performance goals have been met prior to payment.

The Amended 2013 Plan is designed to permit us to meet the requirements of Section 162(m); however, awards other than options and stock appreciation rights granted under the Amended 2013 Plan will only be treated as qualified performance-based compensation under Section 162(m) if the awards and the procedures associated with them comply with all other requirements of Section 162(m). As one of the factors in its decisions regarding grants under and administration of the Amended 2013 Plan, the Compensation Committee will consider the anticipated effect of Section 162(m). These effects will depend upon a number of factors, including not only whether the grants qualify for the performance exception, but also the timing of executives' vesting in or exercise of previously granted equity awards and receipt of other compensation. Furthermore, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee's control may also affect the deductibility of compensation. For these and other reasons, the Compensation Committee may make grants that do not qualify for the performance exception and our tax deductions for those grants may be limited or eliminated as a result of the application of Section 162(m).

Section 409A of the Code

Certain types of awards under the Amended 2013 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Amended 2013 Plan and awards granted under the Amended 2013 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive

guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Amended 2013 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Awards under the Amended 2013 Plan are subject to the discretion of the plan administrator and no determination has been made as to the types or amounts of awards that will be granted in the future to specific individuals pursuant to the plan. However, as described above, in December of 2015, we granted the Contingent Awards to Messrs. Mueller and Way which are conditioned on stockholder approval of the Amended 2013 Plan. If the Amended 2013 Plan is not approved at the annual meeting (or by December 4, 2016, if earlier), the Contingent Awards will automatically be cancelled and become null and void. Other than with respect to the Contingent Awards, the amount of awards or benefits to be received by any individual under the Amended 2013 Plan is therefore not determinable.

Certain tables above under the general heading "Executive Compensation," including the Summary Compensation Table, Grants of Plan-Based Awards table, Outstanding Equity Awards at Fiscal Year-End table, and Option Exercises and Stock Vested table set forth information with respect to prior awards granted to our NEOs under the 2013 Plan as currently in effect.

The following table sets forth summary information with respect to the Contingent Awards granted to Messrs. Mueller and Way in December 2015.

Name and Position	Number of Securities Underlying Stock Awards Outstanding	Number of Securities Underlying Options Outstanding
Steven L. Mueller (1) Chairman and Former Chief Executive Officer	397,030 (2)	–
William J. Way President and Chief Executive Officer	106,600 (2)	–
All current executive officers (3)	106,600	–
All current directors who are not executive officers (4)	397,030	–
All employees who are not executive officers (5)	–	–

(1) Mr. Mueller resigned as CEO as of January 6, 2016. He continues to serve as Chairman of the Board and as a non-executive employee of the Company through the 2016 Annual Meeting.

(2) Amount represents number of performance units (assuming maximum performance) underlying contingent Awards previously granted under the 2013 Plan, subject to shareholder approval of the Amended 2013 Plan.

(3) Does not include Mr. Mueller, who ceased to serve as an executive officer as of the date of his retirement on January 6, 2016.

(4) Includes Mr. Mueller, who currently serves as non-executive Chairman of the Board.

(5) Does not include Mr. Mueller. With respect to Mr. Mueller, individual information and information as part of current director group are provided in rows above.

Equity Awards Outstanding as of March 23, 2016

The following table sets forth summary information concerning the number of shares of our common stock subject to stock options, restricted stock and performance unit awards outstanding under the 2013 Plan to our named executive officers, directors and employees as of March 23, 2016.

Name and Position	Number of Securities Underlying Options	Number of Securities Underlying Restricted Stock Awards	Number of Securities Underlying Performance Unit Awards (Target)
Steven L. Mueller Chairman and Former Chief Executive Officer	943,240	200,560	435,080
R. Craig Owen Senior Vice President & Chief Financial Officer	311,440	80,879	106,890
William J. Way President and Chief Executive Officer	743,218	175,653	372,350
Mark K. Boling Executive Vice President & President - V+ Development Solutions	350,435	74,750	163,030
Jeffrey B. Sherrick Executive Vice President - Corporate Development	374,168	90,897	156,320
All current executive officers (1)	2,196,448	636,768	1,359,560
All current directors who are not executive officers (2)	866,274	323,557	435,080
All employees who are not named executive officers (3)	1,608,810	5,886,616	991,550

(1) Does not include Mr. Mueller, who ceased to serve as an executive officer as of the date of his retirement on January 6, 2016. Mr. Mueller resigned as CEO as of January 6, 2016. He continues to serve as Chairman of the Board and as a non-executive employee of the Company through the 2016 Annual Meeting.

(2) Includes Mr. Mueller, who currently serves as non-executive Chairman of the Board.

(3) Does not include Mr. Mueller. With respect to Mr. Mueller, individual information and information as part of current director group are provided in the rows above.

Proposal No. 4 Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, or PwC, as the independent registered public accounting firm of the Company for 2016. PwC has been the independent registered public accounting firm of the Company since its selection, based upon recommendation of the Audit Committee, on June 20, 2002.

Recommendation of the Board

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE **"FOR"** THE RATIFICATION OF THE REAPPOINTMENT OF PWC.



Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent registered public accounting firm (the "independent auditors") to assure that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Representatives of PwC will be present at the Annual Meeting and will have an opportunity to make a statement to stockholders if they so desire. The representatives will also be available to respond to questions from stockholders. There have been no disagreements with the independent registered public accounting firm on accounting and financial disclosure.

Relationship with Independent Registered Public Accounting Firm

The following table presents aggregate fees for professional audit services rendered by PwC for the audit of the Company's annual financial statements for each of the years ended December 31, 2015 and 2014, and fees billed for other services rendered by PwC during those years. The Audit Committee approved all non-audit services for 2015.

	2015	2014
Audit Fees (1)	$ 2,041,970	$ 2,323,100
Tax Fees (2)	90,023	147,203
Total	**$ 2,131,993**	**$ 2,470,303**

(1) The Audit Fees for the years ended December 31, 2015 and 2014 were for professional services rendered for the integrated audits of the Company's consolidated financial statements, reviews of the quarterly financial statements, subsidiary audits, consents and assistance with review of documents filed with the SEC.

(2) Tax Fees for the years ended December 31, 2015 and 2014 were for services related to the review of federal and state tax returns, tax planning and consultation.

Questions and Answers about the Annual Meeting and Voting

Who is entitled to vote at the Annual Meeting?

Stockholders who own shares of common stock as of March 23, 2016, the Record Date, may vote at the meeting. There were 389,657,596 shares of common stock outstanding on that date. Each share of common stock entitles the holder to one vote on all matters submitted to a vote at the Annual Meeting and any adjournment or postponement of the meeting. A complete list of the stockholders entitled to vote will be available for examination at the meeting and for at least 10 days prior to the meeting at our corporate offices located at 10000 Energy Drive, Spring, Texas 77389.

How may I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to stockholders, our employees, and invited guests. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 10:00 a.m. Central Daylight Time on the date of the Annual Meeting. All shareholders as of the record date may attend the Annual Meeting but must have photo identification and proof of stock ownership. If you are a shareholder of record (your shares are held in your name), valid photo identification such as a driver's license or passport showing a name that matches our records will suffice. If you are a beneficial owner (your shares are held through a broker, bank or nominee), you must provide valid photo identification and current evidence of your ownership of shares, which you can obtain from your broker, bank or nominee. The use of cell phones, smartphones, recording and photographic equipment and computers is not permitted in the meeting room at the Annual Meeting.

When were the enclosed solicitation materials first given to stockholders?

This proxy statement and accompanying proxy are first being mailed, given or made available to stockholders, on or about April 6, 2016. We are making our proxy materials available to our stockholders on the Internet. You may read, print and download our 2015 Annual Report to Stockholders and our proxy statement at *www.swnannualmeeting.com* and *www.proxyvotenow.com/swn*. On an ongoing basis, stockholders may request to receive proxy materials in printed form by mail or electronically by email.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

Southwestern Energy Company has adopted a procedure approved by the Securities and Exchange Commission, or the SEC, called "householding." Under this procedure, the Company may deliver a single copy of this proxy statement and the Annual Report to multiple shareholders who share the same address unless the Company has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of the Company's annual meetings, and reduces the Company's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of this proxy statement and the Annual Report to any shareholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of this proxy statement or the Annual Report, or separate copies of any future notice, proxy statement or annual report, shareholders may write or call the Company at the following:

> Southwestern Energy Company
> Attention: Secretary
> 10000 Energy Drive
> Spring, Texas 77389
> (832) 796-4700

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address and phone number above. Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What constitutes a quorum of stockholders?

We must have a quorum to conduct the meeting. A quorum is the presence at the Annual Meeting in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast as of the Record Date. Because there were 389,657,596 shares of common stock outstanding on March 23, 2016, the Record Date, the quorum for the Annual Meeting requires the presence at the meeting in person or by proxy of stockholders entitled to vote at least 194,828,799 shares. Broker non-votes, abstentions and withhold-authority votes COUNT for purposes of determining a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.

If I am the "beneficial owner" of shares that are held in "street name" by my broker, will my broker vote for me? How are broker non-votes treated?

Under the NYSE member rules, a member broker (that is, a member of the NYSE) that holds shares in street name for customers generally has the authority to vote on certain "routine" or "discretionary" proposals if it has transmitted proxy soliciting materials to the beneficial owner but has not received instructions from that owner. However, the NYSE precludes brokers from exercising their voting discretion on certain proposals without instructions from the beneficial owner, and the NYSE now expressly prohibits brokers holding in "street name" for their beneficial holder clients from voting in an election of directors and from voting on certain corporate governance matters without receiving specific instructions from those clients. Therefore, if you hold your shares in the name of a bank, broker or other holder of record, for your vote to be counted on Proposals 1, 2, and 3 you will need to communicate your voting decisions to your bank, broker or other holder of record before May 16, 2016.

How will you treat abstentions?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved the matters addressed by Proposal No. 1 and Proposal No. 2 abstentions will have no effect on the vote, but for Proposal No. 3 and Proposal No. 4, abstentions will have the same effect as a vote "AGAINST."

How do I vote?

On April 6, 2016, we mailed a notice to stockholders containing instructions on how to access our proxy materials and vote online at *www.proxyvotenow.com/swn*. Because many of our stockholders are unable or choose not to attend the meeting in person and may have limited access to the Internet, we also send proxy cards and offer electronic and telephonic voting to all of our stockholders who hold their shares in their own names (that is, whose shares are not held by a broker in "street name") to enable them to direct the voting of their shares.

If you are the record holder of your shares, you may vote your shares (i) via the Internet, (ii) by telephone, or (iii) in person at the Annual Meeting by proxy. If your shares are held by your broker in "street name," your broker is required to provide you with instructions for voting your shares.

Internet Access: Record holders with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Stockholders who hold shares beneficially in "street name" may vote by accessing the website specified on the voting instruction cards provided by their brokers, trustee or nominees. Please check the voting instruction card for Internet voting availability.

By Telephone: Record holders may submit proxies by following the "Vote by Telephone" instructions on their proxy cards. Stockholders who hold shares beneficially in "street name" may vote by telephone by calling the number specified on the voting instruction card provided by their brokers, trustee or nominees. Please check the voting instruction card for telephonic voting availability.

What is the voting requirement to approve each of the proposals?

Proposal No. 1 — Election of Directors: Any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board. Shares not represented in person or by proxy at the Annual Meeting, abstentions and broker non-votes will have no effect on the election of directors.

Proposal No. 2 — A Non-Binding Advisory Vote to the Compensation of our Named Executive Officers: Because Proposal No. 2 is an advisory vote, there is no minimum vote that constitutes approval of this proposal. We will consider this proposal approved if more shares are voted "FOR" than "AGAINST" this proposal.

Proposal No. 3 — Approval of Amended 2013 Incentive Plan: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting,

either in person or by proxy, on Proposal No. 3 is required to approve the Amended 2013 Plan. Therefore, abstentions will have the same effect as a vote "AGAINST." Broker non-votes will have no effect on the results of this vote.

Proposal No. 4 — Ratification of Independent Registered Public Accounting Firm: The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting, either in person or by proxy, on Proposal No. 4 is required to ratify the appointment of PwC as our independent registered public accounting firm. Therefore, abstentions will have the same effect as a vote "AGAINST." Brokers generally have discretionary authority to vote on the ratification of our independent registered public accounting firm. Therefore, we do not expect any broker non-votes on this proposal. However, to the extent there are any broker non-votes, they will have no effect on the results of this vote.

What is a proxy?

A proxy is a person you appoint to vote on your behalf. When you vote by completing and returning the enclosed proxy card, you will be designating Catherine A. Kehr and Terry W. Rathert as your proxies. We solicit proxies so that as many shares as possible of common stock may be voted at the Annual Meeting. You must complete and return the enclosed proxy card or vote by phone or Internet to have your shares voted by proxy as contemplated by this proxy statement.

How will my proxy vote my shares?

Your proxies will be voted in accordance with your instructions. If you complete and return your proxy card but do not provide instructions on how to vote, your proxies will vote "FOR" the eight director nominees, the proposal regarding an advisory vote on executive compensation, the approval of the amendment of the 2013 Incentive Plan and the ratification of PwC as the Company's independent registered public accounting firm for 2016. Also, your proxy card or your vote via phone or Internet will give your proxies authority to vote, using their best judgment, on any other business that properly comes before the meeting.

How do I vote by mail using my proxy card?

There are three steps:

Step 1

a. Proposal No. 1

Election of a board of eight directors to serve until the next Annual Meeting or until their successors are duly elected and qualify.

To vote for a director, check the box marked "FOR" opposite the name of the director. To cast your vote against a director, mark the box "AGAINST" opposite the name of the director. If you do not wish to vote, mark the box "ABSTAIN."

b. Proposal No. 2 through Proposal No. 4

To vote for a proposal, check the box marked "FOR." If you are opposed to a proposal, check the box, "AGAINST." If you do not wish to vote, mark the box "ABSTAIN."

Step 2

Sign and date your proxy card. IF YOU DO NOT SIGN AND DATE YOUR PROXY CARD, YOUR VOTES WILL NOT BE COUNTED. EACH PROPERLY EXECUTED PROXY WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, EACH SUCH PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD'S RECOMMENDATIONS AS SET FORTH IN THIS PROXY STATEMENT.

Step 3

Mail your proxy card in the pre-addressed, postage-paid envelope.

May I vote by proxy even if I plan to attend the Annual Meeting?

Yes. If you vote by proxy, you need to fill out a ballot at the Annual Meeting only if you want to change your vote.

How may I revoke my proxy after I have delivered it?

A proxy may be revoked at any time before it is voted by sending written notice of revocation to our Secretary, by delivering a later dated proxy (by one of the methods described above) or by voting in person at the meeting.

The Secretary may be contacted at the following address: Southwestern Energy Company, Attention: Secretary, 10000 Energy Drive, Spring, Texas 77389.

Who is soliciting my proxy, how is it being solicited, and who pays the costs?

The Company, on behalf of the Board, through its officers and employees, is soliciting proxies primarily by mail. However, proxies also may be solicited in person, by telephone or facsimile. Morrow & Co., LLC, a proxy solicitation firm, will be assisting us for a fee of approximately $12,000 plus out-of-pocket expenses. Southwestern Energy Company pays the cost of soliciting proxies and reimburses brokers and others for forwarding proxy materials to you.

When will the voting results be available?

We will announce preliminary voting results at the Annual Meeting. Voting results will also be disclosed on a current report on Form 8-K filed with the SEC within four business days after the Annual Meeting. Once filed, this Form 8-K will be available on our and the SEC's websites.

Requirements for Submitting Proxy Proposals and Transaction of Business at Annual Meeting

Confidential Voting

The Company has a confidential voting policy to protect our stockholders' voting privacy. Under this policy, all proxies, ballots and other voting materials or compilations (collectively, "Voting Records") that identify specific holders of record or beneficially of any class of stock of the Company, entitled to vote at any annual or special meeting and the manner in which such holders voted shall be kept permanently confidential and shall not be disclosed to any entity or person, including the directors, officers, employees or stockholders of the Company except (i) to allow the tabulator of the vote to tabulate and certify the vote, (ii) to comply with federal or state law, including the order of any court, department or agency having jurisdiction over the Company, and to assert or defend claims for or against the Company, (iii) in connection with a contested proxy solicitation; (iv) in the event a stockholder has made a written comment on a proxy card or ballot, or (v) if a stockholder expressly requests disclosure of his or her vote. Proxy cards shall be returned in envelopes addressed to the tabulator of the vote. Notwithstanding the foregoing, the tabulator of the vote may report to the Company the aggregate number of shares voted with respect to any matter and whether (but not how) a stockholder has voted and shall report to the Company any written comments on any Voting Records, including the names and addresses of the stockholders making the comments. Any party receiving or tabulating the Voting Records and any person serving as an inspector of elections shall be given a copy of the policy and shall sign a statement acknowledging receipt of the policy and the obligation to comply with it. The policy does not operate to impair free and voluntary communication between the Company and its stockholders, including the disclosure by stockholders of the nature of their votes.

Transaction of Business at the Annual Meeting

Although the Notice of Annual Meeting of Stockholders calls for transaction of such other business as may properly come before the meeting, the Company's management has no knowledge of any matters to be presented for action by stockholders at the meeting other than as set forth in this proxy statement. The Company's bylaws set forth the requirements for stockholders to propose to bring matters before the meeting. A stockholder must timely submit a notice containing certain information about any proposal and the proposing stockholder. To be timely, such notice must be delivered to or mailed and received at the Company's principal executive offices not less than 90, nor more than 120, days prior to the first anniversary of the preceding year's annual meeting. No such notice was received for the 2016 Annual Meeting. If any other business should come before the meeting, the persons named in the proxy have discretionary authority to vote in accordance with their best judgment. A copy of the relevant bylaw provisions may be obtained on *www.sec.gov* or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Shareholder Proposals for the 2017 Annual Meeting

Stockholder proposals intended to be presented for possible inclusion in the Company's proxy materials for the 2017 Annual Meeting must be received by the Company at its principal offices not later than December 5, 2016. Any stockholder submitting a proposal intended to be brought before the 2017 Annual Meeting who has not sought inclusion of the proposal in the Company's proxy materials must provide written notice of such proposal to the Secretary of the Company at the Company's principal executive offices no later than the close of business on February 16, 2017, and no earlier than the open of business on January 17, 2017. If, however, the 2017 Annual Meeting is called for a date that is not within 25 days before or after the anniversary of the 2016 Annual Meeting, written notice of any such proposal must be received no later than the close of business on the 10th day following the day on which notice of the Annual Meeting date was mailed or such public disclosure of the date of the 2017 Annual Meeting was made, whichever first occurs. The Company's bylaws require that notices of stockholder proposals contain certain information about any proposal and the proposing stockholder. A copy of the relevant bylaw provisions may be obtained on *www.sec.gov* or by contacting the Secretary, Southwestern Energy Company, 10000 Energy Drive, Spring, Texas 77389, (832) 796-4700.

Date for Receipt of Stockholder Director Nominations for the 2017 Annual Meeting

Eligible stockholders may nominate a candidate for election to the Board for inclusion in the Company's proxy materials in accordance with the "proxy access" provisions of our Amended and Restated Bylaws. Our Amended and Restated Bylaws require that you provide notice in writing to our Corporate Secretary (at the same address noted above) no later than the close of business on December 7, 2016, and no earlier than the open of business on November 7, 2016. For more information regarding the "proxy access" provisions of our Amended and Restated Bylaws, see page 29.

Our Amended and Restated Bylaws also provide that any stockholder may nominate a candidate for election to the Board, which nomination is not submitted for inclusion in the Company's proxy materials. Assuming that our Annual Meeting is held within 25 days of May 17, 2017, our Bylaws require that you provide notice in writing to our Corporate Secretary (at the same address noted above) no later than the close of business on February 16, 2017, and no earlier than the open of business on January 17, 2017. For additional information, see page 29. See "Corporate Governance and Related Matter - Stockholder Nominations - Other Nominations" for a discussion of the delivery requirements if our 2017 Annual Meeting is held outside the above window.

Dated: April 6, 2016

Annex A: First Amendment to Southwestern Energy Company 2013 Incentive Plan

THIS FIRST AMENDMENT (this "Amendment") to the Southwestern Energy Company 2013 Incentive Plan, is made and adopted by the Board of Directors (the "Board") of Southwestern Energy Company (the "Company"), effective as of May 17, 2016 (the "Effective Date"), subject to approval by the Company's stockholders. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

Recitals

WHEREAS, the Company maintains the Southwestern Energy Company 2013 Incentive Plan (the "Plan");

WHEREAS, pursuant to Section 17(a) of the Plan, the Board has the authority to amend the Plan from time to time, including the authority to amend, subject to stockholder approval, the number of shares of common stock of the Company that may be issued under the Plan; and

WHEREAS, the Board believes it is in the best interests of the Company and its stockholders to amend the Plan as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows, effective as of the Effective Date, subject to approval by the Company's shareholders:

Amendment

1. The following new Section 2(q) is hereby added to the Plan, and the remaining subsections of Section 2 of the Plan are hereby renumbered accordingly:

    "(q) "Full-Value Award" means any Award that is settled in shares, other than an Option or a stock appreciation right.

2. The first paragraph of Section 3(a) of the Plan is hereby amended and restated in its entirety as follows:

    "(a) Stock Subject to the Plan

    The maximum number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed 33,850,000 shares of Common Stock in the aggregate. Any shares that are subject to Awards of Options or stock appreciation rights shall be counted against this limit as one (1) share for every one (1) share subject to the Option or stock appreciation right. Any shares that are subject to Full-Value Awards granted on or after May 17, 2016 shall be counted against this limit as 2.3 shares for every one (1) share subject to the Award. Any shares that are subject to Full-Value Awards granted before May 17, 2016 shall be counted against this limit as one (1) share for every one (1) share subject to the Award. The shares referred to in the preceding sentences of this paragraph and the manner in which shares subject to Full-Value Awards are counted shall in each case be subject to adjustment as provided in Section 12 and the following provisions of this Section 3. Shares of Common Stock issued under the Plan may be either authorized and unissued shares or treasury shares, or both, at the sole discretion of the Committee."

3. Section 3(b) of the Plan is hereby amended and restated in its entirety as follows:

    "(b) Individual Award Limits

    Subject to adjustment as provided in Section 12, the maximum number of shares of Common Stock with respect to one or more Awards that may be granted to any single Participant in any calendar year shall not exceed 2,500,000 shares in the aggregate. The amount payable under the Plan to any single Participant in any calendar year with respect to any cash-based Award shall not exceed $10,000,000. The limitations in this Section 3(b) (the "Award Limits") shall be interpreted and applied in a manner consistent with Section 162(m) of the Code."

4. Section 3(c) of the Plan is hereby amended and restated in its entirety as follows:

    "(c) Substitution and Repricing

    Notwithstanding any provision of this Plan to the contrary, in no event shall any new Awards be issued in substitution for outstanding Awards previously granted to Participants, nor shall any repricing (within the meaning of US generally accepted accounting practices or any applicable stock exchange rule) of Awards issued under the Plan be permitted at any time under any circumstances, nor shall any Option or stock appreciation right be cancelled in exchange for cash when the Option or stock appreciation right price per share exceeds the Fair Market Value of the underlying shares, in each case unless the stockholders of the Company expressly approve such substitution, repricing or cancellation."

5. The following new Section 3(d) is hereby added to the Plan:

    "(d) Non-Employee Director Limit

    Notwithstanding any provision to the contrary in the Plan, the grant date fair value (determined as of the date of grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based Awards granted during any calendar year to a Director for services as a Director shall not exceed $400,000 (the "Director Limit")."

6. The first sentence of Section 17(a) of the Plan is hereby amended and restated in its entirety as follows:
    "The Plan and any Award may be amended, suspended or terminated at any time by the Board; provided that no amendment (i) to increase the number of shares of Common Stock that may be issued under the Plan, (ii) to increase any Award Limit or the Director Limit, (iii) to materially increase the benefits accruing to Participants granted Awards under the Plan, or (iv) to materially modify the requirements as to eligibility for participation in the Plan, shall be made without stockholder approval; provided, further, that no other amendments shall be made without stockholder approval if stockholder approval is required under then applicable law, including any applicable tax, stock exchange or accounting rules, and that no amendment to the Plan or any Award shall violate the prohibition on repricing contained in Section 3(d)."

7. This Amendment shall be and is hereby incorporated into and forms a part of the Plan.

8. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

[Signature page follows]

*   *   *

I hereby certify that the foregoing Amendment was duly adopted by the Board of Directors of Southwestern Energy Company on _____, 2016.

     Executed on this _____ day of _____, 2016.

     By: _____

     Name: _____

     Title: _____

*   *   *

I hereby certify that the foregoing Amendment was approved by the stockholders of Southwestern Energy Company on _____, 2016.

     Executed on this _____ day of _____, 2016.

     By: _____

     Name: _____

     Title: _____

Annex B: Southwestern Energy Company 2013 Incentive Plan, as Amended

1. <u>Purpose of the Plan</u>

   The Southwestern Energy Company 2013 Incentive Plan is intended to promote the interests of Southwestern and its stockholders by providing the employees and eligible non-employee directors of Southwestern, with incentives and rewards to encourage them to continue in the service of the Company. The Plan is designed to serve this goal by providing such employees and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of the Company.

2. <u>Definitions</u>

   As used in the Plan or in any instrument governing the terms of any Award, the following definitions apply to the terms indicated below:

   (a) "Award" means an Option, Restricted Stock, Restricted Stock Unit or Other Award granted pursuant to the terms of the Plan.

   (b) "Board" means the Board of Directors of Southwestern.

   (c) "Cause" when used in connection with the termination of a Participant's employment with the Company, shall mean, unless otherwise specified in a Participant's agreement evidencing the grant of an Award under the Plan or in a Participant's effective employment agreement with the Company, the termination of the Participant's employment by the Company on account of (i) the willful and continued failure by the Participant to substantially perform his duties and obligations (other than any such failure resulting from his incapacity due to physical or mental illness), (ii) the Participant's willful and serious misconduct which has resulted in or could reasonably be expected to result in material injury to the business, financial condition or reputation of the Company, (iii) the Participant's commission of a crime that constitutes a felony or serious misdemeanor or (iv) the breach by the Participant of any written covenant or agreement with the Company not to disclose any information pertaining to the Company or not to compete or interfere with the Company.

   (d) "Change in Control" shall mean the occurrence of any of the following:

      (1) the acquisition by Person, directly or indirectly, of the beneficial ownership of securities representing either: (i) more than twenty percent (20%) of the then outstanding shares of Common Stock, or (ii) twenty percent (20%) or more of the Voting Securities; provided, however, that any acquisition by (x) Southwestern or any of its subsidiaries or any employee benefit plan (or related trust) sponsored or maintained by Southwestern or any of its subsidiaries or (y) any corporation or entity with respect to which, immediately following such acquisition, more than sixty (60%) of, respectively the then outstanding shares of common stock or other ownership interests of such corporation or entity and the then outstanding voting securities of such corporation or entity is then beneficially owned, directly or indirectly, in the aggregate by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Common Stock and the Voting Securities prior to such acquisition in substantially the same proportion as their ownership immediately prior to such acquisition, shall not constitute a Change in Control;

      (2) the individuals who, as of the Effective Date, constitute the Board of Directors of Southwestern (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board during any twelve (12)-month period, provided that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by Southwestern's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) the consummation after the Effective Date of a reorganization, merger, consolidation or other disposition of all or substantially all of the assets of the Company (a "Corporate Transaction") unless, in each case, following such Corporate Transaction: (1) (A) all or substantially all of the persons who were the beneficial owners of the outstanding Common Stock immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than sixty percent (60%) of the then outstanding shares of common stock or other ownership interests of the corporation or other entity resulting from such Corporate Transaction, and (B) all or substantially all of the persons who were the beneficial owners of the Voting Securities immediately prior to such Corporate Transaction beneficially own directly or indirectly, more than sixty percent (60%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation or entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), in each case in substantially the same proportions as their ownership of the outstanding Common Stock and Voting Securities prior to such Corporate Transaction; (2) no Person (excluding (x) the Company or any of its subsidiaries or any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries and (y) any Person approved by the Incumbent Board) beneficially owns, directly or indirectly, twenty percent (20%) or more of the then outstanding shares of common stock or other ownership interests of the corporation or other entity resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation or other entity except to the extent that such ownership existed prior to such Corporate Transaction; and (3) at least a majority of the members of the board of directors of the corporation (or the equivalent governing body of any other entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Corporation Transaction.

Notwithstanding the foregoing and for the purposes of timing of payment, distribution or settlement only, a Change in Control shall not be deemed to occur under this Plan with respect to any Award that constitutes "non-qualified deferred compensation" subject to Section 409A of the Code, unless the events that have occurred would also constitute a "Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation" under Treasury Department Final Regulation 1.409A-3(i)(5), or any successor thereto.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

(f) "Committee" means the Compensation Committee of the Board or such other committee appointed by the Board from time to time to administer the Plan (and to otherwise exercise and perform the authority and functions assigned to the Committee under the terms of the Plan) that meets the criteria set forth in Section 4 of the Plan.

(g) "Common Stock" means the common stock of Southwestern, par value $0.01 per share, or any other security into which such common stock shall be changed pursuant to the adjustment provisions of Section 12 of the Plan.

(h) "Company" means Southwestern, together with its Subsidiaries.

(i) "Covered Employee" means a Participant who at the time of reference is a "covered employee" as defined in Section 162(m) of the Code and the regulations promulgated under Section 162(m) of the Code, or any successor statute.

(j) "Director" means a member of the Board who is not at the time of reference an employee of the Company.

(k) "Disability" shall mean a condition entitling a Participant to benefits under the long-term disability policy maintained by the Company and applicable to him and for a Director shall mean any physical or mental condition that prevents a Director from being able to perform the duties of a Director for a period of twelve consecutive months. For purposes of this Plan, a Participant's employment, other than a Director, shall be deemed to have terminated as a result of Disability on the date as of which he or she is first entitled to receive disability benefits under such policy, law or regulation; provided that with respect to any Award that is subject to Section 409A of the Code, if such Award provides for any payment or distribution upon a Participant's (i) Disability, then "Disability" shall have the meaning given to such term in Section 1.409A-3(i)(4) of the Treasury Regulations or (ii) termination of employment or service as a result of Disability, then such Participant's employment or service shall be deemed to have terminated as a result of Disability on the date on which such Participant experiences a Separation from Service.

(l) "Early Retirement" means the termination of the employment of a Participant with the Company for reasons other than Cause, on or after the first date on which the Participant has both attained age 55 and completed 3 years of service with the Company.

(m) "Effective Date" means the date on which the Plan is approved by the stockholders of Southwestern.

(n) "Equity Account" means each account created with a brokerage firm utilized by the Company from time to time in connection with the administration of the Company's equity plans and programs, including the Plan.

(o) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

(p) "Fair Market Value" means, with respect to a share of Common Stock, as of the applicable date of determination, (i) the closing price of a share of Common Stock, as reported on the principal securities exchange on which shares of Common Stock are then listed or admitted to trading, on the date of grant or, if the date of grant is not on a business day, the first business day preceding the date of grant or (ii) if the Common Stock is not listed or admitted to trading on any securities exchange, the fair market value of a share of Common Stock as reasonably determined by the Committee in its sole discretion using a reasonable valuation method.

(q) "Full-Value Award" means any Award that is settled in shares, other than an Option or a stock appreciation right.

(r) (q) "Immediate Family Members" shall mean, for any Participant, his or her spouse, parents, children, stepchildren, grandchildren or legal dependents.

(s) (r) "Incentive Stock Option" shall mean an Option granted to a Participant who is not a Director which Option, at the date of grant, is intended to be an "incentive stock option" within the meaning of Section 422 of the Code and which is identified as an Incentive Stock Option in the agreement by which it is evidenced.

(t) (s) "Non-Qualified Stock Option" shall mean an Option granted to a Participant that is not an Incentive Stock Option.

(u) (t) "Option" shall mean an option to purchase shares of Common Stock granted to a Participant pursuant to Section 6 of the Plan. Each Option shall be identified as either an Incentive Stock Option or a Non-Qualified Stock Option in the agreement by which it is evidenced.

(v) (u) "Other Award" means an award granted to a Participant pursuant to Section 8.

(w) (v) "Participant" means a Director or employee of the Company who is eligible to participate in the Plan and to whom one or more Awards have been granted pursuant to the Plan and, following the death of any such Person, his successors, heirs, executors and administrators, as the case may be.

(x) (w) "Performance-Based Compensation" means compensation that satisfies the requirements of Section 162(m) of the Code for deductibility of remuneration paid to Covered Employees.

(y) (x) "Performance Measures" means such measures as are described in Section 9 on which Performance Targets are based in order to qualify certain awards granted hereunder as Performance-Based Compensation.

(z) (y) "Performance Period" means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award. Performance Periods may be overlapping and in no event will any Performance Period be less than twelve months.

(aa) (z) "Performance Schedule" means a schedule or other objective method for determining the percentage of the Target Award to be paid out, based on actual performance compared to the Performance Targets.

(bb) (aa) "Performance Target" means performance goals and objectives with respect to Performance Measures or other performance criteria for a Performance Period.

(cc) (bb) "Person" means a "person" as such term is used in Section 13(d) and 14(d) of the Exchange Act, including any "group" within the meaning of Section 13(d)(3) under the Exchange Act.

(dd)(cc) "Plan" means this Southwestern Energy Company 2013 Incentive Plan, as it may be amended from time to time.

(ee) (dd) "Restricted Stock" shall mean a share of Common Stock which is granted to a Participant pursuant to Section 7 hereof and which is subject to the restrictions set forth in Section 7(c) hereof for so long as such restrictions continue to apply to such share.

(ff) (ee) "Restricted Stock Unit" shall mean a share of Common Stock which is granted to a Participant pursuant to Section 7 hereof, except no shares of Common Stock are actually awarded to the Participant on the date of grant, and which is subject to the restrictions set forth in Section 7(c) hereof for so long as such restrictions continue to apply to such Restricted Stock Unit.

(gg) (ff) "Retirement" shall mean the termination of the employment of a Participant with the Company for reasons other than Cause or, in the event the Participant is a Director, the Director's resignation or failure to seek reelection to the Board, on or after the date on which the Participant has both attained age 65 and completed 3 years of service with the Company.

(hh)(gg) "Securities Act" means the Securities Act of 1933, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

(ii) (hh) "Separation from Service" shall have the meaning set forth in Section 1.409A-1(h) of the Treasury Regulations.

(jj) (ii) "Southwestern" means Southwestern Energy Company, a Delaware corporation, and any successor thereto.

(kk)(jj) "Specified Employee" shall have the meaning set forth in Section 1.409A-1(i) of the Treasury Regulations.

(ll) (kk) "Subsidiary" shall mean any entity that is directly or indirectly controlled by Southwestern or any entity, including an acquired entity, in which Southwestern has a significant equity interest, as determined by the Committee in its sole discretion. Notwithstanding the foregoing, with respect to any Award that is subject to Section 409A of the Code, "Subsidiary" shall mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with Southwestern, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations; provided that for the purpose of determining whether a corporation or other entity is a Subsidiary for purposes of Section 5(a) hereof, if the Awards proposed to be granted to employees of such corporation or other entity would be granted based upon legitimate business criteria, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Code Section 1.414(c)-2(b)(2)(i). For purposes of determining ownership of an interest in an organization, the rules of Sections 1.414(c)-3 and 1.414(c)-4 of the Treasury Regulations apply.

(mm) (ll) "Target Award" means a target Award determined by the Committee to be payable upon satisfaction of any applicable Performance Targets.

(nn)(mm) "Transferred Option" means any Non-Qualified Stock Option transferred in accordance with Section 6(d) of the Plan.

(oo)(nn) "Treasury Regulations" shall mean the regulations promulgated under the Code by the United States Treasury Department and United States Internal Revenue Service, as amended.

(pp)(oo) "Voting Securities" means, at any time, Southwestern's then outstanding voting securities.

3. Stock Subject to the Plan and Limitations on Awards

   (a) Stock Subject to the Plan

   The maximum number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed 20,500,000 33,850,000 shares of Common Stock in the aggregate. The maximum number of shares of Common Stock that may be issued in connection with awards of Incentive Stock Options under the Plan shall not exceed 10,250,000. The maximum number of shares of Common Stock that may be issued in connection with awards of Non-Qualified Stock~~Any shares that are subject to Awards of~~ Options or stock appreciation rights ~~under the Plan shall not exceed 10,250,000 shares of Common Stock in the aggregate. The maximum number of shares of Common Stock that may be issued in connection with awards other than Options and~~shall be counted against this limit as one (1) share for every one (1) share subject to the Option or stock appreciation ~~rights under the Plan shall not exceed 10,250,000 shares of Common Stock in the aggregate.~~right. Any shares that are subject to Full-Value Awards granted on or after May 17, 2016 shall be counted against this limit as 2.3 shares for every one (1) share subject to the Award. Any shares that are subject to Full-Value Awards granted before May 17, 2016 shall be counted against this limit as one (1) share for every one (1) share subject to the Award. The shares referred to in the preceding sentences of this paragraph and the manner in which shares subject to Full-Value Awards are counted shall in each case be subject to adjustment as provided in Section ~~10~~12 and the following provisions of this Section 3. Shares of Common Stock issued under the Plan may be either authorized and unissued shares or treasury shares, or both, at the sole discretion of the Committee.

For purposes of the preceding paragraph, shares of Common Stock covered by Awards shall only be counted as used to the extent they are actually issued and delivered to a Participant (or such Participant's permitted transferees as described in the Plan) pursuant to the Plan. For purposes of clarification, if shares of Common Stock are issued subject to conditions which may result in the forfeiture, cancellation or return of such shares to the Company, any portion of the shares forfeited, cancelled or returned shall be treated as not issued pursuant to the Plan. Shares of Common Stock covered by Awards granted pursuant to the Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger (within the meaning of Section 303A.08 of the New York Stock Exchange Listed Company Manual) shall not count as used under the Plan for purposes of this Section 3(a). Except to the extent otherwise required by applicable law or stock exchange rule, the maximum number of shares of Common Stock covered by Awards shall not be reduced to reflect any dividend or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional Awards.

Notwithstanding the foregoing, any and all shares of Common Stock that are (i) tendered in payment of an Option exercise price (whether by attestation or by other means); (ii) withheld by the Company to satisfy any tax withholding obligation; (iii) repurchased by the Company with the proceeds from an Option exercise; or (iv) covered by a stock appreciation right (to the extent that it is exercised and settled in shares of Common Stock, without regard to the number of shares of Common Stock that are actually issued to the Participant upon exercise) shall be considered issued pursuant to the Plan and shall not be added to the maximum number of shares that may be issued under the Plan as set forth in Section 3(a).

(b) Individual Award Limits

Subject to adjustment as provided in Section ~~10~~12, the maximum number of shares of Common Stock ~~that may be issued pursuant to Options or stock appreciation rights~~with respect to one or more Awards that may be granted ~~under the Plan~~ to any single Participant in any calendar year shall not exceed ~~600,000~~2,500,000 shares in the aggregate, ~~and the maximum number of shares of Common Stock that may be issued pursuant to any stock-based Award, other than Options or stock appreciation rights, granted under the Plan to any single Participant in any calendar year shall not exceed 300,000.~~ The amount payable under the Plan to any single Participant in any calendar year with respect to any cash-based Award shall not exceed $10,000,000. The limitations in this Section 3(b) (the "Award Limits") shall be interpreted and applied in a manner consistent with Section 162(m) of the Code.

(c) Substitution and Repricing

Notwithstanding any provision of this Plan to the contrary, in no event shall any new Awards be issued in substitution for outstanding Awards previously granted to Participants, nor shall any repricing (within the meaning of US generally accepted accounting practices or any applicable stock exchange rule) of Awards issued under the Plan be permitted at any time under any circumstances, nor shall any Option or stock appreciation right be cancelled in exchange for cash when the Option or stock appreciation right price per share exceeds the Fair Market Value of the underlying shares, in each case unless the stockholders of the Company expressly approve such substitution or, repricing or cancellation.

(d) Non-Employee Director Limit

Notwithstanding any provision to the contrary in the Plan, the grant date fair value (determined as of the date of grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based Awards granted during any calendar year to a Director for services as a Director shall not exceed $400,000 (the "Director Limit").

4. Administration of the Plan

The Plan shall be administered by a committee of the Board consisting of two or more persons, each of whom qualify as a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act), an "outside director" within the meaning of Treasury Regulation Section 1.162-27(e)(3) and as "independent" within the meaning of any applicable stock exchange or similar regulatory authority. The Committee shall, consistent with the terms of the Plan, from time to time designate those employees and Directors of the Company who shall be granted Awards under the Plan and the amount, type and other terms and conditions of such Awards. All of the powers and responsibilities of the Committee under the Plan may be delegated by the Committee, in writing, to any subcommittee thereof. In addition, the Committee may from time to time authorize a subcommittee consisting of one or more members of the Board (including members who are employees of the Company) or officers of the Company to grant Awards to persons who are not "executive officers" of the Company (within the meaning of Rule 16a-1 under the Exchange Act), subject to such restrictions and limitation as the Committee may specify and in accordance with (and only to the extent permitted by) Section 157 of the Delaware General Corporation Law.

The Committee shall have full discretionary authority to administer the Plan, including discretionary authority to interpret and construe any and all provisions of the Plan and the terms of any Award (and any instrument evidencing any Award, including, but not limited to individual agreements, guidelines or programs adopted under the Plan) granted hereunder and to adopt and amend from time to time such rules and regulations for the administration of the Plan as the Committee may deem necessary or appropriate. Without limiting the generality of the foregoing, the Committee shall determine whether an authorized leave of absence, or absence in military or government service, shall constitute termination of employment and whether employment for any Person other than the Company shall constitute employment for any purposes of the Plan.

On or after the date of grant of an Award under the Plan, the Committee may, subject to applicable law and the limitations and requirements set forth herein, (i) accelerate the date on which any such Award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such Award, including, without limitation, extending the period following a termination of a Participant's employment during which any such Award may remain outstanding, (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Award or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Award; provided, that the Committee shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code. In the event that the Committee provides for the accrual of dividends or dividend equivalents with respect to an Award, such dividend equivalents shall be subject to the same terms and conditions as, and shall in no event be paid prior to the vesting of, the Award to which they relate.

No member of the Committee shall be liable for any action, omission, or determination relating to the Plan, and the Company shall indemnify and hold harmless each member of the Committee and each other director or employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of any action, omission or determination relating to the Plan, unless, in either case, such action, omission or determination was taken or made by such member, director or employee in bad faith and without reasonable belief that it was in the best interests of the Company.

5. Eligibility

   (a) Participants

   The Persons who shall be eligible to receive Awards pursuant to the Plan shall be those employees and Directors of the Company whom the Committee shall select from time to time, including officers of Southwestern, whether or not they are members of the Board. With respect to Participants subject to U.S. income tax, Options and stock appreciation rights shall only be granted to such Participants who provide direct services to Southwestern or a Subsidiary of Southwestern as of the date of grant of the Option or stock appreciation right. Each Award granted under the Plan shall be evidenced by an instrument in writing, whether in the form of individual agreements, guidelines or programs adopted under the Plan, or other evidence, including, without limitation, an electronic medium, in form and substance approved by the Committee.

   (b) Employees of Subsidiaries

   Employees of Subsidiaries may participate in the Plan upon approval of Awards to such employees by the Committee. A Subsidiary's participation in the Plan may be conditioned upon the Subsidiary's agreement to reimburse the Company for costs and expenses of such participation, as determined by the Company. The Committee may terminate the Subsidiary's participation in the Plan at any time and for any reason. If a Subsidiary's participation in the Plan shall terminate, such termination shall not relieve it of any obligations theretofore incurred by it under the Plan, except with the approval of the Committee, and the Committee shall determine, in its sole discretion, the extent to which employees of the Subsidiary may continue to participate in the Plan with respect to previously granted Awards. Unless the Committee determines otherwise, a Subsidiary's participation in the Plan shall terminate upon the occurrence of any event that results in such entity no longer constituting a Subsidiary as defined herein; provided, however, that such termination shall not relieve such Subsidiary of any of its obligations to the Company theretofore incurred by it under the Plan, except with the approval of the Committee. Notwithstanding the foregoing, unless otherwise specified by the Committee, upon any such Subsidiary ceasing to be a Subsidiary as defined herein, the Participants employed by such Subsidiary shall be deemed to have terminated employment for purposes of the Plan. With respect to Awards subject to Section 409A of the Code, for purposes of determining whether a distribution is due to a Participant, such Participant's employment shall be deemed terminated as described in the preceding sentence only if the Committee determines that a Separation from Service has occurred.

6. Options

   The Committee may from time to time grant Options pursuant to the Plan to Participants, which Options shall be evidenced by agreements in such form as the Committee shall from time to time approve, including without limitation, an electronic medium. Options shall comply with and be subject to the following terms and conditions:

   (a) Identification of Options

   All Options granted under the Plan shall be identified in the agreement evidencing such Options as either Incentive Stock Options or Non-Qualified Stock Options.

   (b) Exercise Price

   The exercise price per share of Common Stock covered by any Option shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date on which such Option is granted.

   (c) Term and Exercise of Options

   (1) Each Option shall become vested and exercisable on such date or dates, during such period and for such number of shares of Common Stock as shall be determined by the Committee and specified in the agreement evidencing such Option; provided, however that no Option shall be exercisable after the expiration of seven (7) years from the date such Option is granted; and, provided, further, that each Option shall be subject to earlier termination, expiration or cancellation as provided in the Plan or in the agreement evidencing such Option.

(2) Each Option may be exercised in whole or in part, to the extent such Option is vested on the date of exercise, provided that no partial exercise of an Option shall be for an aggregate exercise price of less than $1,000. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof.

(3) Unless otherwise provided by the Committee, an Option must be exercised as set forth in this Section 6(c)(3). An Option shall be exercised by such methods and procedures as the Committee determines from time to time, as set forth in the agreement evidencing the award of the Option. An Option shall be exercised by delivering notice to Southwestern's principal office, to the attention of its Secretary, or as otherwise directed, subject to any notice period the Company may require in advance of the effective date of the proposed exercise. Such notice shall specify the number of shares of Common Stock with respect to which the Option is being exercised and the effective date of the proposed exercise and shall be signed (including through an electronic medium) by the Participant. The Participant may withdraw such notice at any time prior to the close of business on the business day immediately preceding the effective date of the proposed exercise. Payment for shares of Common Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise either (i) through funds held in the Participant's Equity Account, if any, (ii) in shares of Common Stock that have been owned by the Participant for at least six months prior to the effective date of exercise and valued at their Fair Market Value on the effective date of such exercise, or (iii) in such other manner as may be authorized by the Committee from time to time. Any payment in shares of Common Stock shall be effected by the delivery of such shares to the Secretary of Southwestern, together with any other documents and evidences as the Secretary of Southwestern shall require from time to time.

(4) Shares of Common Stock purchased upon the exercise of an Option shall be issued in the name of the Participant and delivered to the Participant's Equity Account, as soon as practicable following the effective date on which the Option is exercised.

(d) Transferability of Options

(1) Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of a Participant, only by the Participant. Notwithstanding the foregoing, a Participant may transfer all or a portion of a fully vested Award of Non-Qualified Stock Options (i) to the Participant's Immediate Family Members; (ii) to a trust, partnership (including a family limited partnership), or corporation or other similar entity which is owned solely by one or more of the Participant's spouse or natural or adopted lineal descendants or which will hold such Non-Qualified Stock Options solely for the benefit of one or more such persons, or (iii) in the discretion of the Committee (x) pursuant to a domestic relations order as defined in Section 414(p)(1)(B) of the Code or (y) to any other Person.

(2) In order for a Participant to transfer Options as set forth in Section 6(d)(1) above, (i) there may be no consideration for any such transfer and (ii) the Award must be fully vested prior to the transfer of any portion of the Award.

(3) Following transfer, subsequent transfers of Transferred Options shall be prohibited except for transfers to the Participant or individuals or entities described in Section 6(d)(1) above, or by the laws of descent or distribution and Transferred Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, including but not limited to, (i) restrictions or other provisions relating to competition or other conduct detrimental to the Company, and (ii) except as otherwise required pursuant to a domestic relations order as defined in Section 414(p)(1)(B) of the Code, the obligation of the Participant for payment of taxes with respect to the exercise of such Transferred Options and the rights of the Company to withhold such taxes from the Participant or to otherwise require the Participant to satisfy all obligations for the withholding of such taxes. The provisions relating to the period of exercisability and expiration of the Transferred Option shall continue to be applied with respect to the original Participant, and the Transferred Options shall be exercisable by the transferee only to the extent, and for the periods,

set forth in the Award agreement evidencing the grant of the Non-Qualified Stock Options to which the Transferred Options relate. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 6(d) shall be null and void.

(e) Special Rules for Incentive Stock Options

(1) The aggregate Fair Market Value of shares of Common Stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code) granted under the Plan and under any other plan, agreement or arrangement of the Company (or any "subsidiary" of Southwestern as such term is defined in Section 424 of the Code) which may become exercisable for the first time by a Participant during any calendar year under the Plan shall not exceed $100,000. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted. In the event that the aggregate Fair Market Value of shares of Common Stock with respect to such Incentive Stock Options exceeds $100,000, then Incentive Stock Options granted hereunder to such Participant shall, to the extent and in the order required by regulations promulgated under the Code (or any other authority having the force of regulations), automatically be deemed to be Non-Qualified Stock Options, but all other terms and provisions of such Incentive Stock Options shall remain unchanged. In the absence of such regulations (and authority), or in the event such regulations (or authority) require or permit a designation of which Options shall cease to constitute Incentive Stock Options, Incentive Stock Options granted hereunder shall, to the extent of such excess and in the order in which they were granted, automatically be deemed to be Non-Qualified Stock Options, but all other terms and provisions of such Incentive Stock Options shall remain unchanged.

(2) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns stock possessing more than ten percent of the total combined voting power of all classes of stock of Southwestern or any of its "subsidiaries" (within the meaning of Section 424 of the Code), unless (i) the exercise price of such Incentive Stock Option is at least one hundred and ten percent of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted and (ii) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

(f) Effect of Termination of Employment – Participants Other Than Directors

(1) Unless the Committee provides otherwise on or after the date of grant, in the event that the employment of a Participant with the Company shall terminate for any reason other than Disability, Retirement, Early Retirement, Cause or death, (i) Options granted to such Participant, to the extent that they were vested and exercisable at the time of such termination, shall remain exercisable until the expiration of three months after such termination, on which date they shall expire to the extent not exercised, and (ii) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided, however, that no Option shall be exercisable after the expiration of its original term.

(2) Unless the Committee provides otherwise on or after the date of grant, in the event that the employment of a Participant with the Company shall terminate on account of the Early Retirement of the Participant, such Participant shall be entitled to exercise at any time or from time to time after such termination and until the first anniversary of such termination, Options granted to him hereunder to the extent that such Options were vested and exercisable at the time of such termination provided however, that no Option shall be exercisable after the expiration of its original term. Options that are not exercised prior to the first anniversary of such termination shall expire on such anniversary date.

(3) Unless the Committee provides otherwise on or after the date of grant, in the event that the employment of a Participant with the Company shall terminate on account of the death, Disability or Retirement of the Participant, all Options granted to the Participant shall fully vest and become immediately exercisable by the Participant or the Participant's estate or beneficiary under his or her will, at any time or from time to time until the expiration of their original term.

(4) In the event of the termination of a Participant's employment with the Company and its Subsidiaries for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(5) For purposes of this Section 6(f), an Option shall be deemed to be exercisable on the date of the termination of the employment of a Participant with the Company to the extent, if any, it becomes exercisable by acceleration by the Committee.

(6) For purposes of clarification, Options held by a Participant employed by an entity that is a Subsidiary will terminate immediately when such entity ceases to be a Subsidiary of the Company, unless the Committee determines otherwise.

(g) Effect of Discontinuance of Director's Term

(1) Unless the Committee provides otherwise on or after the date of grant, in the event that the term of a Director's membership on the Board expires because (i) the Director loses an election for a position on the Board, (ii) resigns from the Board prior to his having both attained age 65 and completed three years of service as a director, or (iii) fails to seek reelection to the Board of Directors for a term commencing prior to his having both attained age 65 and completed three years of service as a director (in any case, other than on account of death or Disability) (x) Options granted to such Director, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of three months after such termination, on which date they shall expire to the extent not exercised, and (y) Options granted to such Director, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided, however, that no Options shall be exercisable after the expiration of their original term.

(2) Unless the Committee provides otherwise on or after the date of grant, in the event that the term of a Director's membership on the Board expires or is discontinued (i) because of the Director's Retirement, or (ii) because of the Director's Disability or death, all Options granted to such Director shall fully vest and become exercisable by the Director or the Director's estate or beneficiary under his or her will, at any time or from time to time until the expiration of their original term.

(3) In the event that a Director is removed from the Board by the shareholders of the Company, all outstanding Options granted to such Director shall expire at the commencement of business on the date of such removal.

7. Restricted Stock and Restricted Stock Units

The Committee may grant shares of Restricted Stock or Restricted Stock Units pursuant to the Plan. Each grant of shares of Restricted Stock or Restricted Stock Units shall be evidenced by an agreement in such form as the Committee shall from time to time approve, including, without limitation, an electronic medium. Each grant of shares of Restricted Stock or Restricted Stock Units shall comply with and be subject to the following terms and conditions:

(a) Vesting

At the time of each grant of shares of Restricted Stock or Restricted Stock Units, the Committee shall establish the date or dates on which the restrictions on the Restricted Stock will lapse or the Restricted Stock Units will vest and the conditions, if any, which must be satisfied on or prior to such vesting date for the Participant's rights with respect to such shares of Restricted Stock or Restricted Stock Units to become vested. The Committee may divide such shares of Restricted Stock or Restricted Stock Units into classes and assign a different vesting date and different conditions for each class. Except as provided in Section 7(c) and 7(f) hereof, upon a grant of Restricted Stock, a share of Restricted Stock shall be issued in accordance with the provisions of Section 7(d) hereof. Provided that all conditions to the vesting of a share of Restricted Stock imposed pursuant to Section 7(b) hereof and any agreement evidencing such Restricted Stock are satisfied, and except as provided in Section 7(c) and 7(f) hereof, upon the vesting date of a share of Restricted Stock, the Participant's rights with respect to such share shall become fully vested and the restrictions of Section 7(c) hereof shall cease to apply to such share. Provided that all conditions to the vesting of a Restricted Stock Unit imposed pursuant to Section

7(b) hereof and any agreement evidencing such Restricted Stock Unit are satisfied, and except as provided in Section 7(c) and 7(f) hereof, on the relevant vesting date, the Participant's rights with respect to such Restricted Stock Unit shall become fully vested and the Company shall settle such Restricted Stock Unit in accordance with the provisions of Section 7(e).

(b) Conditions to Vesting

At the time of the grant of shares of Restricted Stock or Restricted Stock Units, the Committee may impose such restrictions or conditions, not inconsistent with the provisions hereof, to the vesting of such shares as it deems appropriate. By way of example and not by way of limitation, the Committee may require, as a condition to the vesting of any class or classes of shares of Restricted Stock or Restricted Stock Units, that the Participant or the Company achieve such Performance Measures or other performance criteria as the Committee may specify at the time of the grant of such shares or that the Participant continue in the employment of the Company for a specified period of time.

(c) Restrictions on Transfer Prior to Vesting

Prior to the vesting of a share of Restricted Stock, such share of Restricted Stock shall not be transferable under any circumstances and no transfer of a Participant's rights with respect to such share of Restricted Stock, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to such share of Restricted Stock, but immediately upon any attempt to transfer such rights, such share, and all of the rights related thereto, shall be cancelled and shall be forfeited by the Participant and the transfer shall be of no force or effect. Prior to the vesting of a Restricted Stock Unit, such Restricted Stock Unit shall not be transferable under any circumstances and no transfer of a Participant's rights with respect to such Restricted Stock Unit, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to such Restricted Stock Unit, but immediately upon any attempt to transfer such rights, such Restricted Stock Unit, and all of the rights related thereto, shall be cancelled and shall be forfeited by the Participant and the transfer shall be of no force or effect.

(d) Custodian of Restricted Stock

Each share of Restricted Stock will be held in custody by the Company or its transfer agent as custodian until all restrictions thereon have lapsed.

(e) Benefits Upon Vesting

(1) Unless the Committee provides otherwise on or after the date of grant, upon the vesting of a share of Restricted Stock pursuant to the terms hereof, the restrictions of Section 7(c) hereof shall cease to apply to such share of Restricted Stock. Reasonably promptly after a share of Restricted Stock vests pursuant to the terms hereof, the Company shall cause a share of Common Stock to be delivered to the Participant's Equity Account.

(2) Unless the Committee provides otherwise on or after the date of grant, within 30 days following the vesting of a Restricted Stock Unit pursuant to the terms hereof, the Participant shall be entitled to receive a payment in cash, shares of Common Stock, or a combination of cash and shares of Common Stock as the Committee, in its sole discretion, shall determine, with a value equal to the sum of the Fair Market Value of a share of Common Stock on the applicable vesting date with respect to each such Restricted Stock Unit.

(f) Effect of Termination of Employment – Participants Other than Directors

(1) Unless the Committee provides otherwise on or after the date of grant, in the event the employment of a Participant with the Company is terminated for any reason, other than the Participant's death, Disability, or Retirement, all unvested Restricted Stock or Restricted Stock Units granted to such Participant, to the extent not forfeited or cancelled on or prior to such termination pursuant to any provision hereof or any agreement evidencing such Restricted Stock or Restricted Stock Units, shall be forfeited on the date of such termination without any payment of consideration by the Company to Participant.

   (2) Unless the Committee provides otherwise on or after the date of grant, in the event the employment of a Participant with the Company is terminated because of Participant's death, Disability, or Retirement, all unvested Restricted Stock or Restricted Stock Units granted to such Participant, to the extent not forfeited or cancelled on or prior to such termination pursuant to any provision hereof or any agreement evidencing such Restricted Stock or Restricted Stock Units, shall vest and all restrictions shall lapse.

   (3) For purposes of clarification, unvested Restricted Stock and Restricted Stock Units held by a Participant employed by an entity that is a Subsidiary of Southwestern will terminate and be forfeited immediately when such entity ceases to be a Subsidiary of Southwestern, unless the Committee determines otherwise.

 (g) Effect of Discontinuance of Director's Term

   (1) Unless the Committee provides otherwise on or after the date of grant, in the event that the term of a Director's membership on the Board expires or is discontinued (i) because of the Director's Retirement or (ii) because of the Director's Disability or death, all unvested Restricted Stock or Restricted Stock Units granted to such Director, to the extent not forfeited or cancelled on or prior to such event pursuant to any provision hereof or any agreement evidencing such Restricted Stock or Restricted Stock Units, shall vest and all restrictions shall lapse.

   (2) Unless the Committee provides otherwise on or after the date of grant, in the event a Director's membership on the Board expires or discontinued for any reason other than those set forth in Section 7(g)(1) above, all unvested Restricted Stock or Restricted Stock Units granted to such Director, to the extent not forfeited or cancelled on or prior to such termination pursuant to any provision hereof or any agreement evidencing such Restricted Stock or Restricted Stock Units, shall be forfeited on the date of such event without any payment of consideration by the Company to Director.

8. Other Awards

 (a) Subject to Section 3 of the Plan, the Committee may grant cash-based, equity-based or equity-related awards not otherwise described herein in such amounts and subject to such terms and conditions as the Committee shall determine, as set forth in an instrument evidencing such Awards. Without limiting the generality of the preceding sentence, each such Other Award may (i) involve the transfer of actual shares of Common Stock to Participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of Common Stock, (ii) be subject to performance-based and/or service-based conditions, including, without limitation, the Performance Measures, (iii) be in the form of cash, stock appreciation rights, phantom stock, performance shares, deferred share units or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States and (v) be designed to qualify as Performance-Based Compensation; provided, that each equity-based or equity-related Other Award shall be denominated in, or shall have a value determined by reference to, a number of shares of Common Stock that is specified (or will be determined using a formula that is specified) at the time of the grant of such Other Award. The exercise price per share of Common Stock covered by any stock appreciation right shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date on which such stock appreciation right is granted, and the compensation payable pursuant to any stock appreciation right shall not exceed the excess of the Fair Market Value of a share of Common Stock on the date on which such stock appreciation right is exercised over the exercise price.

 (b) The instrument evidencing each Other Award shall specify the consequences with respect to such Award (if any) of the Participant's termination of employment or service as a Director or other relationship between the Company and the Participant holding such Award, a leave of absence, and the Participant's death or Disability.

9. Performance-Based Compensation

 (a) Calculation

  The amount payable with respect to an Award that is intended to qualify as Performance-Based Compensation shall be determined in a manner permitted by Section 162(m) of the Code.

(b) Discretionary Reduction

The Committee may, in its discretion, reduce or eliminate the amount payable to any Participant with respect to an Award made to a Covered Employee that is intended to qualify as Performance-Based Compensation, based on such factors as the Committee may deem relevant, but the Committee may not increase any such amount above the amount established in accordance with the relevant Performance Schedule. For purposes of clarity, the Committee may exercise the discretion provided for by the foregoing sentence in a non-uniform manner among Participants.

(c) Performance Measures

The following are the Performance Measures upon which the payment or vesting of any Award (other than Options and stock appreciation rights) to a Covered Employee issued under this Plan that is intended to qualify as Performance-Based Compensation shall be based until the first annual meeting of stockholders of the Company that occurs in the fifth year following the year in which the stockholders approve the adoption of this Plan, unless the Committee earlier proposes for stockholder vote and the stockholders approve a change in the Performance Measures. The Performance Measures may be based on any one of, or a combination of, including ratios, increases, returns, any of the following: (i) financial metrics relating to present value added, return on assets, return on equity, income, earnings, profits, capital, cash flow, operating cost, margins, assets or shareholder equity, earnings before interest, taxes, depreciation and amortization, (ii) operational metrics relating to reserves, production, volume, maintenance, (iii) stock performance measures relating to stock price or total shareholder return, or (iv) health, safety and environmental measures relating to incident rates or citation.

Within 90 days after the beginning of a Performance Period, and in any case before 25% of the Performance Period has elapsed, the Committee shall establish (i) Performance Measures (and their measurement) and Performance Targets for such Performance Period, (ii) Target Awards for each Participant, and (iii) Performance Schedules for such Performance Period.

The measurement of any Performance Measure(s) shall be specified by the Committee and may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in the Company's audited financial statements, including the notes thereto. Any Performance Measure(s) may be used to measure the performance of any Participant or group of Participants, or the Company or a Subsidiary as a whole or any business unit of the Company or any Subsidiary or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or a published or special index that the Committee, in its sole discretion, deems appropriate.

Prior to the payment of any Award intended to qualify as Performance-Based Compensation, the Committee must certify in writing that the applicable Performance Targets and any of the material terms thereof, were, in fact, satisfied.

Nothing in this Section 9 is intended to limit the Committee's discretion to adopt conditions with respect to any Award that is not intended to qualify as Performance-Based Compensation that relate to other performance criteria in addition to the Performance Measures. In addition, the Committee may, subject to the terms of the Plan, provide for accelerated vesting of any award based on the achievement of Performance Targets.

In the event that the requirements of Section 162(m) of the Code and the regulations thereunder change to permit Committee discretion to alter the Performance Measures without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation and/or to amend previously granted Awards in a way that would disqualify them as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and may base vesting on Performance Measures other than those set forth in this Section 9 and/or make such amendments.

10. <u>Effect of Change in Control</u>

Unless otherwise set forth in the instrument evidencing an Award, upon a Change in Control, (i) each outstanding Award that is eligible to vest based solely on the passage of time and/or the Participant's continued service to the Company shall become fully vested and exercisable or settled in cash or stock, as applicable, and all restrictions thereon shall lapse and (ii) each outstanding Award that is eligible to vest based on the achievement of performance criteria shall vest and become exercisable or settled in cash or stock, as applicable, and the restrictions thereon shall lapse, with respect to the number of shares of Common Stock underlying such Award or the amount of cash that is equal to (a) the total number of shares of Common Stock underlying such Award or cash amount underlying an Award (including a Participant's Target Award) that is eligible to vest based on performance during a Performance Period that includes the date of the Change in Control multiplied by (b) a fraction, the numerator of which is the number of days during such Performance Period that have elapsed prior to (and including) the date of the Change in Control and the denominator of which is the total number of days in such Performance Period, in each case as determined by the Committee. Any portion of an Award that is eligible to vest based on the achievement of performance criteria and does not vest pursuant to clause (ii) of the preceding sentence shall be forfeited as of the date of the Change in Control and the Participant shall have no further rights with respect thereto. With respect to any Award not described in the first sentence of this Section 10, the effect of a Change in Control on such Award (if any) shall be set forth in the instrument governing the terms of such Award.

11. <u>Payments and Deferrals</u>

(a) Payment of vested Awards may be in the form of cash, Common Stock or combinations thereof as the Committee shall determine, subject to such terms, conditions, restrictions and limitations as it may impose. The Committee may (i) postpone the exercise of Options or stock appreciation rights (but not beyond their expiration dates), (ii) require or permit Participants to elect to defer the receipt or issuance of shares of Common Stock pursuant to Awards or the settlement of Awards in cash under such rules and procedures as it may establish, in its discretion, from time to time, (iii) provide for deferred settlements of Awards including the payment or crediting of earnings on deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in common share equivalents, (iv) stipulate in any agreement evidencing an Award, either at the time of grant or by subsequent amendment, that a payment or portion of a payment of an Award be delayed in the event that Section 162(m) of the Code (or any successor or similar provision of the Code) would disallow a tax deduction by the Company for all or a portion of such payment; <u>provided</u>, that the period of any such delay in payment shall be until the payment, or portion thereof, is tax deductible, or such earlier date as the Committee shall determine in its sole discretion; and <u>provided further</u> that notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code, the Committee shall not take such action unless it determines that such action will not result in any adverse tax consequences for any Participant under Section 409A of the Code.

(b) If, pursuant to any Award granted under the Plan, a Participant is entitled to receive a payment on a specified date, such payment shall be deemed made as of such specified date if it is made (i) not earlier than 30 days before such specified date and (ii) not later than December 31 of the year in which such specified date occurs or, if later, the fifteenth day of the third month following such specified date, in each case provided that the Participant shall not be permitted, directly or indirectly, to designate the taxable year in which such payment is made.

(c) Notwithstanding the foregoing, if a Participant is a Specified Employee at the time of his or her Separation from Service, any payment(s) with respect to any Award subject to Section 409A of the Code to which such Participant would otherwise be entitled by reason of such Separation from Service shall be made on the date that is six months after the Participant's Separation from Service (or, if earlier, the date of the Participant's death).

(d) If, pursuant to any Award granted under the Plan, a Participant is entitled to a series of installment payments, such Participant's right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment. For purposes of the preceding sentence, the term "series of installment payments" has the same meaning as provided in Section 1.409A-2(b)(2)(iii) of the Treasury Regulations.

12. <u>Adjustment Upon Certain Changes</u>

(a) In the event of any change in the Company's capital structure on account of (i) any extraordinary dividend (stock or cash), stock dividend, stock split, reverse stock split, or any similar equity restructuring, or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divesture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other similar event affecting the Company's capital structure, to the extent necessary to prevent the enlargement or diminution of the rights of Participants, the Committee shall make such adjustments as it deems necessary or appropriate to (A) the maximum number of shares of Common Stock that may be issued through Awards under the Plan, (B) the maximum number of shares of Common Stock that may be issued through Incentive Stock Options under the Plan, (C) to the extent permitted under Section 162(m) of the Code, the maximum number of shares that may be granted to any individual Participant under the Plan; (D) the number or kind of shares subject to an outstanding Award; (E) subject to the limitation contained in Section 12(d), the exercise price applicable to an outstanding Award; (F) to the extent permitted under Section 162(m) of the Code, any measure of performance that relates to an outstanding Award; and (G) any other terms or conditions of outstanding Awards as the Committee in its discretion deems appropriate, in each case in order to reflect such change in the Common Stock.

(b) Subject to any required action by the stockholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation), the Awards outstanding on the date of such merger or consolidation shall pertain to and apply to the securities that a holder of the number of shares of Common Stock subject to any such Awards would have received in such merger or consolidation (it being understood that if, in connection with such transaction, the stockholders of the Company retain their shares of Common Stock and are not entitled to any additional or other consideration, the Awards shall not be affected by such transaction).

(c) In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall (x) provide for the exchange of each Award outstanding immediately prior to such event (whether or not then exercisable or vested) for a right with respect to some or all of the property for which the stock underlying such Award is exchanged and, incident thereto, make an equitable adjustment to the exercise price of the Options or stock appreciation rights or the number or kind of securities or amount of property subject to any Award and/or (y) cancel, effective immediately prior to such event, any outstanding Award (whether or not exercisable or vested) and in full consideration of such cancellation pay to the Participant an amount in cash, with respect to each underlying share of Common Stock, equal to the excess of (A) the value, as determined by the Committee in its discretion, of securities and/or property (including cash) received by such holders of shares of Common Stock as a result of such event over (B) the exercise price of the outstanding Options or Other Awards, if applicable, in each case, as the Committee may consider, in its sole discretion, necessary or appropriate to prevent dilution or enlargement of rights.

(d) Notwithstanding anything to the contrary in this Section 12, any action taken under this Section 12: (i) with respect to Incentive Stock Options, shall be taken only to the extent that it does not constitute a "modification" within the meaning of Section 424(h)(3) of the Code, (ii) shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act, (iii) with respect to Awards subject to Section 409A of the Code, shall conform to the requirements of Section 409A of the Code, and (iv) with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, shall be taken only to the extent that the Committee determines that such actions may be taken without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment, substitution, cancellation or other action hereunder and, upon notice, such adjustment, substitution, cancellation or other action shall be conclusive and binding for all purposes. Notwithstanding the foregoing, the Committee may, in its discretion, decline to take action under this Section 12 with respect to any Award if the Committee determines that such action would violate (or cause the Award to violate) applicable law or result in adverse tax consequences to the Participant or to the Company. No provision of this Section 12 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

(e)   Except as expressly provided in the Plan or any Award grant agreement, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of Southwestern or any other corporation. Except as expressly provided in the Plan, no issuance by Southwestern of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award.

13. Rights Under the Plan

Except as otherwise expressly provided in any Award grant agreement, no person shall have any rights as a stockholder with respect to any shares of Common Stock covered by or relating to any Award granted pursuant to the Plan until the date (if any) of the issuance of such shares or the date as of which the Company records the Participant or his or her nominee as the owner of such shares, free and clear of any restrictions or conditions pursuant to the Plan or any grant agreement hereunder, in its books and records. Except as otherwise expressly provided in Section 12 hereof, no adjustment of any Award shall be made for dividends or other rights for which the record date occurs prior to the date such share of Common Stock is issued or such record is made. Nothing in this Section 13 is intended, or should be construed, to limit the authority of the Committee to cause the Company to make payments based on the dividends that would be payable with respect to any share of Common Stock underlying an Award if such share were issued or outstanding on the record date of such dividends, or from granting rights hereunder related to such dividends.

The Company shall not have any obligation to establish any separate fund or trust or other segregation of assets to provide for payments under the Plan. To the extent any person acquires any rights to receive payments hereunder from the Company, such rights shall be no greater than those of an unsecured creditor.

14. No Special Employment Rights; No Right to Award

(a)   Nothing contained in the Plan or any Award shall confer upon any Participant any right with respect to the continuation of his or her employment by or service to the Company or interfere in any way with the right of the Company at any time to terminate such employment or service or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Award.

(b)   No person shall have any claim or right to receive an Award hereunder. The Committee's granting of an Award to a Participant at any time shall neither require the Committee to grant any subsequent Award to such Participant (or any Award to any other Participant or other person) at any time, nor preclude the Committee from making subsequent grants to such Participant or any other Participant or other person.

15. Securities Matters

(a)   Southwestern shall be under no obligation to effect the registration pursuant to the Securities Act of any shares of Common Stock to be issued hereunder or to effect similar compliance under any state or non-U.S. laws. Notwithstanding anything herein to the contrary, Southwestern shall not be obligated to cause to be issued or delivered any shares of Common Stock underlying Awards or recordation by the Company of the Participant or his or her nominee as the owner of Common Stock pursuant to the Plan unless and until Southwestern is advised by its counsel that the issuance and delivery of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition to the issuance and delivery of shares of Common Stock underlying Awards or recordation by the Company of the Participant or his or her nominee as the owner of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, as the Committee deems necessary or desirable.

(b) The exercise of any Option granted hereunder shall only be effective at such time as counsel to Southwestern shall have determined that the issuance and delivery of shares of Common Stock pursuant to such exercise is in compliance with all applicable laws and regulations and the requirements of any securities exchange on which shares of Common Stock are traded. Southwestern may, in its sole discretion, defer the effectiveness of an exercise of an Option hereunder or the issuance or transfer of shares of Common Stock pursuant to any Award pending or to ensure compliance under federal, state or non-U.S. securities laws. Southwestern shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Option or the issuance or transfer of shares of Common Stock pursuant to any Award. During the period that the effectiveness of the exercise of an Option has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

16. Withholding Taxes

(a) Payment of Taxes

Participants shall be solely responsible for any applicable taxes (including without limitation income and excise taxes) and penalties, and any interest that accrues thereon, which they incur in connection with the receipt, vesting, settlement or exercise of any Award. Notwithstanding any provision of this Plan to the contrary, in no event shall the Company or any Subsidiary be liable to a Participant on account of an Award's failure to (i) qualify for favorable U.S. or non-U.S. tax treatment or (ii) avoid adverse tax treatment under U.S. or non-U.S. law, including, without limitation, Section 409A of the Code.

(b) Cash Remittance

Whenever shares of Common Stock are to be issued upon the exercise, grant or vesting of an Award, and whenever any cash amount shall become payable in respect of any Award, Southwestern shall have the right to require the Participant to remit to Southwestern in cash an amount sufficient to satisfy federal, state, local and/or non-U.S. withholding tax requirements, if any, attributable to such exercise, grant, vesting or payment prior to the delivery of such shares or recordation by the Company of the Participant or his or her nominee as the owner of such shares or the effectiveness of the lapse of such restrictions or making of such payment. In addition, upon the exercise or settlement of any Award in cash, or any payment with respect to any Award, Southwestern shall have the right to withhold from any payment required to be made pursuant thereto an amount sufficient to satisfy the federal, state, local and/or non-U.S. withholding tax requirements, if any, attributable to such exercise, settlement or payment.

(c) Stock Remittance

At the election of the Participant, subject to the approval of the Committee, when shares of Common Stock are to be issued upon the exercise, grant or vesting of an Award, the Participant may tender to Southwestern a number of shares of Common Stock that have been owned by the Participant for at least six months (or such other period as the Committee may determine) having a Fair Market Value at the tender date determined by the Committee to be sufficient to satisfy the minimum federal, state, local and/or non-U.S. withholding tax requirements, if any, attributable to such exercise, grant or vesting, but not greater than the minimum withholding obligations. Such election shall satisfy the Participant's obligations under Section 16(a) hereof, if any.

(d) Stock Withholding
At the election of the Participant, subject to the approval of the Committee, when shares of Common Stock are to be issued upon the exercise, grant or vesting of an Award, Southwestern shall withhold a number of such shares having a Fair Market Value at the exercise date determined by the Committee to be sufficient to satisfy the minimum federal, state, local and/or non-U.S. withholding tax requirements, if any, attributable to such exercise, grant or vesting, but not greater than the minimum withholding obligations. Such election shall satisfy the Participant's obligations under Section 16(a) hereof, if any.

17. Amendment or Termination of the Plan

(a) The Plan and any Award may be amended, suspended or terminated at any time by the Board; provided that no amendment (i) to increase the number of shares of Common Stock that may be issued under the Plan, (ii) to increase any Award Limit or the Director Limit, (iii) to materially increase the benefits accruing to Participants granted Awards under the Plan, ~~and~~or (~~iii~~iv) to materially modify the requirements as to eligibility for participation in the Plan, shall be made without stockholder approval; provided, further, that no other amendments shall be made without stockholder approval if stockholder approval is required under then applicable law, including any applicable tax, stock exchange or accounting rules, and that no amendment to the Plan or any Award shall violate the prohibition on repricing contained in Section 3(d). Nothing herein shall restrict the Company's ability to exercise its discretionary authority hereunder pursuant to Section 4 hereof, which discretion may be exercised without amendment to the Plan. Notwithstanding the foregoing, with respect to Awards subject to Section 409A of the Code, any amendment, suspension or termination of the Plan or any such Award shall conform to the requirements of Section 409A of the Code. Except as otherwise provided in Section 17(b), no termination, suspension or amendment of the Plan or any Award shall adversely affect the right of any Participant with respect to any Award theretofore granted, as determined by the Committee, without such Participant's written consent.

(b) The Committee may amend or modify the terms and conditions of an Award to the extent that the Committee determines, in its sole discretion, that the terms and conditions of the Award violate or may violate Section 409A of the Code; provided, however, that (i) no such amendment or modification shall be made without the Participant's written consent if such amendment or modification would violate the terms and conditions of any other agreement between the Participant and the Company and (ii) unless the Committee determines otherwise, any such amendment or modification of an Award made pursuant to this Section 17(b) shall maintain, to the maximum extent practicable, the original intent of the applicable Award provision without contravening the provisions of Section 409A of the Code. The amendment or modification of any Award pursuant to this Section 17(b) shall be at the Committee's sole discretion and the Committee shall not be obligated to amend or modify any Award or the Plan, nor shall the Company be liable for any adverse tax or other consequences to a Participant resulting from such amendments or modifications or the Committee's failure to make any such amendments or modifications for purposes of complying with Section 409A of the Code or for any other purpose. To the extent the Committee amends or modifies an Award pursuant to this Section 17(b), the Participant shall receive notification of any such changes to his or her Award and, unless the Committee determines otherwise, the changes described in such notification shall be deemed to amend the terms and conditions of the Award and the applicable agreement governing the terms of such Award.

18. No Obligation to Exercise
The grant to a Participant of an Award shall impose no obligation upon such Participant to exercise such Award.

19. Transfers Upon Death
Subject to Section 6(d), upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executors or administrators of the Participant's estate or by any person or persons who shall have acquired such right to exercise by will or by the laws of descent and distribution. Subject to Section 6(d), no transfer by will or the laws of descent and distribution of any Award, or the right to exercise any Award, shall be effective to bind Southwestern unless the Committee shall have been furnished with (a) written notice thereof and

with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (b) an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant of the Award. Except as provided in this Section 19, Section 6(d), or as determined by the Committee at or after the date of grant, no Award shall be transferable, and shall be exercisable only by a Participant during the Participant's lifetime.

20. Expenses and Receipts

The expenses of the Plan shall be paid by Southwestern. Any proceeds received by Southwestern in connection with any Award will be used for general corporate purposes.

21. Failure to Comply; Recoupment

(a) In addition to the remedies of Southwestern elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the agreement executed by such Participant evidencing an Award, unless such failure is remedied by such Participant within ten days after having been notified of such failure by the Committee, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee may determine.

(b) Notwithstanding anything in the Plan to the contrary, the Company will be entitled to the extent permitted or required by applicable law or Company policy as in effect from time to time to include in any Award agreement the Company's right to recoup compensation of whatever kind paid by the Company or any of its Subsidiaries at any time to a Participant under the Plan.

22. Governing Law

The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of the State of Delaware without regard to its conflict of law principles.

23. Effective Date and Term of Plan

The Plan was adopted by the Board on February 19, 2013 subject to the approval of the Plan by the stockholders of Southwestern. No grants of Awards may be made under the Plan after the tenth anniversary of the Effective Date.

CORE AREAS OF OPERATION

Our primary business is the exploration for and production of natural gas and oil, with our current operations principally focused within the United States on development of unconventional natural gas reservoirs located in Pennsylvania, West Virginia and Arkansas. Our operations in Northeast Appalachia are primarily focused on the unconventional natural gas reservoir known as the Marcellus Shale, our operations in Southwest Appalachia are also focused on the Marcellus Shale, the Utica and the Upper Devonian unconventional natural gas and oil reservoirs and our operations in Arkansas are primarily focused on an unconventional natural gas reservoir known as the Fayetteville Shale.



FAYETTEVILLE
2015 RESERVES:
3,281 Bcf (53%)

SOUTHWEST APPALACHIA
2015 RESERVES:
611 Bcf (10%)

NORTHEAST APPALACHIA
2015 RESERVES:
2,319 Bcf (37%)